                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   June, 2000
                                          ------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   AMVESCAP PLC LISTING PARTICULARS
                                 --------------------------------

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN
ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR
OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER,
SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

If you have sold or otherwise transferred all of your AMVESCAP Ordinary Shares, please send this document and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, such documents should not be distributed, forwarded to or transmitted in or into Australia or Japan.

A copy of this document, which comprises a circular and listing particulars relating to AMVESCAP PLC prepared in accordance with the Listing Rules made under section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 149 of that Act.

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                                 AMVESCAP PLC

        Issue of up to 105,228,882 new ordinary shares of 25 pence each in AMVESCAP PLC and issue of a special voting share of 25 pence in AMVESCAP PLC pursuant to the acquisition by
                 AMVESCAP PLC of Trimark Financial Corporation

         Circular to AMVESCAP PLC Shareholders and Listing Particulars

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Notice of an Extraordinary General Meeting of the Company is set out at the end
of this document. This will be held at 11 Devonshire Square, London EC2M 4YR on 20 July 2000 at 11.00 a.m. The enclosed Form of Proxy for use at the Extraordinary General Meeting should be completed and returned to the Company's registrars, IRG plc, (Proxies) PO Box 25, Beckenham, Kent BR3 4BR, as soon as possible and in any event so as to be received no later than 11.00 a.m. on 18 July 2000.

THIS DOCUMENT SHOULD BE READ AS A WHOLE AND IN FULL. YOUR ATTENTION IS DRAWN TO THE LETTER FROM THE CHAIRMAN OF AMVESCAP WHICH IS SET OUT IN PART I AND WHICH RECOMMENDS YOU TO VOTE IN FAVOUR OF THE RESOLUTION TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING REFERRED TO ABOVE.

Application has been made to the UKLA and London Stock Exchange respectively for the New AMVESCAP Ordinary Shares to be admitted to the Official List of the UKLA and to trading on the London Stock Exchange. Application has also been made to the Paris Bourse for the New AMVESCAP Ordinary Shares to be admitted to the Premier Marche of the Paris Bourse. The New AMVESCAP Ordinary Shares will only be made available to Trimark Securityholders and will not be generally made available or marketed to the public in the United Kingdom. It is expected that Admission will become effective and dealings will commence in the New AMVESCAP Ordinary Shares on 1 August 2000.

The offer of New AMVESCAP Ordinary Shares, pursuant to the Merger, is not being made directly or indirectly in or into Australia or Japan. This document and the accompanying documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan. The New AMVESCAP Ordinary Shares to be issued pursuant to the Merger have not been and will not be registered under the United States Securities Act of 1933 as amended, or under the relevant securities laws of any state or other jurisdiction of the United States, and no prospectus in relation to the New AMVESCAP Ordinary Shares has been lodged with, or registered by, the Australian Securities Commission or any securities authority in Japan. The New AMVESCAP Ordinary Shares will be offered and issued in the United States pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 as amended. The New AMVESCAP Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia or Japan or in any other country outside the United Kingdom where such distribution may lead to a breach of any law or regulatory requirement.
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                                   CONTENTS

SECTION                                                                   PAGE
PART I                                                                      6
Letter from the Chairman of AMVESCAP PLC                                    6
1.  Introduction                                                            6
2.  Information on AMVESCAP                                                 6
3.  Information on Trimark                                                  7
4.  Background to and Benefits of the Merger                                7
5.  Terms of the Merger                                                     8
6.  The New AMVESCAP Ordinary Shares                                        9
7.  The Exchangeable Shares                                                 9
8.  The Debentures                                                         10
9.  Special Voting Share                                                   10
10. Current Trading and Prospects                                          11
11. Extraordinary General Meeting                                          11
12. Action to be Taken                                                     12
13. Further Information                                                    12
14. Commitment and intentions to vote in favour                            12
15. Recommendation                                                         12

PART II                                                                    13
Details of the Merger                                                      13
1.  Merger Agreement                                                       13
2.  Support Agreement                                                      13
3.  Voting and Exchange Trust Agreement                                    14
4.  The Indenture                                                          14
5.  Further Details of the Exchangeable Shares                             15
6.  Details of the Special Voting Share                                    16

PART III                                                                   18
Financial Information relating to the AMVESCAP Group                       18
A.  Financial Information for the three years ended 31 December 1999       18
    -    Consolidated Statements of Profit and Loss                        18
    -    Consolidated Balance Sheets                                       19
    -    Consolidated Statements of Total Recognised Gains and Losses      19
    -    Consolidated Statements of Shareholders' Funds                    20
    -    Consolidated Statements of Cash Flows                             21
    -    Notes to the Consolidated Financial Statements                    22
1.  Significant Accounting and Reporting Policies                          22
2.  Segmental Information                                                  23
3.  Investment Income                                                      23
4.  Interest Payable                                                       23
5.  Directors and Employees                                                24
6.  Taxation                                                               24
7.  Dividends                                                              24
8.  Earnings per Share                                                     25
9.  Goodwill                                                               25
10. Investments (held as fixed assets)                                     26
11. Tangible Assets                                                        27
12. Debtors                                                                27
13. Creditors: amounts falling due within one year                         27
14. Long-term Debt                                                         28
15. Provisions for Liabilities and Charges                                 28
16. Share Capital                                                          28
17. Reconciliation of Net Cash Flow to Movement in Net Debt                29
18. Analysis of Net Debt                                                   29
19. Commitments and Contingencies                                          30
20. Financial Instruments                                                  31
21. Reconciliation to US Accounting Principles                             33

                                       2
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SECTION                                                                   PAGE
B.  Financial Information for the three months ended 31 March 2000         34
    -    Unaudited Group Profit and Loss Account                           34
    -    Unaudited Group Balance Sheet                                     35
    -    Unaudited Group Cash Flow Statement                               36
    -    Notes                                                             36
    -    Reconciliation to US Accounting Principles                        37

PART IV                                                                    38
Financial Information on Trimark                                           38
A.  Financial Information for the three years ended 31 March 2000          38
     -    Consolidated Balance Sheets                                      39
     -    Consolidated Statements of Income and Retained Earnings          40
     -    Consolidated Statements of Cash Flows                            41
     -    Notes to Consolidated Financial Statements                       42
1.   Operations                                                            42
2.   Summary of Significant Accounting Policies                            42
3.   Other Assets                                                          44
4.   Fixed Assets                                                          44
5.   Marketable and Investment Securities                                  45
6.   Loans                                                                 45
7.   Allowance for Loan Losses                                             46
8.   Total Current Liabilities                                             46
9.   Deposit Liabilities                                                   46
10.  Bank Term Loan                                                        46
11.  Share Capital                                                         47
12.  Sale of Assets                                                        48
13.  Income Taxes                                                          48
14.  Lease Commitments                                                     49
15.  Financial Instruments                                                 49
16.  Contingent Liability                                                  50
17.  Comparative Financial Statements                                      50
18.  Subsequent Event                                                      50
B.   Reconciliation to UK accounting principles and conformity to
     AMVESCAP PLC accounting policies                                      51
Ernst & Young Accounting Policies Reconciliation Letter                    53

PART V                                                                     55
Pro Forma Financial Statements                                             55
    -    Pro Forma Consolidated Balance Sheet (UK GAAP)                    56
    -    Pro Forma Consolidated Statement of Earnings (UK GAAP)            57
    -    Notes to the Pro Forma Consolidated Financial Statements          58
1.  Basis of Presentation                                                  58
2.  Pro Forma Assumptions and Adjustments                                  58
Letter from Arthur Andersen                                                60

PART VI                                                                    61
Additional Information                                                     61
1.  Responsibility                                                         61
2.  Directors                                                              61
3.  The Company                                                            65
4.  Share Capital of AMVESCAP                                              65
5.  Memorandum and Articles of Association                                 72
6.  The Company's Share Option Plans                                       76
7.  Directors' and Other Interests                                         82
8.  United Kingdom Taxation                                                86
9.  Material Contracts                                                     88
10. Working Capital                                                        92
11. Subsidiaries                                                           92
12. Principal Establishments                                               94
13. Miscellaneous                                                          94
14. Documents available for Inspection                                     95

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SECTION                                                                   PAGE
PART VII                                                                   96
Definitions                                                                96

PART VIII                                                                  99
NOTICE OF EXTRAORDINARY GENERAL MEETING                                    99

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UNITED KINGDOM


Latest time and date for receipt of Forms of Proxy   11.00 am on 18 July 2000

Extraordinary General Meeting                        11.00 am on 20 July 2000

Admission and dealings in New AMVESCAP             2.30 p.m. on 1 August 2000
Ordinary Shares commence on the London
Stock Exchange

Despatch by post of definitive share                            1 August 2000
certificates for the New AMVESCAP Ordinary Shares

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               EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN FRANCE

Admission and dealings in New AMVESCAP                 3.30 p.m. (Paris time)
Ordinary Shares commence on the                              on 1 August 2000
Paris Bourse

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN CANADA

Trimark Securityholders' meeting held to approve Merger          24 July 2000

Ontario Superior Court of Justice hearing
of final order for approval of the Plan                          26 July 2000

Effective Date of the Plan                                      1 August 2000

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                                    PART I

                   LETTER FROM THE CHAIRMAN OF AMVESCAP PLC

                                 AMVESCAP PLC
               (incorporated and registered in England under the Companies Act 1929 with registered number 308372)

Directors                                         Registered and Head Office:

Charles William Brady (Chairman)                         11 Devonshire Square
Charles Theodore Bauer                                        London EC2M 4YR
Sir John Michael Middlecott Banham
The Hon. Michael D'Arcy Benson
Joseph Rodney Canion
Michael John Cemo
Gary Thomas Crum
Adolphus Drewry Frazier Jr.
Robert Hart Graham
Roberto Alejandro de Guardiola
Hubert Lamar Harris, Jr.
Bevis Longstreth
Robert Fry McCullough
Stephen Kingsbury West
Alexander Moss White

Company Secretary

Michael Stephen Perman

                                                                 23 June 2000

To AMVESCAP Shareholders, participants in the UK and Irish AMVESCAP Share Participation Schemes and, for information only, to Trimark Securityholders and holders of options under the AMVESCAP Share Option Schemes.

Dear Shareholder

             PROPOSED ACQUISITION OF TRIMARK FINANCIAL CORPORATION

1.  INTRODUCTION

On 9 May 2000 AMVESCAP PLC and Trimark Financial Corporation announced that they had reached agreement for AMVESCAP to acquire Trimark, in a transaction valued at approximately C$2.7 billion ({pound sterling}1.16 billion) based on AMVESCAP's closing share price on 8 May 2000. The consideration for the proposed Merger is comprised of a combination of cash, New AMVESCAP Ordinary Shares, new shares issued by Exchangeco (a newly created Canadian subsidiary of AMVESCAP) which are exchangeable for New AMVESCAP Ordinary Shares, and equity subordinated debentures issued by Exchangeco. This consideration, valued in aggregate at C$27 per Trimark Share on 9 May 2000, may be elected for by Trimark Shareholders subject to certain limits which are explained later in this document.

The Merger, unanimously recommended by the boards of AMVESCAP and Trimark, is subject to approval by Trimark Securityholders, Canadian Court approval and certain regulatory approvals and is also conditional upon the Special Resolution set out in the Notice of Extraordinary General Meeting at the end of this document, being passed by AMVESCAP Shareholders.

Further details of the Merger, including a summary of the conditions, and further terms and background to the Special Resolution, are set out later in this letter and in Part II of this document.

2.  INFORMATION ON AMVESCAP

AMVESCAP is one of the world's largest independent investment management companies, with US$391.6 billion of assets under management at 31 March 2000. AMVESCAP provides its clients with a broad array of domestic, foreign and global investment products in each country in which it operates. It has a

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significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. AMVESCAP's business is focused entirely on investment management.

On 19 April 2000 AMVESCAP announced its results for the three months to 31 March 2000 reporting that profit before tax and goodwill amortisation amounted to {pound sterling}124.7 million compared to {pound sterling}69.7 million for the first quarter of 1999. Revenues increased to {pound sterling}369.5 million from {pound sterling}241.1 million in the first quarter of 1999. Diluted earnings per share before goodwill amortisation amounted to 12.5p for the first quarter of 2000 (1999: 7.1p), an increase of 76% compared to the first quarter of 1999.

The above figures are extracted without material adjustment from the interim financial statements of AMVESCAP for the 3 months ended 31 March 2000. Further financial information on AMVESCAP is set out in Part III of this document. Recipients of this document should not just rely on the summary but should read carefully the whole of this document.

3.  INFORMATION ON TRIMARK

Trimark is a Canadian financial services company which began its operations in 1981 and now stands as Canada's sixth largest investment management company in terms of assets under management. It is currently a public company listed on the Toronto Stock Exchange.

Trimark has two principal wholly owned Canadian operating subsidiaries, namely Trimark Investment Management Inc. ("TIMI"), which is the manager of its mutual funds business, and Trimark Trust, a Canadian regulated trust company, which earns investment income from its loan and investment portfolios. TIMI is the sponsor, manager and distributor of 35 mutual funds in Canada. It also sponsors, manages the portfolios of and administers 23 segregated funds in partnership with AIG Life Insurance Company of Canada. TIMI derives its revenue primarily from management fees received for the ongoing investment management services provided to the funds, which are based on a percentage of net assets for each of the funds.

The Trimark mutual funds may be categorised into the following seven groups: international equity funds, specialty international equity funds, Canadian equity funds, specialty Canadian equity funds, balanced funds, fixed income funds and 100% registered retirement savings plan funds. TIMI had approximately
2.2 million unitholder fund accounts as at 31 March 2000.

Trimark has over 800 permanent and part time employees located throughout Canada. Robert Krembil, (the current chairman and chief executive officer of Trimark) will continue to have a role in the business after the Merger and, in particular, will serve as chairman of the merged Canadian companies and will continue to oversee the portfolio management of the Trimark mutual funds.

It is also anticipated that TIMI personnel responsible for investment decision-making and portfolio management of the Trimark funds will continue to manage the portfolios of the Trimark mutual funds after the Merger in accordance with the investment objectives and restrictions of the applicable funds.

Trimark announced the results of its operations for the year ended 31 March 2000 on 9 May 2000. Revenue for the financial year then ended was C$547.5 million, net income was C$95.1 million and fully diluted earnings per share amounted to C$0.97. Mutual fund assets under management were C$24.8 billion at 31 March 2000 and Trimark's net assets were C$394.8 million at the same date.

The above figures are extracted without material adjustment from the financial statements of Trimark for the year ended 31 March 2000. Further financial information on Trimark is set out in Part IV of this document. Recipients of this document should not just rely on the summary but should read carefully the whole of this document.

4.  BACKGROUND TO AND BENEFITS OF THE MERGER

AMVESCAP believes that, in an increasingly consolidating global marketplace, a firm's size, market position, brands and financial strength are critical; the combination of AMVESCAP and Trimark will enhance AMVESCAP's market position in Canada significantly by joining the AIM and Trimark brands, expanding channels of product distribution to key independent financial advisors and broadening the platform for the distribution of global products, and that economies of scale will be achieved in addition to enhanced distribution and product diversification.

The combined assets of AIM Funds Management Inc. (AMVESCAP's existing business in Canada) and Trimark will position AMVESCAP as the second largest investment management company in the Canadian marketplace in terms of assets under management. The acquisition is in line with AMVESCAP's strategy to secure a leading position in each of the world's major investment markets.

The Canadian equity mutual fund market is the third largest in the world in terms of the value of assets under management and AMVESCAP expects that the Canadian mutual fund industry's assets will grow over the next 5 years. Mutual funds are the investment vehicle of choice in Canada for a number of reasons:

o As more than 40% of adult Canadians invest through mutual funds, mutual funds are a relatively well known and well-understood vehicle in Canada; and

o  Long term saving is supported through government tax policy.

Following the acquisition of Trimark, it is anticipated that AMVESCAP will have funds under management of approximately US$410 billion ({pound sterling}256 billion) based on 31 March 2000 market levels, reinforcing its position as one of the largest independent investment management businesses in the world.

The impact of the Merger on AMVESCAP's diluted earnings per share, before goodwill amortisation and the cost of the integration of the business, is expected to be slightly accretive.

5.  TERMS OF THE MERGER

The Merger Agreement values each Trimark Share at C$27 as at 9 May 2000 compared with the closing price of a Trimark Share on 8 May 2000, the last business day before the announcement of the Merger, of C$24.25.

The Merger is to be effected by means of a plan of arrangement under the Business Corporations Act (Ontario) (the "Plan"). Following completion of the Plan, AMVESCAP will indirectly own 100 per cent. of Trimark. Under the Plan, Trimark Shareholders will be entitled to elect to receive for every Trimark Share either:

(a)   up to a maximum of C$27.00 in cash;

(b)   up to a maximum of C$27.00 principal amount of Debentures;

(c) up to a maximum of a number of Exchangeable Shares equal to the Exchange Ratio;

(d) up to a maximum of a number of New AMVESCAP Ordinary Shares equal to the Exchange Ratio; or

(e) any combination thereof with a deemed aggregate value of C$27.00 as of 9 May 2000.

The elections made by Trimark Shareholders will not necessarily correspond to the consideration each such Trimark Shareholder will receive as AMVESCAP has agreed in the Merger Agreement to pay in aggregate a fixed amount of cash, set a maximum aggregate limit in respect of each other element of the consideration and issue Debentures only if Trimark Shareholders elect for more than C$100 million of Debentures, all as described below and in Part II of this document. The actual amount of cash, principal amount of Debentures, number of Exchangeable Shares and New AMVESCAP Ordinary Shares which a Trimark Shareholder will receive is dependent upon the elections made by all the other Trimark Shareholders, so that where any cash or maximum aggregate limits are exceeded as a result of such elections, the elections will be prorated down to the relevant limit and the excess satisfied by another form of consideration as described below.

AMVESCAP intends to satisfy the cash consideration (equal to C$7.50 for each Trimark Share outstanding at the Effective Date), using AMVESCAP's existing cash resources and borrowings under its existing US$700 million credit facility. The maximum possible amount of cash that can be paid is approximately C$762 million ({pound sterling}321 million), ignoring cash that may be required to be paid to Dissenting Shareholders, and assuming that all Trimark Options have been exercised by the Election Deadline and that there are no fractional payments. If the cash elections exceed the fixed cash amount, the elections will be prorated down to the fixed cash limit based on the amount of cash elected for by each Trimark Shareholder, and the excess will be satisfied by the issue of Exchangeable Shares.

Under Canadian law Dissenting Shareholders are entitled to be paid the "fair value" for their Trimark Shares. In the event of a dispute, "fair value" would be determined by a Canadian court. AMVESCAP Shareholders should note however that completion of the Merger is conditional upon no more than 10% of those Trimark Shareholders holding shares directly in Trimark exercising their dissent rights under Canadian law. AMVESCAP believes that if this condition is satisified the existing cash resources and

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borrowings of AMVESCAP will also be sufficient to cover any liability owed to
Dissenting Shareholders based on AMVESCAP's assessment of the likely maximum level of Dissenting Shareholders.

As the fixed amount of cash that is being paid is equal to C$7.50 per Trimark Share outstanding on the Effective Date, the remaining elements of the consideration are limited in aggregate to a deemed value as of 9 May 2000 of C$19.50 per Trimark Share outstanding on the Effective Date. This would mean, for example, that if all the Trimark Options are exercised by the Election Deadline and Trimark Shareholders elected for Debentures worth C$100 million or less, a total of C$762 million ({pound sterling}321 million) in cash would be paid and 105,228,882 AMVESCAP Ordinary Shares and Exchangeable Shares in aggregate would be available for issue to the Trimark Shareholders.

AMVESCAP will not be responsible (subject to various limited exceptions) for the payment of any applicable stamp, registration and transfer taxes and duties, if any, upon the issue of the Exchangeable Shares, the Debentures or the New AMVESCAP Ordinary Shares pursuant to the Merger.

6.  THE NEW AMVESCAP ORDINARY SHARES

The actual number of New AMVESCAP Ordinary Shares to be issued on the Effective Date is contingent on the form of consideration elected by each of the Trimark Shareholders. The maximum possible number of New AMVESCAP Ordinary Shares that could be issued on the Effective Date as a result of the Merger is limited to 105,228,882. This assumes that all the Trimark Options have been exercised by the Election Deadline, elections are made for not less than such number by the Trimark Shareholders and no Debentures or Exchangeable Shares are elected by Trimark Shareholders.

If the number of New AMVESCAP Ordinary Shares elected by Trimark Shareholders exceeds the maximum number available for election pursuant to the Merger, then the maximum number of New AMVESCAP Ordinary Shares available shall be prorated among such electing Trimark Shareholders. Such Trimark Shareholders will be deemed to have elected to be paid cash for the shortfall in such circumstances.

The New AMVESCAP Ordinary Shares will be issued credited as fully paid and will when issued rank in all respects pari passu with the existing issued AMVESCAP Ordinary Shares including entitlement to dividends. The New AMVESCAP Ordinary Shares will only be issued in certificated form.

Application has been made to the UKLA and the London Stock Exchange respectively for the New AMVESCAP Ordinary Shares to be admitted to the Official List of the UKLA and to trading on the London Stock Exchange. Application has also been made to the Paris Bourse for the New AMVESCAP Ordinary Shares to be admitted to the Premier Marche of the Paris Bourse. The New AMVESCAP Ordinary Shares will only be made available to Trimark Securityholders and will not be made generally available or marketed to the public. It is expected that Admission will become effective and dealings commence in the New AMVESCAP Ordinary Shares on 1 August 2000.

7.  THE EXCHANGEABLE SHARES

The number of Exchangeable Shares to be issued on the Effective Date is also contingent on the form of consideration elected by each of the Trimark Shareholders. The maximum possible number of Exchangeable Shares that could be issued on the Effective Date as a result of the Merger is limited to 105,228,882. This assumes that all Trimark Options have been exercised by the Election Deadline, elections are made for not less than such number of Exchangeable Shares by the Trimark Shareholders, Debentures worth C$100 million or less have been elected for and no New AMVESCAP Ordinary Shares have been elected by Trimark Shareholders. If the number of Exchangeable Shares elected by Trimark Shareholders exceeds the maximum available for election pursuant to the Merger, then the maximum number of Exchangeable Shares available shall be prorated among such electing Trimark Shareholders. Such Trimark Shareholders will be deemed to have elected to be paid cash for the shortfall in such circumstances.

The Exchangeable Shares, which have been conditionally approved for listing on and once listed will be tradeable on the Toronto Stock Exchange, are a Canadian dollar denominated security issued by Exchangeco and as such are a different class of share from the AMVESCAP Ordinary Shares. There is no intention to list the Exchangeable Shares in London or elsewhere other than the Toronto Stock Exchange. The Exchangeable Shares are being offered primarily to allow existing Canadian Trimark Shareholders to participate in the future performance of AMVESCAP in a tax efficient manner through holding a Canadian security. The Directors view both the issued AMVESCAP Ordinary Shares and any Exchangeable Shares and Debentures issued pursuant to the Merger as making up the Enlarged AMVESCAP Group's equity capital base.

The Exchangeable Shares will be exchangeable into New AMVESCAP Ordinary Shares on a one-for-one basis at the request at any time of the holder of an Exchangeable Share provided that, a holder of an Exchangeable Share may not exercise such exchange right if, as a result, AMVESCAP would be required to file a registration statement under the Securities Act. They can be compulsorily converted on or after 31 December 2009, or earlier at the option of Exchangeco in certain circumstances, including if the number of Exchangeable Shares in issue (other than those held by AMVESCAP and its affiliates) falls below 5,000,000. AMVESCAP is required to reserve for issue an equivalent number of New AMVESCAP Ordinary Shares to the number of Exchangeable Shares that are issued in order to satisfy the exchange rights and to prepare further listing particulars when the number of Exchangeable Shares converting into New AMVESCAP Ordinary Shares would exceed 10% of the issued share capital of AMVESCAP.

The Exchangeable Shares will have similar rights and benefits to the existing AMVESCAP Ordinary Shares. They will have a right to dividends equivalent to those paid on AMVESCAP Ordinary Shares and, through the Special Voting Share (described in paragraph 9 below), a vote at general meetings of AMVESCAP which will give them equivalent voting rights to the holders of AMVESCAP Ordinary Shares. In addition, where AMVESCAP, inter alia, seeks to issue additional shares, is subject to a takeover offer, or reorganises its share capital, AMVESCAP or Exchangeco will seek to put holders of Exchangeable Shares in a similar position to AMVESCAP Shareholders. Apart from the voting mechanism of the Special Voting Share, the holders of Exchangeable Shares have a right to vote at general meetings of Exchangeco in limited situations where the rights of such holders would be prejudiced by actions taken by AMVESCAP or Exchangeco.

Further details of the Exchangeable Shares are set out in paragraph 5 of Part II of this document.

8.  THE DEBENTURES

The number of Debentures to be issued on the Effective Date is also contingent on the form of consideration elected by each of the Trimark Shareholders. Debentures will only be issued if Trimark Shareholders collectively elect to receive more than C$100 million of principal amount of Debentures. If elections received for the Debentures would result in C$100 million worth of Debentures or less being issued, then Exchangeable Shares subject to the share limitations and prorations, will be issued in lieu and/or cash (if the share limitations are then exceeded).

The maximum possible principal amount of Debentures that could be issued by Exchangeco on the Effective Date is limited to C$1,320,222,000. This figure assumes that all Trimark Options have been exercised on or before the Election Deadline and elections are made for not less than such amount of Debentures by Trimark Shareholders. If elections are made by Trimark Shareholders for Debentures which exceed the maximum available for election pursuant to the Merger, then the maximum principal amount of available Debentures shall be prorated among such electing Trimark Shareholders. Such Trimark Shareholders will be deemed to have elected to be paid in Exchangeable Shares (subject to the share limitations and prorations) for the shortfall and/or cash (if the share limits are then exceeded) in such circumstances.

The Debentures will be issued by Exchangeco and fully and unconditionally guaranteed by AMVESCAP. The Debentures will be issued in principal amounts of C$1000 and will bear interest at the rate of 6% per annum, payable semi-annually, commencing six months after the Plan becomes effective. The Debentures will be convertible into Exchangeable Shares at any time on the basis set out in paragraph 4 of Part II of this document. The Exchangeable Shares issued as a result of such conversion will rank pari passu with the Exchangeable Shares already issued by Exchangeco and will have the same rights as set out in paragraph 7 above. The Debentures have been conditionally approved for listing on the Toronto Stock Exchange.

9.  SPECIAL VOTING SHARE

In order to ensure that the holders of the Exchangeable Shares have equivalent voting rights to the AMVESCAP Shareholders, one Special Voting Share of 25 pence is proposed to be created and issued by AMVESCAP. This Special Voting Share will not be listed on any stock exchange and will be held by a trustee on behalf of all the holders of the Exchangeable Shares and will have the rights, privileges and restrictions set out in the Voting and Exchange Trust Agreement which is briefly summarised in paragraph 6 of Part II of this document.

In particular, the holder of the Special Voting Share shall on a poll have one vote for every four Exchangeable Shares then outstanding that are owned by holders of Exchangeable Shares other than AMVESCAP and its affiliates and as to which the Trustee has received voting instructions from such holders. This matches the rights of AMVESCAP Shareholders on a poll who have one vote for every {pound sterling}1 nominal paid up which is held by such persons (i.e. one vote for every 4 AMVESCAP Ordinary Shares held). On a show of hands, the holder of the Special Voting Share or its proxy shall have one vote in addition to any votes which may be cast by a holder of Exchangeable Shares (other than AMVESCAP and its affiliates) or proxy for the holder of the Special Voting Share.

10. CURRENT TRADING AND PROSPECTS

AMVESCAP's unaudited results for the three months ended 31 March 2000 were announced on 19 April 2000. Reported profit (before tax and goodwill amortisation) for the first quarter of 2000 was {pound sterling}124.7 million and diluted earnings per share (before goodwill amortisation) amounted to 12.5p per share for the same period (an increase of 76 per cent compared to the first quarter of 1999).

Trimark released its results for the year ended 31 March 2000 on 9 May 2000. These results reflected income before tax of C$172.6 million and diluted earnings per share of C$0.97 per share.

As at 31 March 2000, AMVESCAP and Trimark had assets under management of US$391.6 billion and C$24.8 billion respectively.

Extracts from the financial statements of AMVESCAP and Trimark are included in Parts III and IV respectively of this document.

Since the unaudited results of AMVESCAP for the period ended 31 March 2000 were announced, AMVESCAP continues to believe that it is well placed to take advantage of opportunities in an increasingly global marketplace and views the prospects for the current year with confidence and enthusiasm. The acquisition of Trimark will add considerable strength to the AMVESCAP Group's position in Canada.

11. EXTRAORDINARY GENERAL MEETING

The Merger Agreement is conditional upon, among other things, the AMVESCAP Shareholders passing the Special Resolution. Accordingly, you will find set out at the end of this document a notice convening the Extraordinary General Meeting of the Company to be held at 11 Devonshire Square, London EC2M 4YR on 20 July 2000 at 11.00 am at which the Special Resolution set out therein will be proposed (i) to approve the Merger (ii), to increase the authorised share capital of AMVESCAP from {pound sterling}212,700,000 to {pound sterling}262,500,000 by the creation of 199,199,999 AMVESCAP Ordinary Shares and 1 Special Voting Share (representing an increase of approximately 23.41 per cent in AMVESCAP's current authorised share capital), (iii) to create a Special Voting Share of 25 pence with the rights, privileges and restrictions attached to it as set out in paragraph 6 of Part II of this document, (iv) to renew the authorities granted to the Directors at the annual general meeting of the Company held on 26 April 2000 (in substitution for such existing authorities) so as to authorise the Directors pursuant to section 80 of the Act to allot relevant securities up to an aggregate nominal amount of {pound sterling}56,205,685.50 and to authorise the Directors pursuant to section 95 of the Act to allot equity securities (otherwise than by way of a rights issue) of up to {pound sterling}8,430,852.75, (v) to authorise the Directors, pursuant to section 80 and 95 of the Act, to allot New AMVESCAP Ordinary Shares and disapply the statutory pre-emption provisions up to a maximum nominal amount of {pound sterling}26,307,220.75 (representing 105,228,882 New AMVESCAP Ordinary Shares and one Special Voting Share), in connection with the Merger, and (vi) to change the articles of association of the Company to include the rights of the Special Voting Share. Paragraphs (ii) to (vi) of the Special Resolution will be conditional upon the Plan becoming effective

If the Special Resolution is passed, the Directors will (in addition to the authority referred to in paragraph (v) above in connection with the Merger) have authority to allot in aggregate AMVESCAP Ordinary Shares up to a maximum nominal amount of {pound sterling}56,205,685.50 (representing 224,822,742 AMVESCAP Ordinary Shares, or 33.21 per cent. of AMVESCAP's current issued ordinary share capital) of which up to a maximum nominal amount of {pound sterling}8,430,852.75 (representing 33,723,411 AMVESCAP Ordinary Shares or approximately 4.98 per cent of AMVESCAP's current issued share capital) may be allotted for cash other than pursuant to a rights issue. This is in substitution for the existing authorities of the Directors to allot AMVESCAP Ordinary Shares granted at the Annual General Meeting on 26 April 2000 and summarised in paragraphs 4.5 and 4.6 of Part VI of this document.

The Directors have no present intention of issuing any AMVESCAP Ordinary Shares, or any securities convertible into or exercisable into or exchangeable for AMVESCAP Ordinary Shares, other than in connection with the AMVESCAP Share Option Schemes or the Merger.

In paragraph 4 of Part VI of this document are further details of the present share capital of AMVESCAP, and as it might be upon successful completion of the Merger.

12. ACTION TO BE TAKEN

AMVESCAP Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, YOU ARE REQUESTED TO COMPLETE THE FORM OF PROXY AND RETURN IT IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON SO THAT IT IS RECEIVED BY IRG PLC, (PROXIES) PO BOX 25, BECKENHAM, KENT BR3 4BR AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO ARRIVE NO LATER THAN 11.00 AM ON 18 JULY 2000. The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

13. FURTHER INFORMATION

Your attention is drawn to the additional information set out in Parts II to VIII of this document.

14. COMMITMENT AND INTENTIONS TO VOTE IN FAVOUR

The trustee of the AMVESCAP Executive Share Option Trust (which holds 26,175,029 AMVESCAP Ordinary Shares) has undertaken to vote in favour of the Special Resolution to be proposed at the Extraordinary General Meeting.

The management committee of the INVESCO ESOP (referred to in paragraph 6.11 of Part VI of this document), which has discretion over 12,108,920 AMVESCAP Ordinary Shares and 20,030 ADRs held in the INVESCO ESOP, currently intends to direct the trustee to vote in favour of the Special Resolution to be proposed at the Extraordinary General Meeting, subject to compliance with applicable fiduciary duties.

The management committee of the Global Stock Plan (referred to in paragraphs
6.8 to 6.10 of Part VI of this document), which holds 9,824,231 AMVESCAP Ordinary Shares and 58,274 ADRs, currently intends to direct the trustee to vote in favour of the Special Resolution to be proposed at the Extraordinary General Meeting, subject to compliance with applicable fiduciary duties.

As part of the AIM Merger, certain of the Directors and their family interests undertook, pursuant to a Voting Agreement (referred to in paragraph 9.2 of Part VI of this document), to vote on all resolutions of AMVESCAP Shareholders in the same proportion as votes cast by other shareholders for or against the relevant resolutions. They will authorise the Chairman as their proxy to cast their votes accordingly on the Special Resolution.

15. RECOMMENDATION

Your Directors consider the Merger to be in the best interests of AMVESCAP and its Shareholders as a whole and have unanimously approved the transaction. Accordingly, your Directors recommend Shareholders to vote in favour of the Special Resolution to be proposed at the Extraordinary General Meeting, as your Directors (subject to the Voting Agreement referred to above) intend to do in respect of their own beneficial holdings.

Yours faithfully

CHARLES W BRADY
EXECUTIVE CHAIRMAN

                                    PART II

                             DETAILS OF THE MERGER

The following is a brief summary of the Merger Agreement and material documents to be entered into in connection with the Merger:

1.  MERGER AGREEMENT

Under the Merger Agreement (which is governed by Canadian law), the Merger is to be implemented by a plan of arrangement under the OBCA. The Plan provides that the Trimark Shareholders may elect (subject to certain limitations) to receive Exchangeable Shares, New AMVESCAP Ordinary Shares, Debentures or cash or a combination thereof in exchange for their Trimark Shares. The Plan also provides that any Trimark Option which is not exercised on or before the Election Deadline will on the Effective Date become an option (exercisable at the original exercise price (or, in certain very limited circumstances at an increased price) of such Trimark Option) to purchase such number of AMVESCAP Ordinary Shares as is equal to the Exchange Ratio multiplied by the number of Trimark Shares subject to such Trimark Option.

In cases where fractional entitlements to New AMVESCAP Ordinary Shares and Exchangeable Shares or entitlements to Debentures with a principal amount of less than C$1,000 arise as a result of any Trimark Shareholder's election, the fractional element will be paid in cash. Any such cash payment will be payable in Canadian dollars and, in respect of Exchangeable Shares and New AMVESCAP Ordinary Shares, will be equal to the fractional element multiplied by the Current Market Price for the Effective Date.

CONDITIONS PRECEDENT AND ACTIONS PENDING COMPLETION

The Merger Agreement is subject to certain conditions precedent. These include the prior approval of the Plan by two-thirds of the votes cast by Trimark Securityholders in a special meeting and by the Ontario Superior Court of Justice (which, amongst other things, will consider whether the Plan is fair to the Trimark Securityholders), the passing of the Special Resolution by AMVESCAP Shareholders, unitholder approvals of certain Trimark funds and certain required regulatory approvals.

In certain circumstances, if the Merger Agreement is terminated, Trimark will be required to pay break fees to AMVESCAP in the amount of C$100 million ({pound sterling}43 million).

If AMVESCAP Shareholders fail to approve the Merger, then, subject to certain exceptions, AMVESCAP will be required to pay to Trimark break fees of C$5 million ({pound sterling}2 million).

If the Trimark Securityholders fail to approve the Merger, then subject to certain exceptions, Trimark will be required to pay to AMVESCAP break fees of C$5 million ({pound sterling}2 million).

Pending the implementation of the Merger, Trimark is under an obligation, amongst other things, to continue to conduct its business in the ordinary course. Subject to satisfaction of the conditions precedent, AMVESCAP is obliged to enter into (and to cause Exchangeco and Callco as applicable, to enter into) the Support Agreement, the Voting and Exchange Trust Agreement and the Indenture on or prior to the Effective Date. Summary details of the Support Agreement, the Voting and Exchange Trust Agreement and the Indenture are set out in paragraphs 2, 3 and 4 below respectively.

WARRANTIES

The Merger Agreement contains certain warranties from AMVESCAP to Trimark and from Trimark to AMVESCAP.

2.  SUPPORT AGREEMENT

Under the Support Agreement to be entered into on the Effective Date between AMVESCAP, Callco and Exchangeco, AMVESCAP will agree to ensure that Exchangeco and Callco can satisfy their respective obligations in respect of the Exchangeable Shares.

So long as any Exchangeable Shares not owned by AMVESCAP or its affiliates are outstanding, AMVESCAP cannot declare or pay any dividend unless Exchangeco on the same day declares or pays an equivalent dividend to holders of the Exchangeable Shares. If there is a shortfall in Exchangeco's reserves on any dividend declaration date then AMVESCAP is required to fund this shortfall to the extent necessary to pay an economically equivalent dividend. If AMVESCAP pays a dividend in specie to AMVESCAP Shareholders then a dividend of equivalent value must be paid to the holders of the Exchangeable Shares.

If AMVESCAP is subject to a takeover offer, it must use all reasonable efforts to enable the holders of the Exchangeable Shares to participate on economically equivalent terms. Further, the Support Agreement contains an anti-dilution covenant on the part of AMVESCAP which prevents AMVESCAP from issuing AMVESCAP Ordinary Shares, convertible shares or options to AMVESCAP Shareholders; distributing property to AMVESCAP Shareholders; or altering its share capital structure, in each case without either (a) the approval of the holders of the Exchangeable Shares or (b) economically equivalent arrangements being put in place in favour of the holders of the Exchangeable Shares. The measure of economic equivalence will be determined by the board of directors of Exchangeco who are appointed by AMVESCAP.

AMVESCAP must also ensure the availability of sufficient New AMVESCAP Ordinary Shares to satisfy the exchange rights of the holders of the Exchangeable Shares. Further details on the Exchangeable Shares are set out in paragraph 5 of this section.

3.  VOTING AND EXCHANGE TRUST AGREEMENT

Under the Voting and Exchange Trust Agreement to be entered into on the Effective Date between AMVESCAP, Exchangeco and the Trustee, the Special Voting Share will be issued to the Trustee and a trust created for the benefit of the holders of the Exchangeable Shares (other than AMVESCAP and its affiliates). The Trustee will be able to vote in person or by proxy on any matters put before the AMVESCAP Shareholders at an AMVESCAP general meeting. Each holder of Exchangeable Shares is entitled to instruct the Trustee to vote at any meeting at which holders of AMVESCAP Ordinary Shares are entitled to vote or to attend the meeting personally and vote directly. Unless instructed, the Trustee may not vote, and any Exchangeable Shares held by AMVESCAP or its affiliates may not be voted.

The Trustee will also hold automatic exchange rights in trust for the benefit of the holders of the Exchangeable Shares (other than AMVESCAP and its affiliates) which will provide that, in the event of insolvency or liquidation of Exchangeco or of AMVESCAP, AMVESCAP will purchase each Exchangeable Share held by such holders in return for one New AMVESCAP Ordinary Share plus any accrued and unpaid dividends thereon.

AMVESCAP will provide to the Trustee all documents to be sent to the AMVESCAP Shareholders (including proxies and forms of direction that are subject to the right of reasonable comment by the Trustee if reasonably practicable) prior to mailing. The Trustee is required, at AMVESCAP's expense, to mail all such documents to the holders of the Exchangeable Shares, whenever practicable at the same time as they are mailed to the AMVESCAP Shareholders.

AMVESCAP and Exchangeco jointly and severally agree to pay the Trustee for all services rendered by it under the Voting and Exchange Trust Agreement, including reasonable expenses. In addition, AMVESCAP and Exchangeco will be liable to indemnify the Trustee against any claims, losses, reasonable costs and expenses incurred in compliance with its duties under the Voting and Exchange Trust Agreement.

4.  THE INDENTURE

The Debentures will be issued under the Indenture on the Effective Date and will mature on the date that is three years from the Effective Date. All amounts owing under the Debentures and the Indenture will be subordinated in right of payment to all other senior indebtedness of Exchangeco. The Debentures will bear interest from the Effective Date at a rate of 6.0% per annum payable semi-annually in arrears at six month intervals in each year.

Each C$1,000 principal amount of Debentures that is issued is convertible at any time, subject to notice and other usual limitations as set out in the Indenture, at the option of the holder prior to maturity into a number of Exchangeable Shares calculated as of the date the holder elects to convert Debentures. The number of Exchangeable Shares into which the Debentures are convertible is equal to the lesser of (i) the AMVESCAP Share Value and (ii) C$1200 divided by the Current Market Price for the date of notice of conversion. The Indenture provides for the adjustment of the basis of calculation upon the occurrence of certain dilutive events.

Exchangeco also has the right at any time on at least 20 days' and not more than 30 days' prior written notice to redeem all of the Debentures for C$1,200 (plus accrued unpaid interest on such C$1,000 principal amount) (the "Redemption Amount") for each C$1,000 principal amount of Debentures. Save for certain limited circumstances, Exchangeco will have the right to elect to redeem the Debentures by issuing and delivering such number of Exchangeable Shares which results from dividing the Redemption Amount by 95% of the Current Market Price for the date of the redemption notice. Exchangeco also has the right to purchase Debentures without giving notice in the open market or by tender or private contract at any price, except in certain limited circumstances.

Exchangeco is required to remain a wholly-owned direct or indirect subsidiary of AMVESCAP so long as the Debentures are outstanding. Neither Exchangeco nor AMVESCAP is entitled to amalgamate with any other corporation or enter into any reorganisation or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets, unless in such case: (i) either Exchangeco or AMVESCAP, as the case may be, shall be the continuing corporation, or the successor corporation shall become bound by the obligations of Exchangeco or AMVESCAP, as the case may be, under the terms of the Indenture; and (ii) Exchangeco, AMVESCAP or such successor corporation shall not immediately thereafter be in default under the Indenture.

So long as any Debentures remain outstanding, Exchangeco is required to maintain the listing of the Exchangeable Shares on the Toronto Stock Exchange. If an Event of Default as specified in the Indenture shall occur and be continuing, the Trustee may, in its discretion, and shall, upon request of the holders of not less than 25% in principal amount of the outstanding Debentures, declare the principal of, together with accrued interest on, all Debentures to be due and payable.

AMVESCAP has agreed to guarantee all of the payment obligations and other obligations of Exchangeco under the Debentures and the Indenture. All of AMVESCAP's obligations under such guarantee will be subordinated in right of payment to all other senior indebtedness of AMVESCAP.

5.  FURTHER DETAILS OF THE EXCHANGEABLE SHARES

5.1 EXCHANGE: A holder of Exchangeable Shares has the right at any time (subject to the exercise by Callco of its overriding call right described below) to require Exchangeco to redeem any or all of its Exchangeable Shares (the "Retracted Shares") in exchange for the delivery to that holder of one New AMVESCAP Ordinary Share for each Retracted Share plus any declared and unpaid dividends thereon (the "Exchange Amount") provided that a holder may not exercise such right if, as a result, AMVESCAP would be required to file a registration statement under the Securities Act.

     When a holder requests Exchangeco to redeem Retracted Shares
     ("Retraction Request"), Callco will have an overriding right to purchase all of the Retracted Shares, at a purchase price per share of the Exchange Amount.

     A holder may revoke its Retraction Request, in writing, at any time prior to the close of business on the business day preceding the date set for retraction, in which case the Retracted Shares will neither be purchased by Callco nor be redeemed by Exchangeco.

5.2 LIQUIDATION OF EXCHANGECO: In the event of the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, holders of the Exchangeable Shares will generally have preferential rights to receive from Exchangeco the Exchange Amount for each Exchangeable Share held. In such event, Callco will have an overriding right to purchase the Exchangeable Shares for a price per share equal to the Exchange Amount.

5.3 LIQUIDATION OF AMVESCAP: In order for the holders of the Exchangeable Shares to participate on a pro rata basis with the holders of AMVESCAP Ordinary Shares, on the fifth business day prior to the effective date of an AMVESCAP Liquidation Event (essentially the institution of winding up or insolvency proceedings of AMVESCAP or similar events), each Exchangeable Share (other than those held by AMVESCAP or its affiliates) will be purchased by AMVESCAP for a price equal to the Exchange Amount.

5.4 REDEMPTION: Subject to applicable law and to the exercise by Callco of its overriding right to purchase the Exchangeable Shares for a price per share equal to the Exchange Amount, Exchangeco will redeem all of the then outstanding Exchangeable Shares for a price per share equal to the Exchange Amount on a date determined by the board of directors of Exchangeco but not before 31 December 2009.

     In certain circumstances however, Exchangeco (or Callco pursuant to its overriding right) will have the right to require a redemption of the Exchangeable Shares prior to 31 December 2009. An early redemption may occur upon:

     (a) there being fewer than 5,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by AMVESCAP and its affiliates);

     (b) the occurrence of an AMVESCAP Control Transaction, (essentially a merger, amalgamation, take-over or similar transaction concerning AMVESCAP), provided that the board of directors of Exchangeco determines (i) that it is not reasonably practicable substantially to replicate the terms and conditions of the Exchangeable Shares in connection with the AMVESCAP Control Transaction and (ii) that the redemption of the Exchangeable Shares is necessary to enable the completion of the AMVESCAP Control Transaction; or

     (c) the failure by holders of Exchangeable Shares to take the necessary action to approve or disapprove any change in the rights of the holders of Exchangeable Shares where the approval or disapproval is required to maintain economic equivalence with AMVESCAP Ordinary Shares.

6.  DETAILS OF THE SPECIAL VOTING SHARE

The Special Voting Share shall have the following rights, privileges and restrictions which are set out in more detail in the Voting and Exchange Trust
Agreement:

6.1  NUMBER OF SHARES: There shall be one Special Voting Share.

6.2 DIVIDENDS OR DISTRIBUTIONS: The Special Voting Share shall not carry any right to receive dividends or distributions.

6.3 VOTING RIGHTS: The holder of the Special Voting Share shall have the right to receive notice of and to attend and vote at any general meeting of the Company as follows:

     (a) On a show of hands, the holder of the Special Voting Share, or its proxy, shall have one vote in addition to any votes which may be cast by a holder of Exchangeable Shares (other than AMVESCAP and its affiliates) (a "Beneficiary") (or its nominee) on such show of hands as proxy for the holder of the Special Voting Share in accordance with paragraph 6.5 below;

     (b) On a poll, the holder of the Special Voting Share shall have one vote for every four Exchangeable Shares then outstanding (a) that are owned by Beneficiaries and (b) as to which the holder of the Special Voting Share has received voting instructions from the Beneficiaries in accordance with the Voting and Exchange Trust Agreement. Votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

6.4 The holder of the Special Voting Share shall be entitled to demand that a poll be taken on any resolution, whether before or after a show of hands, and to this extent Article 71 of the Company's Articles of Association (the "Articles") will be amended and varied.

6.5 If so instructed by a Beneficiary, the holder of the Special Voting Share shall appoint that Beneficiary, or such other person as that Beneficiary nominates, as proxy to attend and to exercise personally in place of the holder of the Special Voting Share (i) on a poll, one vote for every four Exchangeable Shares held by the Beneficiary, and (ii) on a show of hands one vote (the "Beneficiary Votes"). A proxy need not be a member of the Company. A Beneficiary (or his nominee) exercising its Beneficiary Votes shall have the same rights as the holder of the Special Voting Share to speak at the meeting in favour of any matter and to vote on a show of hands or on a poll in respect of any matter proposed, and to this extent
     Article 77 of the Articles will be amended and varied.

6.6 The holder of the Special Voting Share and/or Exchangeco is entitled to require any Beneficiary or any person whom the holder of the Special Voting Share and/or Exchangeco know or have reason to believe to hold any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to who holds an interest in such Exchangeable Share as would be required if the Exchangeable Shares were AMVESCAP Ordinary Shares and that Beneficiary had been duly served with a notice under section 212 of the Act as detailed in Article 78(B) of the Articles. If the Beneficiary fails to respond within the prescribed period then the provisions of
     Article 78(B) shall apply to that Beneficiary.

6.7 Except as provided in the Voting and Exchange Trust Agreement or by applicable law, the holder of the Special Voting Share and the AMVESCAP Shareholders shall vote together as one class for the appointment of directors of the Company and on all other matters submitted to a vote of AMVESCAP Shareholders.

6.8 LIQUIDATION RIGHTS: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Company available for distribution to the AMVESCAP Shareholders, an amount equal to 25 pence before any distribution is made on the AMVESCAP Ordinary Shares or any other shares ranking junior to the Special Voting Shares as to distribution of assets upon voluntary or involuntary liquidation. After payment of such amount the holder of the Special Voting Share shall not be entitled to any further participation in any distribution of assets of the Company.

6.9 NO REDEMPTION RIGHT: The Special Voting Share shall not be subject to redemption by the Company or at the option of its holder, except that at such time as no Exchangeable Shares (other than Exchangeable Shares owned by the Company or its affiliates) and no Debentures shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount of 25 pence due and payable upon such redemption.

6.10 RANKING: The Special Voting Share shall rank senior to all AMVESCAP Ordinary Shares.

6.11 RESTRICTIONS: During the term of the Voting and Exchange Trust Agreement, the Company may not, without the consent of the holders of the Exchangeable Shares, issue any Special Voting Shares in addition to the Special Voting Share and no other term of the Special Voting Share shall be amended, except with the approval of the holders of the Exchangeable Shares (save that non-prejudicial ministerial amendments may be made by the agreement of AMVESCAP, Exchangeco and the Trustee).

                                   PART III

             FINANCIAL INFORMATION RELATING TO THE AMVESCAP GROUP

The financial information contained in this Part III does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory consolidated accounts of the Group for the financial periods ended 31 December 1997, 1998 and 1999 received an unqualified audit opinion, did not contain a statement under Sections 237(2) and (3) of the Act and have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act. Arthur Andersen, Chartered Accountants and Registered Auditors, have been auditors to the Company for the last three financial periods.

A.  FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER 1999

The following information is extracted without material adjustment from the audited consolidated financial statements of the Group for each of the financial periods ended 31 December 1997, 1998 and 1999.

                  CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

                                               for the years ended December 31,
                                                  1999        1998       1997
                                                 {pound      {pound     {pound
                                                sterling}   sterling}  sterling}
                                                  '000        '000       '000
Revenues                                       1,072,350     802,172    530,659
Operating expenses                              (719,637)   (544,856)  (344,573)
                                               ----------   ---------  ---------
                                                 352,713     257,316    186,086
Exceptional item-integration                           -     (48,600)         -
Goodwill amortization (note 9)                   (36,754)    (21,221)         -
                                               ----------   ---------  ---------
Operating profit                                 315,959     187,495    186,086
Investment income (note 3)                        11,809      12,183      9,260
Interest payable (note 4)                        (44,726)    (38,200)   (18,053)
                                               ----------   ---------  ---------
Profit before taxation                           283,042     161,478    177,293
Taxation (note 6)                               (102,010)    (67,373)   (60,279)
                                               ----------   ---------  ---------
Profit for the financial year                    181,032      94,105    117,014
Dividends (note 7)                               (58,244)    (50,594)   (39,462)
                                               ----------   ---------  ---------
Retained profit for the year                     122,788      43,511     77,552
                                               ==========   =========  =========
Earnings per ordinary share (note 8):
 -basic                                             28.3p       15.7p      22.7p
 -diluted                                           27.1p       14.7p      20.8p
                                               ----------   ---------  ---------
Earnings per ordinary share
 before goodwill amortization
 and exceptional item (note 8):
 -basic                                             34.0p       26.0p      22.7p
 -diluted                                           32.7p       24.3p      20.8p
                                               ----------   ---------  ---------

              The accompanying notes form part of these accounts.

                          CONSOLIDATED BALANCE SHEETS

                                                      as of December 31,
                                                  1999        1998       1997
                                                 {pound      {pound     {pound
                                                sterling}   sterling}  sterling}
                                                  '000        '000       '000
FIXED ASSETS
Goodwill (note 9)                                664,135     711,795          -
Investments (note 10)                            128,921     131,738     86,626
Tangible assets (note 11)                        108,021      88,781     46,832
                                               ----------   ---------  ---------
                                                 901,077     932,314    133,458
CURRENT ASSETS
Debtors (note 12)                                675,856     479,381    190,155
Investments (note 10)                             60,135      79,469     26,554
Cash at bank and in hand                         189,732     119,651     70,681
                                               ----------   ---------  ---------
                                                 925,723     678,501    287,390
Creditors: amounts falling due
  within one year (note 13)                     (706,289)   (550,397)  (219,502)
                                               ----------   ---------  ---------
Net current assets                               219,434     128,104     67,888
                                               ----------   ---------  ---------
Total assets less current liabilities          1,120,511   1,060,418    201,346
Long-term debt (note 14)                        (659,120)   (686,010)  (203,598)
Provisions for liabilities and
 charges (note 15)                               (24,730)    (43,438)   (19,210)
                                               ----------   ---------  ---------
NET ASSETS                                       436,661     330,970    (21,462)
                                               ==========   =========  =========
Capital and reserves
Called up share capital (note 16)                168,617     167,506    148,855
Share premium account                            478,860     469,382    157,365
Profit and loss account                          380,717     257,929    214,418
                                               ----------   ---------  ---------
                                               1,028,194     894,817    520,638
OTHER RESERVES                                  (591,533)   (563,847)  (542,100)
                                               ----------   ---------  ---------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS            436,661     330,970    (21,462)
                                               ==========   =========  =========


         CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                for the years ended December 31,
                                                  1999        1998       1997
                                                 {pound      {pound     {pound
                                                sterling}   sterling}  sterling}
                                                  '000        '000       '000
Profit for the financial year                    181,032      94,105    117,014
Currency translation differences on
  investments in overseas subsidiaries           (18,645)     14,609      1,685
                                               ----------   ---------  ---------
Total recognized gains and losses for the year   162,387     108,714    118,699
                                               ==========   =========  =========

              The accompanying notes form part of these accounts.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' FUNDS

Movements in shareholders' funds comprise:

                                                                                     Profit and
                                                   Share        Share        Other         loss
                                                 capital      premium     reserves      account        Total
                                                  {pound       {pound       {pound       {pound       {pound
                                                sterling}    sterling}    sterling}    sterling}    sterling}
                                                    '000         '000         '000         '000         '000
AT DECEMBER 31, 1996                              67,848       33,184     (125,536)     136,866      112,362
Profit for the financial year                          -            -            -      117,014      117,014
Dividends                                              -            -            -      (39,462)     (39,462)
Goodwill written off                                   -            -   (1,022,790)           -   (1,022,790)
AIM merger                                        63,086            -      537,491            -      600,577
Exercise of options                                1,323       11,206      (10,450)           -        2,079
Rights issue                                      13,567      103,373            -            -      116,940
Conversion of loan note                            3,031        9,602            -            -       12,633
Warrant reserve for the AIM
 merger                                                -            -       77,500            -       77,500
Currency translation
 differences on investments
 in overseas subsidiaries                              -            -        1,685            -        1,685
                                                ---------    ---------  -----------    ---------   ----------
AT DECEMBER 31, 1997                             148,855      157,365     (542,100)     214,418      (21,462)
Profit for the financial year                          -            -            -       94,105       94,105
Dividends                                              -            -            -      (50,594)     (50,594)
Exercise of options                                4,362       37,164      (36,356)           -        5,170
GT Global acquisition                             10,625      263,196            -            -      273,821
Conversion of loan note                            3,664       11,657          104            -       15,425
Currency translation
 differences on investments
 in overseas subsidiaries                              -            -       14,505            -       14,505
                                                ---------    ---------  -----------    ---------   ----------
AT DECEMBER 31, 1998                             167,506      469,382     (563,847)     257,929      330,970
Profit for the financial year                          -            -            -      181,032      181,032
Dividends                                              -            -            -      (58,244)     (58,244)
Exercise of options                                1,111        9,478       (9,041)           -        1,548
Currency translation
 differences on investments
 in overseas subsidiaries                              -            -      (18,645)           -      (18,645)
                                                ---------    ---------  -----------    ---------   ----------
AT DECEMBER 31, 1999                             168,617      478,860     (591,533)     380,717      436,661
                                                =========    =========  ===========    =========   ==========

              The accompanying notes form part of these accounts.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             for the years ended December 31,
                                                               1999            1998           1997
                                                             {pound          {pound         {pound
                                                           sterling}       sterling}      sterling}
                                                               '000            '000           '000
Operating activities

Operating profit                                            315,959         187,495        186,086
Exceptional item                                                  -          32,207              -
Depreciation                                                 40,621          26,216         18,197
Amortization                                                 62,674          34,965              -
(Increase)/decrease in debtors                             (235,873)         26,255            590
Increase/(decrease) in creditors                            166,071        (147,730)        32,602
Other                                                        16,595             453         (3,475)
                                                          ----------      ----------     ----------
                                                            366,047         159,861        234,000
Returns on investments and servicing of finance
Interest and dividends received                              13,123          10,804          9,426
Interest paid                                               (44,148)        (34,210)       (18,624)
                                                          ----------      ----------     ----------
                                                            (31,025)        (23,406)        (9,198)

Taxation                                                    (56,454)        (60,111)       (54,683)

Capital expenditure and financial investment
Purchase of tangible fixed assets, net of sales             (56,721)        (54,644)       (24,269)
Disposals/(purchases) of fixed asset investments,
  net of purchases of {pound sterling}24.4 million
  in 1999 and net of sales of {pound sterling}
  33.5 million in 1998 and {pound sterling}7.0
  million in 1997                                             6,425         (18,706)       (10,967)
                                                          ----------      ----------     ----------
                                                            (50,296)        (73,350)       (35,236)

Acquisitions, net of cash, cash equivalents,
and bank overdraft acquired                                       -        (126,959)      (337,409)
Dividends paid                                              (54,394)        (44,410)       (25,942)
                                                          ----------      ----------     ----------

Cash inflow/(outflow) before the use of cash equivalents    173,878        (168,375)      (228,468)

Financing
Issues of ordinary share capital                              1,548           5,170          2,079
Issue of senior notes                                             -         395,155              -
Credit facility, net                                        (53,911)         72,889        202,982
Other loans and bank overdrafts                             (54,381)       (252,856)       (78,908)
                                                          ----------      ----------     ----------
                                                           (106,744)        220,358        126,153
Change in bank overdrafts                                    24,529         (21,627)        10,108
Change in cash equivalents                                    6,852         (33,833)       155,362
                                                          ----------      ----------     ----------
Increase/(decrease) in cash                                  98,515          (3,477)        63,155
                                                          ==========      ==========     ==========
Reconciliation to increase in cash at bank and in hand
Increase/(decrease) in cash                                  98,515          (3,477)        63,155
Change in bank overdrafts                                   (24,529)         21,627        (10,108)
Change in cash equivalents                                   (6,852)         33,833       (155,362)
Foreign exchange movement on cash and cash equivalents        2,947          (3,013)         2,178
                                                          ----------      ----------     ----------
Increase/(decrease) in cash at bank and in hand              70,081          48,970       (100,137)
                                                          ==========      ==========     ==========

              The accompanying notes form part of these accounts.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a)  Basis of accounting

     The accounts have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards.

(b)  Basis of consolidation

     The accounts consolidate the accounts of the Company and all of its subsidiaries. Operating profit includes the results of subsidiaries acquired from their effective dates of acquisition.

(c)  Goodwill

     The excess of the cost of shares in subsidiary undertakings acquired over the fair value of their net assets is capitalized as an asset and amortized through the profit and loss account over an estimated useful life of 20 years. Prior to 1998, goodwill was charged directly to other reserves.

(d)  Revenue

     Revenue represents management, distribution, transfer agent, trading and other fees.

(e)  Tangible fixed assets and depreciation

     Depreciation is provided on fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: leasehold improvements over the lease term; computers and other various equipment, between three and seven years.

(f)  Investments

     Investments held as fixed assets are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value.

(g)  Leases

     Assets held under finance leases are capitalized and included in fixed assets. Rentals under operating leases are charged evenly to the profit and loss account over the lease term.

(h)  Taxation

     Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future, calculated at the rate at which it is estimated that tax will be payable.

(i)  Foreign currencies

     Assets and liabilities of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. Profit and loss account figures are translated at the weighted average rates for the year. Exchange differences arising on the translation of overseas subsidiaries' accounts are taken directly to reserves. Exchange differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Company equity investments in foreign enterprises, are taken directly to reserves. All other translation and transaction exchange differences (which are not material) are taken to the profit and loss account.

(j)  Pensions

     For defined contribution schemes, pension contributions payable in respect of the accounting period are charged to the profit and loss account. For defined benefit schemes, pension contributions are charged systematically to the profit and loss account over the expected service lives of employees. Variations from the regular cost are allocated to the profit and loss account over the average remaining service lives of employees.

2.   SEGMENTAL INFORMATION

Geographical analysis of the Company's business, which is principally investment management, is as follows:

                                                              Revenue                  Profit after exceptional item
                                                    1999        1998       1997          1999        1998       1997
                                                  {pound      {pound     {pound        {pound      {pound     {pound
                                                sterling}   sterling}  sterling}     sterling}   sterling}  sterling}
                                                    '000        '000       '000          '000        '000       '000
North America                                    859,993     659,241    457,379       322,611     208,379    184,234
Europe and Pacific                               212,357     142,931     73,280        30,102         337      1,852
                                               ----------   ---------  ---------     ---------   ---------  ---------
                                               1,072,350     802,172    530,659       352,713     208,716    186,086
                                               ==========   =========  =========
Goodwill amortization                                                                 (36,754)    (21,221)         -
Net interest payable                                                                  (32,917)    (26,017)    (8,793)
                                                                                     ---------   ---------  ---------
Profit before taxation                                                                283,042     161,478    177,293
                                                                                     =========   =========  =========

                                                                                                      Net assets
                                                                                                     1999        1998
                                                                                                   {pound      {pound
                                                                                                 sterling}   sterling}
                                                                                                     '000        '000
North America                                                                                     187,434     143,701
Europe and Pacific                                                                                 97,707      82,799
                                                                                                 ---------  ----------
                                                                                                  285,141     226,500
Goodwill                                                                                          664,135     711,795
Net debt                                                                                         (512,615)   (607,325)
                                                                                                 ---------  ----------
Net assets                                                                                        436,661     330,970
                                                                                                 =========  ==========

The US dollar profits have been translated into sterling at an average rate for 1999 of 1.62 (1998: 1.66, 1997: 1.64). Revenue reflects the geographical segments from which services are provided and is not materially different from the geographical segments to which services are provided. Profit after exceptional item is stated after charging auditors' remuneration of {pound sterling}1,218,000 in 1999 (1998: {pound sterling}878,000, 1997: {pound sterling}667,000) for audit work and {pound sterling}1,044,000 in 1999 (1998:
{pound sterling}905,000, 1997: {pound sterling}665,000) for non-audit work.

3.   INVESTMENT INCOME

                                                    1999        1998       1997
                                                  {pound      {pound     {pound
                                                sterling}   sterling}  sterling}
                                                    '000        '000       '000

Interest receivable                                8,597      12,235      7,964
Income/(loss) from listed investments              1,480      (1,347)       548
Income from unlisted investments                   1,732       1,295        748
                                                ---------   ---------   --------
                                                  11,809      12,183      9,260
                                                =========   =========   ========

4.   INTEREST PAYABLE

                                                    1999        1998       1997
                                                  {pound      {pound     {pound
                                                sterling}   sterling}  sterling}
                                                    '000        '000       '000
Senior notes                                      26,343      16,771          -
Credit facility                                   14,448      13,501      8,950
Other                                              3,935       7,928      9,103
                                                ---------   ---------   --------
                                                  44,726      38,200     18,053
                                                =========   =========   ========

5. DIRECTORS AND EMPLOYEES

                                      1999      1998      1997
                                    {pound    {pound    {pound
                                  sterling} sterling} sterling}
                                      '000      '000      '000
Wages and salaries                 308,213   237,008   153,531
Social security costs               18,523    14,366     8,377
Other pension costs                 22,440    17,451    11,237
                                  --------  --------  --------
                                   349,176   268,825   173,145
                                  ========  ========  ========

Global Stock Plan ("the Plan")

A sum of {pound sterling}12,453,000 (1998: {pound sterling}9,826,000, 1997:
{pound sterling}8,340,000) has been paid into the Plan, a remuneration scheme for senior executives. This Plan is funded by a profit-linked bonus paid annually in respect of directors and senior employees into a discretionary employee benefit trust which then purchases shares or share equivalents of the Company in the open market. These securities are allocated within the trust and, provided they retain their position within the Company for a period of three years from the date of the bonus, are transferred to the participants upon retirement or termination of employment. The trust held 9,341,000 ordinary shares at December 31, 1999 (1998: 7,632,000, 1997: 5,618,000).

The average number of employees of the Company during the year was 5,300 (1998:
4,500, 1997: 3,100). Of these totals, 4,000 (1998: 3,600, 1997: 2,580) were employed in North America and the remainder were employed in Europe and the Pacific.

6. TAXATION

                                                           1999      1998      1997
                                                         {pound    {pound    {pound
                                                       sterling} sterling} sterling}
                                                           '000      '000      '000
UK taxation:
 Corporation tax at 30.25% (1998: 31.0%, 1997: 31.5%)    12,097     2,500     3,930
Overseas current taxation                                79,333    58,770    52,297
Overseas deferred taxation                               10,580     6,103     4,052
                                                       --------  --------  --------
                                                        102,010    67,373    60,279
                                                       ========  ========  ========


As at present there is no intention to distribute the retained earnings of certain overseas subsidiaries, no provision has been made for any additional taxation that might arise on distribution. Deferred taxation principally arises in relation to employee share options, contributions to the Global Stock Plan, and certain items related to the acquisition of GT Global.

7. DIVIDENDS

                                                           1999      1998      1997
                                                         {pound    {pound    {pound
                                                       sterling} sterling} sterling}
                                                           '000      '000      '000
Interim paid, 3.5p per share (1998: 3p, 1997: 2.5p)      22,700    18,900    13,952
Final proposed, 5.5p per share (1998: 5p, 1997: 4.5p)    35,544    31,694    25,510
                                                        -------   -------   -------
                                                         58,244    50,594    39,462
                                                        =======   =======   =======


The trustees of the Employee Share Option Trust waived dividends amounting to {pound sterling}2,796,000 in 1999 (1998: {pound sterling}2,470,000, 1997:
{pound sterling}1,789,000).

8. EARNINGS PER SHARE

The directors consider that the profit before goodwill amortization and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of the year by year performance of the business. Profit is shown below before {pound sterling}36,754,000 (1998: {pound sterling}21,221,000) of goodwill amortization and before a {pound sterling}40,800,000 net of tax exceptional item in 1998. Diluted earnings per share takes into account the effect of dilutive potential ordinary shares outstanding during the period.


                                          Profit
                                          {pound   Number of
                                        sterling}    shares   Per share
1999                                        '000      '000      amount
Basic earnings per share                 217,786    639,636      34.0p
Issuance of options                           --     27,271    ======
                                        --------   --------
Diluted earnings per share               217,786    666,907      32.7p
                                        ========   ========    ======

1998
Basic earnings per share                 156,126    601,234      26.0p
Issuance of options                           --     33,145    ======
Conversion of loan note                      521      8,977
                                        --------   --------
Diluted earnings per share               156,647    643,356      24.3p
                                        ========   ========    ======

1997
Basic earnings per share                 117,014    516,309      22.7p
Issuance of options                           --     31,790    ======
Conversion of loan note                    1,140     19,253
                                        --------   --------
Diluted earnings per share               118,154    567,352      20.8p
                                        ========   ========    ======

9. GOODWILL

                                                               Net book
                                        Cost   Amortization       value
                                      {pound         {pound      {pound
                                    sterling}      sterling}   sterling}
                                        '000           '000        '000
At December 31, 1998                 733,016        (21,221)    711,795
Exchange adjustment                     (280)            --        (280)
Provided during the year                  --        (36,754)    (36,754)
Purchase price adjustment            (10,626)            --     (10,626)
                                    --------       --------    --------
At December 31, 1999                 722,110        (57,975)    664,135
                                    ========       ========    ========


On May 29, 1998, the Company completed its acquisition of several legal entities within the Asset Management Division of Liechtenstein Global Trust AG (collectively referred to as "GT Global"). The results of GT Global have been included in the Accounts from June 1, 1998. Total consideration for the acquisition was {pound sterling}499 million. The cost of the integration of the GT Global businesses was {pound sterling}48.6 million ({pound sterling}40.8 million after tax), which was recorded as an exceptional item in 1998. The goodwill created by the acquisition was capitalized and is being amortized over 20 years.

On February 28, 1997, the Company acquired A I M Management Group Inc. ("AIM"). The transaction was accounted for as an acquisition and AIM's results have been included from March 1, 1997. Total consideration for the acquisition was {pound sterling}1.1 billion. The Company acquired all of the issued and outstanding shares of capital stock of AIM, and issued 252.3 million new ordinary shares of the Company's stock. The fair value of net assets acquired was {pound sterling}44.3 million. The balance of the consideration of {pound sterling}372.1 million was paid in cash from the net proceeds of a rights offering completed in February 1997 and from amounts drawn under a credit facility. Options over a further 37.7 million shares were also granted at the acquisition date. {pound sterling}1.0 billion of goodwill was created during the acquisition and was written off to other reserves.

Prior to 1998, goodwill has been written off as follows:

                                                    {pound
                                                  sterling}
                                                      '000
To other reserves                                1,184,339
To cancellation of share premium account            44,468
To profit and loss account                          73,600
                                                ----------
                                                 1,302,407
                                                ==========


10. INVESTMENTS (HELD AS FIXED ASSETS)

                                     Shares of
                                      AMVESCAP          Other
                                           PLC    investments       Total
                                        (pound         {pound      {pound
                                      sterling}      sterling}   sterling}
                                          '000           '000        '000
Cost
At December 31, 1997                    76,338         18,004      94,342
Additions                               37,770          9,639      47,409
Arising from acquisition                    --         27,078      27,078
Disposals                               (5,715)       (27,918)    (33,633)
                                      --------       --------    --------
At December 31, 1998                   108,393         26,803     135,196
                                      --------       --------    --------
Exchange adjustments                        --          3,608       3,608
Additions                                8,207         16,235      24,442
Disposals                              (19,784)       (11,027)    (30,811)
                                      --------       --------    --------
At December 31, 1999                    96,816         35,619     132,435
                                      ========       ========    ========
Provisions against investments

At December 31, 1997                    (2,027)        (5,689)     (7,716)
Net change                                  --          4,258       4,258
                                      --------       --------    --------
At December 31, 1998                    (2,027)        (1,431)     (3,458)
Net change                                  --            (56)        (56)
                                      --------       --------    --------
At December 31, 1999                    (2,027)        (1,487)     (3,514)
                                      ========       ========    ========
Net book value

At December 31, 1997                    74,311         12,315      86,626
At December 31, 1998                   106,366         25,372     131,738
At December 31, 1999                    94,789         34,132     128,921
                                      ========       ========    ========

Shares of AMVESCAP PLC include the holdings of the Employee Share Option Trust and comprise 26,716,000 ordinary shares, all of which are under option at December 31, 1999 to qualifying employees of the Company. The options vest after three years from the date of grant and lapse after 10 years. At December 31, 1999 there were options over these securities at exercise prices between 90p and 660p. The market price of the ordinary shares at the end of 1999 was 720p.

Other investments consist of investments in various Company mutual funds and unit trusts, investments on behalf of deferred compensation plans, and investments in insurance companies.

INVESTMENTS (HELD AS CURRENT ASSETS)

Current asset investments include listed investments of {pound sterling}56,786,000 (1998: {pound sterling}75,367,000) and unlisted investments of {pound sterling}3,349,000 (1998: {pound sterling}4,102,000).

11. TANGIBLE ASSETS

Tangible assets are comprised of technology and other equipment.

                                                                 Net
                                     Cost  Depreciation   book value
                                   {pound        {pound       {pound
                                 sterling}     sterling}    sterling}
                                     '000          '000         '000
At December 31, 1997              86,963        (40,131)      46,832
Exchange adjustment               (1,963)           800       (1,163)
Additions                         59,554             --       59,554
Arising from acquisition          14,645             --       14,645
Provided during the year              --        (26,216)     (26,216)
Disposals                        (24,971)        20,100       (4,871)
                                --------       --------     --------
At December 31, 1998             134,228        (45,447)      88,781
Exchange adjustment                5,833         (2,693)       3,140
Additions                         58,002             --       58,002
Provided during the year              --        (40,621)     (40,621)
Disposals                        (16,985)        15,704       (1,281)
                                --------       --------     --------
At December 31, 1999             181,078        (73,057)     108,021
                                ========       ========     ========

Leased assets with a net book value of {pound sterling}1,223,000 (1998: {pound sterling}1,818,000) are included in tangible assets.

12. DEBTORS

                                            1999      1998
                                          {pound    {pound
                                        sterling} sterling}
                                            '000      '000
Unsettled fund debtors                   246,364    75,292
Trade debtors                            134,826   112,257
Customer and counterparty debtors        125,513   132,158
Deferred sales commissions                68,487    51,320
Other debtors                             63,256    63,295
Deferred taxation                         21,841    31,859
Taxation prepaid/recoverable              15,569    13,200
                                        --------  --------
                                         675,856   479,381
                                        ========  ========

13. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                               1999      1998
                                             {pound    {pound
                                           sterling} sterling}
                                               '000      '000
Unsettled fund creditors                    289,212    78,916
Customer and counterparty creditors         129,842   136,837
Accruals                                    168,606   227,809
Corporation tax payable                      49,437    14,747
Proposed ordinary dividend                   35,544    31,694
Trade creditors                              33,648    28,548
Bank overdraft                                   --    24,651
Current maturities of long-term debt             --     7,195
                                           --------  --------
                                            706,289   550,397
                                           ========  ========

14. LONG-TERM DEBT

                                                                           1999       1998
                                                                         {pound     {pound
                                                                       sterling} {sterling}
                                                                           '000       '000
Senior notes - US$250 million due 2003 at 6.375%
 and US$400 million due 2005 at 6.6%                                    405,035    387,366
US$700 million credit facility due 2002                                 228,066    271,278
DM 60 million fixed notes due 2001-2003, interest 6.15% - 6.75%          12,851     21,344
Senior notes - US$9.8 million due 2001 at 6.5% and
 US$10 million due 2006 at 6.875%                                        13,168     12,841
Other debt                                                                   --        376
                                                                       --------   --------
Total long-term debt                                                    659,120    693,205
Less: current maturities of long-term debt                                   --     (7,195)
                                                                       --------   --------
Total long-term debt, net of current maturities                         659,120    686,010
                                                                       ========   ========

The credit facility provides for borrowings of various maturities and contains certain conditions including a restriction to declare or pay cash dividends in excess of 60% of consolidated net profit. Interest is payable based upon LIBOR rates in existence at the time of each borrowing.

Maturities of long-term debt are as follows: {pound sterling}12,846,000 due in 2001, {pound sterling}228,066,000 due in 2002, {pound sterling}162,208,000 due in 2003, and {pound sterling}256,000,000 due thereafter.

15. PROVISIONS FOR LIABILITIES AND CHARGES

                                          {pound
                                       {sterling}
                                            '000
Merger and acquisition provisions
At December 31, 1998                      43,438
Cash paid                                (15,463)
Transfers and other adjustments           (3,547)
Foreign exchange                             302
                                        --------
At December 31, 1999                      24,730
                                        ========

These provisions consist of amounts provided as a result of the 1997 merger with A I M Management Group Inc. and the 1998 acquisition of GT Global. AIM provisions include commitments payable pursuant to the AIM merger agreement which expire in 2002. GT provisions include leasehold adjustments to be written off over the lease terms.

16. SHARE CAPITAL

                                                               1999                        1998
                                                             {pound                      {pound
                                                           sterling}                  {sterling}
                                               Number          '000        Number          '000
Authorized ordinary shares of 25p
 each                                     850,800,000       212,700   850,800,000       212,700
                                         ------------      --------  ------------      --------
Allotted, called up and fully paid
 ordinary shares of 25p each              674,468,227       168,617   670,023,406       167,506
                                         ------------      --------  ------------      --------


During the year the Company has issued 4,444,821 ordinary shares as a result of options exercised.

As of December 31, 1999 shares are reserved for the following purposes:

                                                                                                      Last expiry
                                                                              Shares        Prices           date
Options arising from the AIM merger                                        9,125,691      25p - 75p    April 2006
Subscription agreement (options) with the Employee Share
 Option Trust                                                             53,000,000     90p - 660p      Dec 2009
Options granted under the UK Sharesave Scheme                                545,083    334p - 510p      Mar 2002
Options granted under the International Sharesave Plan                     1,786,341    390p - 502p      Dec 2001

17. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                  1999           1998           1997
                                                                {pound         {pound         {pound
                                                              sterling}     {sterling}      sterling}
                                                                  '000           '000           '000
Increase/(decrease) in cash                                     98,515         (3,477)        63,155
Cash inflow from client cash                                   (33,818)        (7,715)            --
Cash outflow from debt and lease financing                         822            415            164
Cash outflow/(inflow) from bank loans                          108,290       (218,195)      (124,074)
Cash (outflow)/inflow from bank overdrafts                     (47,578)        44,676        (10,108)
Cash (outflow)/inflow from cash equivalents                     (6,852)        33,833       (155,362)
                                                             ---------      ---------      ---------
Change in net debt resulting from cash flows                   119,379       (150,463)      (226,225)
                                                             ---------      ---------      ---------
Debt and finance leases                                           (664)      (309,765)        54,925
Translation difference                                         (24,005)        15,630          1,000
                                                             ---------      ---------      ---------
Change in net debt resulting from non-cash changes and
  translation                                                  (24,669)      (294,135)        55,925
                                                             ---------      ---------      ---------
Movement in net debt in the year                                94,710       (444,598)      (170,300)
Net (debt)/funds beginning of the year                        (607,325)      (162,727)         7,573
                                                             ---------      ---------      ---------
Net debt end of the year                                      (512,615)      (607,325)      (162,727)
                                                             =========      =========      =========

18. ANALYSIS OF NET DEBT

                                                                   Non-cash
                                         December               changes and    December
                                         31, 1998   Cash flow   translation    31, 1999
                                           {pound      {pound        {pound      {pound
                                         sterling}   sterling}     sterling}   sterling}
1999                                         '000        '000          '000        '000
Net cash:
Cash at bank and in hand                  119,651      67,134         2,947     189,732
Less: cash equivalents                    (67,960)      6,852        (2,281)    (63,389)
Bank overdrafts                           (24,651)     24,529           122          --
                                        ---------   ---------   -----------   ---------
                                           27,040      98,515           788     126,343
Client cash                                (7,715)    (33,818)           --     (41,533)
                                        ---------   ---------   -----------   ---------
                                           19,325      64,697           788      84,810
Cash equivalents                           67,960      (6,852)        2,281      63,389
Debt due within one year                   (7,195)      6,494           701          --
Debt due after more than one year        (686,010)     54,218       (27,328)   (659,120)
Finance leases                             (1,405)        822        (1,111)     (1,694)
                                        ---------   ---------   -----------   ---------
Total                                    (607,325)    119,379       (24,669)   (512,615)
                                        =========   =========   ===========   =========

                                                                                   Non-cash
                                                    December                    changes and       December
                                                    31, 1997       Cash flow    translation       31, 1998
                                                      {pound          {pound         {pound         {pound
                                                    sterling}       sterling}      sterling}      sterling}
1998                                                    '000            '000           '000           '000
Net cash:
Cash at bank and in hand, including cash
  acquired on acquisition of {pound
  sterling}8,095,000                                  70,681         51,983         (3,013)       119,651
Less: cash equivalents, including cash
  equivalents acquired on acquisition of
  {pound sterling}108,393,000                        (35,250)       (33,833)         1,123        (67,960)
Bank overdrafts, including bank overdrafts
  acquired on acquisition of {pound
  sterling}22,703,000                                 (2,556)       (21,627)          (468)       (24,651)
                                                    ---------      ---------    -----------      ---------
                                                       32,875         (3,477)        (2,358)        27,040
Client cash                                                --         (7,715)            --         (7,715)
                                                    ---------      ---------    -----------      ---------
                                                       32,875        (11,192)        (2,358)        19,325
Cash equivalents                                       35,250         33,833         (1,123)        67,960
Debt due within one year                              (25,991)        10,419          8,377         (7,195)
Debt due after more than one year                    (203,598)      (183,938)      (298,474)      (686,010)
Finance leases                                         (1,263)           415           (557)        (1,405)
                                                    ---------      ---------    -----------      ---------
Total                                                (162,727)      (150,463)      (294,135)      (607,325)
                                                    =========      =========    ===========      =========


                                                                          Non-cash
                                           December                    changes and       December
                                           31, 1996       Cash flow    translation       31, 1997
                                             {pound          {pound         {pound         {pound
                                           sterling}       sterling}      sterling}      sterling}
1997                                           '000            '000           '000           '000
Net cash:
Cash at bank and in hand                     170,818       (102,315)         2,178         70,681
Less: cash equivalents                      (153,008)       155,362        (37,604)       (35,250)
Bank overdrafts                              (12,664)        10,108             --         (2,556)
                                           ---------      ---------    -----------      ---------
                                               5,146         63,155        (35,426)        32,875
Cash equivalents                             153,008       (155,362)        37,604         35,250
Debt due within one year                    (146,807)        68,800         52,016        (25,991)
Debt due after more than one year             (2,128)      (202,982)         1,512       (203,598)
Finance leases                                (1,646)           164            219         (1,263)
                                           ---------      ---------    -----------      ---------
Total                                          7,573       (226,225)        55,925       (162,727)
                                           =========      =========    ===========      =========

19. COMMITMENTS AND CONTINGENCIES

The Company operates a number of pension schemes throughout the world. All are defined contribution schemes with the exception of small schemes operating for employees in the UK, US, Hong Kong and Germany, which are defined benefit schemes. The assets of the defined benefit schemes are held in separate trustee administered funds. The pension costs and provisions of these schemes are assessed in accordance with the advice of professionally qualified actuaries. As of December 31, 1999 all plans are fully funded, with the exception of the German scheme, which is unfunded in accordance with local practice. The costs amounted to {pound sterling}4,791,000 (1998: {pound sterling}3,774,000, 1997:
{pound sterling}2,374,000) for the defined benefit schemes and {pound sterling}17,649,000 (1998: {pound sterling}13,677,000, 1997: {pound sterling}8,863,000) for the defined contribution schemes.

The Company's annual commitments under non-cancellable operating leases are as follows:

                                       Land and buildings           Other
                                          1999       1998       1999       1998
                                        {pound     {pound     {pound     {pound
                                      sterling}  sterling}  sterling}  sterling}
Operating leases which expire:            '000       '000       '000       '000
Within one year                          1,439      1,932        424        277
Within two to five years inclusive      11,960      9,683      3,291      1,895
In more than five years                  8,676      4,535      1,723         --
                                       -------    -------     ------     ------
                                        22,075     16,150      5,438      2,172
                                       =======    =======     ======     ======

The majority of the leases of land and buildings are subject to rent reviews.

Guarantees and contingencies may arise in the ordinary course of business. The directors have not been notified of any material claims arising from such commitments.

In the normal course of business, the Company is subject to various litigation matters; however, in management's opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on its financial position, results of operations or liquidity.

20. FINANCIAL INSTRUMENTS

The interest rate profile of the financial liabilities of the Company at December 31 was:

                                                      Fixed rate financial liabilities
                                                                             Weighted
                   Total  Floating rate  Fixed rate         Weighted   average period
                  {pound         {pound      {pound          average   for which rate
1999            sterling}      sterling}   sterling}   interest rate         is fixed
Currency            '000           '000        '000                %            Years
US dollar        646,824        228,066     418,758              6.5              4.6
DM                12,851             --      12,851              6.5              3.0
Sterling             219             --         219             11.0              1.5
Other                920             --         920              2.8              3.3
               ---------  -------------  ----------   --------------   --------------
                 660,814        228,066     432,748              6.5              4.5
               =========  =============  ==========   ==============   ==============


                                                      Fixed rate financial liabilities
                                                                             Weighted
                   Total  Floating rate  Fixed rate         Weighted   average period
                  {pound         {pound      {pound          average   for which rate
1998            sterling}      sterling}   sterling}   interest rate         is fixed
Currency            '000           '000        '000                %            Years
US dollar        676,142        275,576     400,566              6.5              5.6
DM                52,859         31,515      21,344              6.0              3.0
Sterling          10,433         10,023         410             12.0              1.0
Other              2,876          2,240         636              8.0              3.5
               ---------  -------------  ----------   --------------   --------------
                 742,310        319,354     422,956              6.5              5.5
               =========  =============  ==========   ==============   ==============

The Company held the following financial assets as of December 31:

                                      1999      1998
                                    {pound    {pound
                                  sterling} sterling}
                                      '000      '000
Cash Deposits
US Dollar                           88,689    72,738
Sterling                            29,685    25,207
Euro                                31,029        --
Yen                                 21,090        --
Other                               19,239    21,706

Debt Securities
Euro                                43,083        --
DM                                      --    47,793
US Treasury bills and other          2,239     4,587
                                  --------  --------
Total                              235,054   172,031
                                  ========  ========


The cash deposits comprise deposits placed primarily in money market accounts and 7-day deposits. All the investments in debt securities are in fixed rate securities. The average interest rate on the euro securities is 3.47%, and the average time for which the rate is fixed is 0.1 years. The average interest rate on the US Treasury bills is 5.71% (1998: 4.35%), and average time for which the rate is fixed is 0.7 years (1998: 0.2 years). In 1998, the average interest rate for the DM securities was 3.5%, and the average time for which the rate was fixed was 0.2 years.

The Company has excluded debtors and creditors from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts. There were no material differences between the book value and fair values of financial assets and liabilities at December 31, 1999 and 1998.

21. RECONCILIATION TO US ACCOUNTING PRINCIPLES

The following is a summary of material adjustments to profit and shareholders' funds which would be required if US Generally Accepted Accounting Principles ("US GAAP") had been applied instead of UK Generally Accepted Accounting Principles ("UK GAAP").

                                    {pound                 {pound                 {pound
                                  sterling}       1999   sterling}       1998   sterling}       1997
Profit                                '000       $'000*      '000       $'000*      '000       $'000*
Profit for the financial year
(UK GAAP)                          181,032     293,272     94,105     158,096    117,014     193,073
Acquisition accounting (a)         (76,380)   (123,736)   (36,091)    (60,633)   (44,496)    (73,418)
Taxation (b)                       (14,578)    (23,616)   (13,613)    (22,870)    (4,647)     (7,668)
Other (e)                           (2,040)     (3,305)      (150)       (252)     1,082       1,785
                                  --------   ---------   --------    --------   --------    --------
Net income (US GAAP)                88,034     142,615     44,251      74,341     68,953     113,772
                                  ========   =========   ========    ========   ========    ========
Earnings per ordinary share:
 -basic                                 14p                     7p                    13p
 -diluted                               13p                     7p                    12p
                                  --------               --------               --------

Earnings per ordinary share
 before goodwill
 amortization:
 -basic                                 24p                    17p                    13p
 -diluted                               23p                    16p                    12p
                                  --------               --------               --------

Earnings per ADS**:
 -basic                                          $1.13                  $ .59                  $1.07
 -diluted                                        $1.05                  $ .59                  $ .99
                                             ---------               --------               --------

Earnings per ADS** before
 goodwill amortization:
 -basic                                          $1.94                  $1.43                  $1.07
 -diluted                                        $1.86                  $1.34                  $ .99
                                             ---------               --------               --------

                                          {pound                        {pound
                                        sterling}         1999        sterling}        1998
Shareholders' funds                         '000         $'000*           '000        $'000*
Shareholders' funds (UK GAAP)            436,661       707,391         330,970      556,030
Acquisition accounting (a)               993,765     1,609,899       1,022,254    1,717,387
Treasury stock (c)                      (132,615)     (214,836)       (131,857)    (221,520)
Dividends (d)                             35,544        57,581          31,694       53,246
Other (e)                                  3,957         6,410           2,045        3,436
                                      ----------    ----------      ----------   ----------
Shareholders' equity (US GAAP)         1,337,312     2,166,445       1,255,106    2,108,579
                                      ==========    ==========      ==========   ==========


* Pounds sterling for the fiscal years ending December 31, 1999, 1998, and 1997 have been translated to US dollars using $1.62, $1.68, and $1.65, respectively, per {pound sterling}1.00.

** Per American Depositary Share equivalent to 5 ordinary shares.

(a)  Acquisition accounting

     Under UK GAAP, goodwill arising on acquisitions prior to 1998 has been eliminated directly against reserves. Goodwill arising in 1998 and after is capitalized and amortized over a period of 20 years. Integration-related amounts were expensed directly to the profit and loss account.

     Under US GAAP, goodwill and other intangible assets are capitalized and amortized by charges to the profit and loss account over a period of 20 years. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year earned.

(b)  Taxation

     The taxation adjustment primarily relates to differences in the financial statement treatments of stock option deductions under UK and US GAAP. Under UK GAAP, current tax expense is reduced by the tax benefit of the stock option deduction. Under US GAAP, the tax benefit is written off directly to equity.

     The deferred taxation adjustment primarily relates to the difference in the recognition of deferred tax assets under UK and US GAAP. UK GAAP utilizes a "partial provisioning" approach which does not allow for the recognition of replaceable deferred assets (assets which will reverse in the next accounting period but are replaced with a similar asset). US GAAP does not have such a provision, instead allowing a "full provisioning" approach. In addition, certain intangibles are treated as deferred tax items for US GAAP that are permanent items under UK GAAP.

(c)  Treasury stock

     Under UK GAAP, shares held by the ESOT are reflected as investments. Additionally, the trust related to the Global Stock Plan is not consolidated with the Company. Under US GAAP, shares held by the ESOT and the Global Stock Plan trust are reflected as treasury stock.

(d)  Dividends

     Under UK GAAP, ordinary dividends proposed after the end of an accounting period are deducted in arriving at retained earnings for that period. Under US GAAP, dividends are not recorded until formally approved.

(e)  Other

     Other adjustments include accounting differences relating to pension costs, interval fund amortization, loans of employee stock ownership plans, and deferred taxation.

B.   FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2000

The following information is extracted without material adjustment from the unaudited consolidated interim financial statements for the three months ended 31 March 2000 which were announced 19 April 2000:

                                  AMVESCAP PLC
                    UNAUDITED GROUP PROFIT AND LOSS ACCOUNT
                                 (in thousands)

                                                                     Three Months Ended
                                                                          31 March
                                                                    2000               1999
                                                                  {pound             {pound
                                                                sterling}          sterling}
Revenues                                                         369,516            241,052
Operating expenses                                              (237,641)          (162,265)
                                                                --------           --------
                                                                 131,875             78,787
Goodwill amortisation                                             (9,299)            (9,140)
                                                                --------           --------
Operating profit                                                 122,576             69,647
Investment income                                                  3,478              2,784
Interest payable                                                 (10,702)           (11,913)
                                                                --------           --------
Profit before taxation                                           115,352             60,518
Taxation                                                         (39,888)           (22,638)
                                                                --------           --------
Profit after taxation                                             75,464             37,880
                                                                ========           ========
Earnings per ordinary share:
 -basic                                                             11.6p               6.0p
 -diluted                                                           11.1p               5.7p
                                                                --------           --------

Earnings per ordinary share before goodwill amortisation:
 -basic                                                             13.1p               7.4p
 -diluted                                                           12.5p               7.1p
                                                                --------           --------

                                  AMVESCAP PLC
                         UNAUDITED GROUP BALANCE SHEET
                                 (in thousands)

                                                                31 March           31 Dec
                                                                    2000             1999
                                                                  {pound           {pound
                                                                sterling}        sterling}
Fixed assets
Goodwill                                                         655,103          664,135
Investments                                                      137,808          128,921
Tangible assets                                                  107,246          108,021
                                                              ----------        ---------
                                                                 900,157          901,077
Current assets
Debtors                                                          982,923          675,856
Investments                                                       75,715           60,135
Cash at bank and in hand                                         205,195          189,732
                                                              ----------        ---------
                                                               1,263,833          925,723
Creditors: amounts falling due within one year                (1,080,787)        (706,289)
                                                              ----------        ---------
Net current assets                                               183,046          219,434
                                                              ----------        ---------
Total assets less current liabilities                          1,083,203        1,120,511

Creditors: amounts falling due after more than one year
Long-term debt                                                  (556,845)        (659,120)
Provisions for liabilities and charges                           (24,555)         (24,730)
                                                              ----------        ---------
Net assets                                                       501,803          436,661
                                                              ==========        =========

Capital and reserves
Called up share capital                                          169,069          168,617
Share premium account                                            482,717          478,860
Profit and loss account                                          456,181          380,717
                                                              ----------        ---------
                                                               1,107,967        1,028,194
Other reserves                                                  (606,164)        (591,533)
                                                              ----------        ---------
Shareholders' funds, equity interests                            501,803          436,661
                                                              ==========        =========

                                  AMVESCAP PLC
                      UNAUDITED GROUP CASH FLOW STATEMENT
                                 (in thousands)

                                                               Three Months Ended
                                                                    31 March
                                                                  2000        1999
                                                                {pound      {pound
                                                              sterling}   sterling}
Operating Profit                                               122,576      69,647
Amortisation and depreciation                                   20,486      23,078
Change in debtors, creditors and other                          10,917      11,780
                                                            ----------    --------
Net cash inflow from operating activities                      153,979     104,505
                                                            ----------    --------
Interest paid, net of investment income                           (423)       (953)
Taxation                                                        (7,093)    (10,358)
Capital expenditures, net of sales                              (8,761)     (9,847)
Net (purchases) / disposals of fixed asset investments         (13,210)     11,251
Net repayment of debt                                         (109,312)    (33,303)
Foreign exchange on cash on bank and in hand                       283       1,430
                                                            ----------    --------
Increase in cash at bank and in hand                            15,463      62,725
                                                            ==========    ========


                                     NOTES

1. The taxation charge for the three months to 31 March 2000 is estimated, based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before amortisation of goodwill is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.

                                                           2000
                                      Profit before
                                           Goodwill
                                       Amortisation
                                             {pound      Number of
                                           sterling}        Shares       Per Share
                                               '000           '000          Amount
Basic earnings per share                     84,763        648,678           13.1p
                                                                         =========
Issuance of options                              --         29,170
                                      -------------      ---------

Diluted earnings per share                   84,763        677,848           12.5p
                                      =============      =========       =========

                                                           1999
                                      Profit before
                                           Goodwill
                                       Amortisation
                                             {pound      Number of
                                           sterling}        Shares       Per Share
                                               '000           '000          Amount
Basic earnings per share                     47,020        635,934            7.4p
                                                                         =========
Issuance of options                              --         29,808
                                      -------------      ---------
Diluted earnings per share                   47,020        665,742            7.1p
                                      =============      =========       =========

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (in thousands)

                                                            Three Months Ended
                                                                 31 March
                                                               2000       1999
                                                             {pound     {pound
                                                           sterling}  sterling}
Net profit under UK GAAP                                     75,464     37,880
US GAAP adjustments:
 Acquisition accounting                                     (15,406)   (20,456)
 Taxation                                                   (17,046)    (1,324)
 Other                                                          (61)    (2,876)
                                                           --------   --------
Net income under US GAAP                                     42,951     13,224
                                                           ========   ========
Earnings per ordinary share:
 - basic                                                        6.6p       2.1p
 - diluted                                                      6.3p       2.0p
                                                           --------   --------
Earnings per ordinary share before goodwill amortisation
 - basic                                                        9.0p       4.5p
 - diluted                                                      8.6p       4.3p
                                                           --------   --------

                                                              31 March    31 December
                                                                  2000           1999
                                                                {pound         {pound
                                                              sterling}      sterling}
Shareholders' funds under UK GAAP                              501,803        436,661
 US GAAP adjustments:
 Acquisition accounting                                        992,174        993,765
 Treasury stock                                               (143,175)      (132,615)
 Dividends                                                          --         35,544
 Other                                                           4,384          3,957
                                                           -----------   ------------
Shareholders' equity under US GAAP                           1,355,186      1,337,312
                                                           ===========   ============

                                    PART IV

                        FINANCIAL INFORMATION ON TRIMARK

The financial information contained in this Part IV is extracted without material adjustment from the audited consolidated financial statements of Trimark for each of the three years ended 31 March 2000. The financial information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Canadian GAAP differs from UK GAAP in certain respects, and a description of the relevant accounting principles which differ is set out in footnote 19. The independent public accountants of Trimark for the three years ended 31 March 2000 were Ernst & Young LLP who have issued unqualified audit opinions on each of those three financial years.

A.   FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 MARCH 2000

     The following information is extracted without material adjustment from the audited consolidated financial statements of Trimark for each of the financial periods ended 31 March 1998, 1999 and 2000.

                          CONSOLIDATED BALANCE SHEETS

                                                                        As at March 31
                                                                   2000        1999        1998
                                                                     C$          C$          C$
                                                              (In thousands of Canadian dollars)
ASSETS
INVESTMENT MANAGEMENT OPERATIONS
Current
Cash and cash equivalents                                       225,400     166,911      84,144
Marketable securities (note 5)                                   49,830       4,553       2,338
Other assets (note 3 [a])                                        12,158       6,389       5,356
                                                               --------  ----------    --------
Total current assets                                            287,388     177,853      91,838
Investment in Lloyd George Management Limited, at cost            1,032       1,032       1,032
Fixed assets (note 4 [a])                                        27,935      31,400      23,832
Deferred commissions                                             88,889     149,241     259,666
                                                               --------  ----------    --------
                                                                405,244     359,526     376,368
                                                               --------  ----------    --------
TRUST COMPANY OPERATIONS
Cash and cash equivalents                                        28,085      73,496      51,802
Investment securities (note 5)                                   84,568      39,516       9,900
Loans (notes 6 and 7)                                           170,698     602,675     426,644
Other assets (note 3 [b])                                         3,027       4,802       2,124
Fixed assets (note 4 [b])                                           110       2,845       2,435
Deferred income taxes                                             2,514          --          --
Goodwill on acquisition of Trimark Trust                          1,393       6,471       6,836
                                                               --------  ----------    --------
                                                                290,395     729,805     499,741
                                                               --------  ----------    --------
                                                                695,639   1,089,331     876,109
                                                               ========  ==========    ========
LIABILITIES
INVESTMENT MANAGEMENT OPERATIONS
Total current liabilities (note 8)                               11,920      97,139      56,191
Lease provisions and inducements                                  2,819       6,636       3,301
Deferred income taxes                                            34,433      60,380     112,715
                                                               --------  ----------    --------
                                                                 49,172     164,155     172,207
                                                               --------  ----------    --------
TRUST COMPANY OPERATIONS
Deposit liabilities (note 9)                                    246,322     585,782     444,924
Accounts payable and other liabilities                            5,338       1,432         559
Deferred income taxes                                                --         537         460
                                                               --------  ----------    --------
                                                                251,660     587,751     445,943
                                                               --------  ----------    --------
                                                                300,832     751,906     618,150
                                                               --------  ----------    --------
SHAREHOLDERS' EQUITY
Share capital (note 11)                                         100,062      96,717      91,915
Retained earnings                                               294,745     240,708     166,044
                                                               --------  ----------    --------
                                                                394,807     337,425     257,959
                                                               --------  ----------    --------
                                                                695,639   1,089,331     876,109
                                                               ========  ==========    ========

                             See accompanying notes

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                     Years ended March 31
                                                   2000        1999        1998
                                                     C$          C$          C$
                                              (In thousands of Canadian dollars)
                                                   except per share amounts)
REVENUE
INVESTMENT MANAGEMENT OPERATIONS
Management fees                                 500,254     515,938     540,803
Management fee rebate                           (26,121)    (20,940)    (14,655)
                                               --------    --------    --------
Net management fees                             474,133     494,998     526,148
Redemption fees and other income                 46,968      76,318      30,517
                                               --------    --------    --------
                                                521,101     571,316     556,665
TRUST COMPANY OPERATIONS
Investment and other income (note 12)            26,440      37,297      29,886
                                               --------    --------    --------
                                                547,541     608,613     586,551
                                               --------    --------    --------
EXPENSES
INVESTMENT MANAGEMENT OPERATIONS
Selling, general and administration             138,441     137,308     129,591
Amortization of deferred commissions            112,318     154,914     165,055
Trailing commissions                             97,094      99,841     112,641
Depreciation and amortization                    11,788      15,503      11,085
                                               --------    --------    --------
                                                359,641     407,566     418,372
                                               --------    --------    --------
TRUST COMPANY OPERATIONS
Interest on deposit liabilities                  11,423      24,638      18,615
Selling, general and administration               3,250      11,825      11,121
Depreciation and amortization                       411       1,670       1,423
Provision for (recovery of) loan losses             211         (91)         29
                                               --------    --------    --------
                                                 15,295      38,042      31,188
                                               --------    --------    --------
                                                374,936     445,608     449,560
                                               --------    --------    --------
Income before income taxes                      172,605     163,005     136,991
                                               --------    --------    --------
Provision for income taxes (note 13)
Current                                         106,539     125,458      42,953
Deferred                                        (28,998)    (52,258)     13,186
                                               --------    --------    --------
                                                 77,541      73,200      56,139
                                               --------    --------    --------

NET INCOME FOR THE YEAR                          95,064      89,805      80,852
Retained earnings, beginning of year            240,708     166,044      94,476
Dividends declared on common shares             (19,031)    (15,141)     (9,284)
Cost of common shares repurchased
  in excess of stated value (note 11)           (21,996)         --          --
                                               --------    --------    --------
RETAINED EARNINGS, END OF YEAR                  294,745     240,708     166,044
                                               ========    ========    ========
EARNINGS PER SHARE (NOTE 11):
Basic                                          $   1.00    $   0.95    $   0.87
                                               --------    --------    --------
Fully diluted                                  $   0.97    $   0.92    $   0.83
                                               --------    --------    --------

                             See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          Years ended March 31
                                                                        2000        1999        1998
                                                                          C$          C$          C$
                                                                     (In thousands of Canadian dollars)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income for the year                                               95,064          89,805      80,852
Add (deduct) charges (credits) to operations not requiring a current cash payment:
 Amortization of deferred commissions                                112,318         154,914     165,055
 Deferred income taxes                                               (28,998)        (52,258)     13,186
 Depreciation and amortization                                        12,199          17,173      12,508
 Trust company gain on sale of assets (note 12)                       (5,950)             --          --
 Other                                                                (2,171)          1,661         (36)
                                                                    --------        --------    --------
                                                                     182,462         211,295     271,565
Commissions paid on sales of back-end load funds                     (51,966)        (44,489)   (173,735)
Net change in non-cash working capital
 balances related to operations                                      (94,391)         36,664      34,072
                                                                    --------        --------    --------
                                                                      36,105         203,470     131,902
                                                                    --------        --------    --------
INVESTING ACTIVITIES
Increase in loans                                                     (2,408)       (175,940)    (58,386)
Purchase of marketable securities                                    (45,277)         (2,215)     (2,338)
Purchase of investment securities                                    (59,127)        (54,934)    (10,016)
Proceeds from sales of investment securities                          14,075          25,318      71,854
Trust company proceeds on sale of assets (note 12)                    24,773              --          --
Additions to fixed assets                                             (7,142)        (24,828)    (16,398)
Lease inducements                                                         --           1,625          --
                                                                    --------        --------    --------
                                                                     (75,106)       (230,974)    (15,284)
                                                                    --------        --------    --------
FINANCING ACTIVITIES
Issue of common shares (note 11)                                       4,983           4,802       6,383
Bank term loan                                                            --              --     (36,500)
Repurchase of common shares (note 11)                                (23,634)             --          --
Increase in deposit liabilities                                       88,841         140,858      23,373
Dividends paid on common shares                                      (18,111)        (13,695)     (8,315)
                                                                    --------        --------    --------
                                                                      52,079         131,965     (15,059)
                                                                    --------        --------    --------
NET INCREASE IN CASH DURING THE YEAR                                  13,078         104,461     101,559
Cash and cash equivalents, beginning of year                         240,407         135,946      34,387
                                                                    --------        --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                               253,485         240,407     135,946
                                                                    ========        ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                          6,414          17,542      20,710
                                                                    --------        --------    --------
Income taxes paid                                                    192,635          83,229       6,508
                                                                    --------        --------    --------

                             See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended March 31, 2000, 1999 and 1998
     (In thousands of Canadian dollars, except share and per share amounts)

1. OPERATIONS

Trimark Financial Corporation (the "Corporation") is incorporated under the Business Corporations Act (Ontario). Its shares are listed on the Toronto Stock Exchange under the symbol TMF. The Corporation's principal business is conducted through its wholly owned subsidiary, Trimark Investment Management Inc. (TIMI). The Corporation also owns Trimark Trust (TT). Trust assets and liabilities are held in TT, which is a federally regulated trust company under the Trust and Loans Companies Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Information as to the differences between Canadian and UK GAAP is set out pages 51 and 52 of this Part
IV. The significant accounting policies are summarized as follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and those of TIMI and TT.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise bank deposits, treasury bills, bankers' acceptances and bank term deposits, which have maturities of less than 90 days and are carried at cost plus accrued interest that approximates market value.

MARKETABLE SECURITIES

Marketable securities consist of mutual fund investments. They are recorded at cost plus accrued income or, in the case of impairment that is other than temporary, at net realizable value.

INVESTMENT SECURITIES

Investment securities consist of debt and equity securities.

Debt securities are securities purchased where the Corporation's original intention is to hold the securities to maturity or until market conditions render alternative investments more attractive. Debt securities are recorded at amortized cost plus accrued interest. Equity securities are recorded at cost or, in the case of impairment that is other than temporary, at net realizable value.

FIXED ASSETS

Fixed assets are carried at cost, less accumulated depreciation and amortization. Rates and bases of depreciation and amortization applied by the Corporation on an annual basis are as follows:

Furniture and fixtures                        20 per cent declining balance
Office equipment                              20 per cent declining balance
Computer hardware                             50 per cent declining balance
Computer software                             50 per cent straight-line
Leasehold improvements                        Over the term of the related lease

GOODWILL

Goodwill is recorded at cost and is being amortized on a straight-line basis over 20 years. The value of goodwill is assessed on a regular basis in relation to the expected discounted cash flows and earnings of subsidiaries. Any impairment in the value of goodwill would be written off to income.

LOANS

Loans are recorded at amortized cost plus accrued interest less accumulated allowance for loan losses.

A loan is recognized as being impaired when the timely collection of the full amount of principal and interest is no longer reasonably assured. As a matter of practice, a loan is deemed to be impaired at the earlier of the date it has been specifically provided for, or has been in arrears for 90 days.

An allowance for loan losses is maintained at an amount considered adequate to absorb all known and probable losses and costs incurred. The allowance consists of specific and general provisions. It is generally increased by these provisions, which are charged to income, and reduced by write-offs, net of recoveries.

The carrying value of an impaired loan is reduced to its estimated realizable value by discounting the expected future cash flows of the loan at its inherent rate of interest. Where the amount and timing of the future cash flows cannot be estimated, impairment is measured with respect to the value of the underlying security. The allowance is the difference between the loan's carrying value and its estimated realizable value.

A general allowance is maintained to absorb losses that cannot be determined on a specific loan basis. The general allowance is based on current economic conditions, payment arrears, concentration of loans and historical credit loss experience.

REVENUE RECOGNITION

Net management fees charged to mutual and segregated funds are based upon the net asset values of the respective portfolios and are recognized on an accrual basis.

Redemption fees payable by unitholders of back-end load funds are recognized as revenue on the trade date of the redemption of applicable fund units.

Loan interest income is accounted for on the accrual basis, except for non-accrual loans.

COMMISSIONS

Commissions paid on sales of fund units of back-end load funds represent commissions paid by the Corporation to financial advisers, and are recorded on the trade date of the sale of applicable fund units. These commissions are deferred and amortized over a period of 36 months commencing in the month in which the commissions are paid.

Trailing commissions are calculated and accrued monthly, and paid quarterly to financial advisers based on their average client assets.

INCOME TAXES

Income taxes are recorded by the deferral method of accounting using historical income tax rates. Deferred income taxes result from differences in the timing of income and expense recognition for accounting and tax purposes.

For fiscal years beginning on or after January 1, 2000, companies are required under accounting principles generally accepted in Canada to adopt new accounting rules to compute deferred income tax using the current rate method. The Corporation will adopt this new standard effective April 1, 2000.

DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate, foreign exchange and equity contracts are used to hedge the Corporation's exposure arising from its on and off-balance sheet positions. They are accounted for on the accrual basis, whereby income and expense from the derivative instrument is accrued and there is no recognition of unrealized gains and losses. Option premiums are amortized over the term of the contract. When contracts are no longer effective as hedges, they are immediately settled and any realized gains and losses from the settlement are recognized in the period of settlement.

EARNINGS PER SHARE

The earnings per share amounts have been computed using the weighted average number of common shares outstanding during the year.

STOCK OPTION PLAN

The corporation has an Executive Stock Option Plan, which is described in Note 11(b). No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

3. OTHER ASSETS

                                              2000     1999     1998
                                                 $        $        $
                                           -------   ------   ------
(a) INVESTMENT MANAGEMENT OPERATIONS
Accounts receivable and other                7,700    5,703    4,454
Employee loans (note 11 [a])                   289      686      902
Income taxes recoverable                     4,169       --       --
                                           -------   ------   ------
                                            12,158    6,389    5,356
                                           =======   ======   ======
(b) TRUST COMPANY OPERATIONS
Accounts receivable and other                1,429    3,246    1,444
Income taxes recoverable                     1,598    1,556      680
                                           -------   ------   ------
                                             3,027    4,802    2,124
                                           =======   ======   ======

4. FIXED ASSETS

                                                2000      1999       1998
                                                   $         $          $
                                            --------  --------   --------
(a) INVESTMENT MANAGEMENT OPERATIONS
Furniture and fixtures                        10,883    10,366      6,891
Office equipment                               2,726     2,659      2,164
Computer hardware                             21,420    17,488     12,430
Computer software                              8,155     6,623      4,889
Leasehold improvements                        14,972    14,874      9,437
                                            --------  --------   --------
                                              58,156    52,010     35,811
Accumulated depreciation and amortization    (30,221)  (20,610)   (11,979)
                                            --------  --------   --------
Net book value                                27,935    31,400     23,832
                                            ========  ========   ========
(b) TRUST COMPANY OPERATIONS
Furniture and fixtures                            --       810        634
Computer hardware                                 --     1,050        960
Computer software                                256       340      1,090
Leasehold improvements                            --     1,847      1,041
                                            --------  --------   --------
                                                 256     4,047      3,725
Accumulated depreciation and amortization       (146)   (1,202)    (1,290)
                                            --------  --------   --------
Net book value                                   110     2,845      2,435
                                            ========  ========   ========

5. MARKETABLE AND INVESTMENT SECURITIES

                                            2000                    1999                    1998
                                     Carrying                Carrying                Carrying
                                        Value   Fair value      value   Fair Value      Value   Fair Value
                                            $            $          $            $          $            $
                                     --------   ----------   --------   ----------   --------   ----------
DEBT SECURITIES
Federal bonds                           9,910        9,637         --           --         --           --
Corporate bonds                        57,179       52,299     17,464       17,105         --           --
Structured notes                       16,442       15,425     22,052       20,985         --           --
                                     --------   ----------   --------   ----------   --------   ----------
                                       83,531       77,361     39,516       38,090         --           --
EQUITY SECURITIES
Preferred shares                           --           --         --           --      9,900        9,880
Real estate investment trusts           1,037          935         --           --         --           --
                                     --------   ----------   --------   ----------   --------   ----------
                                       84,568       78,296     39,516       38,090      9,900        9,880
                                     ========   ==========   ========   ==========   ========   ==========


On March 31, 2000, the debt securities had a weighted average term to maturity of 7.08 years (1999 - 9.09 years; 1998 - nil) and a weighted average yield of
7.78 per cent (1999 - 6.95 per cent; 1998 - nil).

On March 31, 2000, the investment management operations had marketable securities carried at $49,830 (1999 - $4,553; 1998 - $ 2,338) with a fair value of approximately $63,000 (1999 - $4,400; 1998 - $2,400).

6. LOANS

On March 31, 2000, the Corporation's mortgage portfolio comprised substantially fixed-rate mortgages with a weighted average term to maturity of 3.00 years (1999 - 3.54 years; 1998 - 2.46 years), a weighted average yield of 7.13 per cent (1999 - 6.65 per cent; 1998 - 6.98 per cent) and a fair value of approximately $47,900 (1999 - $483,900; 1998 - $366,100).

On March 31, 2000, the Corporation's consumer loan portfolio comprised variable and fixed-rate loans with a weighted average term to maturity of 1.42 years (1999 - 1.21 years; 1998 - 1.31 years), a weighted average yield of 8.25 per cent (1999 - 7.23 per cent; 1998 - 6.52 per cent) and a fair value of approximately $120,300 (1999 - $124,800; 1998 - $69,800).

The fair value of loans is determined using discounted cash flows based on prevailing rates of interest for loans with similar terms and credit risk.

The Corporation's loans, net of unearned income and allowance for loan losses, are as follows:

                                       2000        1999        1998
                                          $           $           $
                                   --------    --------    --------
Insured mortgage loans                   --     297,681     266,521
Conventional mortgage loans          49,501     181,282      91,228
Consumer loans                      122,009     124,598      69,892
                                   --------    --------    --------
                                    171,510     603,561     427,641
Allowance for loan losses              (812)       (886)       (997)
                                   --------    --------    --------
Total loans                         170,698     602,675     426,644
                                   ========    ========    ========

Included in loans are the following impaired loans and related allowance for loan losses:

                                2000      1999      1998
                                   $         $         $
                               -----    ------     -----
Conventional mortgage loans      230     2,377       505
Consumer loans                   201       202        60
                               -----    ------     -----
                                 431     2,579       565
Allowance for loan losses       (812)     (886)     (997)
                               -----    ------     -----
Total net impaired loans        (381)    1,693      (432)
                               =====    ======     =====


7. ALLOWANCE FOR LOAN LOSSES

Changes in the Corporation's allowance for loan losses are as follows:

                                                2000      1999       1998
                                                   $         $          $
                                               -----    ------     ------
Balance, beginning of year                       886       997      1,275
Provision for (recovery of) loan losses          211       (91)        29
Loan write-offs                                 (285)      (20)      (307)
                                               -----    ------     ------
Balance, end of year                             812       886        997
                                               =====    ======     ======


8. TOTAL CURRENT LIABILITIES

                                                  2000      1999      1998
                                                     $         $         $
                                               -------   -------   -------
INVESTMENT MANAGEMENT OPERATIONS
Accounts payable and accrued liabilities         7,207    11,015    14,511
Income taxes payable                                --    82,331    39,333
Dividends payable                                4,713     3,793     2,347
                                               -------   -------   -------
                                                11,920    97,139    56,191
                                               =======   =======   =======


9. DEPOSIT LIABILITIES

Included within deposit liabilities are guaranteed investment certificates of $236,745 (1999 - $572,245; 1998 - $424,521). Guaranteed investment certificates have fixed maturity dates from 2001 to 2006 and are collateralized by assets of a like amount. On March 31, 2000, the guaranteed investment certificates had a weighted average term to maturity of 1.74 years (1999 - 1.09 years; 1998 - 1.41 years), a weighted average cost of 5.37 per cent (1999 - 4.95 per cent; 1998 -
4.76 per cent) and a fair value of approximately $237,800 (1999 - $578,100; 1998
- $426,400). Fair value is determined using discounted cash flows of contractual obligations based on prevailing rates of interest on guaranteed investment certificates with similar terms and maturities.

10. BANK TERM LOAN

The Corporation has a committed revolving term loan facility which it may draw on up to a maximum of $100,000. This maximum was increased from $50,000 effective September 30, 1998. At the option of the Corporation, the term loan may bear interest on a prime rate basis or bankers' acceptances basis (maturities not to exceed 180 days with minimum terms of 30 days). The collateral pledged for this credit facility consists of a general security agreement, a pledge of all of the outstanding common shares of TIMI and a pledge of all of the subordinated notes evidencing the indebtedness of TIMI to the Corporation.

11. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares. The common shares of the Corporation were split on a two-for-one basis on July 10, 1998, July 11, 1996 and July 13, 1995. All amounts below have been restated to give effect to the share splits. No preferred shares have been issued. The changes in issued share capital were as follows:

                                    2000                          1999                       1998

                           Number of         Amount      Number of        Amount     Number of        Amount
                              shares              $         shares             $        shares             $
                         -----------    -----------    -----------   -----------   -----------   -----------
Common shares:
Issued, beginning
  of year                 94,850,650    $    96,717     93,897,550   $    91,915    91,869,950   $    85,532
Shares issued for
  cash during the
  year                       953,900          4,983        953,100         4,802     2,027,600         6,383
Shares
  repurchased
  during the year         (1,549,100)        (1,638)            --            --            --            --
                         -----------    -----------    -----------   -----------   -----------   -----------
Issued, end of
  year                    94,255,450    $   100,062     94,850,650   $    96,717    93,897,550   $    91,915
                         ===========    ===========    ===========   ===========   ===========   ===========

(a) Non-interest bearing loans collateralized by the common shares were extended to employees to finance purchases of shares of the Corporation. The loan agreements require repayments equal to the amount of dividends paid on the applicable common shares. The market value of the shares used as collateral for the loans exceeded the value of the loans outstanding at year-end.

(b) On February 25, 1992, the Board of Directors of the Corporation established an Executive Stock Option Plan, as amended on June 24, 1994, December 31, 1995, June 24, 1997, July 23, 1997, June 24, 1998 and June 29, 1999, under which options in respect of up to 14,000,000 common shares of the Corporation may be granted from time to time. The exercise price of each option equals the market price of the Corporation's stock on the date of grant, and an option's maximum term is 10 years. Options vest after two years from the date of grant at varying percentages up to the expiry date.

     A summary of the status of the Corporation's stock option plan as of March 31, 2000, 1999 and 1998, and the changes during the years then ended are as follows:

                                     2000                             1999                           1998
                                              Weighted-                       Weighted-                       Weighted-
                                                average                         average                         average
                               Number    exercise price        Number    exercise price        Number    exercise price
                           of options                 $    of options                 $    of options                 $
                           ----------    --------------    ----------    --------------    ----------    --------------
Outstanding at
beginning of year           6,824,600             14.12     6,120,000             10.94     7,677,600              7.01
Granted                     1,875,750             17.16     1,824,700             20.43       701,000             32.14
Exercised                    (953,900)             5.22      (953,100)             5.04    (2,027,600)             3.15
Cancelled                    (465,000)            19.38      (167,000)            18.08      (231,000)            13.08
                           ----------    --------------    ----------    --------------    ----------    --------------
Outstanding at
end of year                 7,281,450             15.73     6,824,600             14.12     6,120,000             10.94
                           ==========    ==============    ==========    ==============    ==========    ==============
Options exercisable
at year-end                 2,988,000                       2,693,700                       2,212,000
                           ==========                      ==========                      ==========

     The following table summarizes information about stock options outstanding at March 31, 2000:

                                          Options Outstanding                                Options Exercisable
                                 Number    Weighted-average    Weighted-average              Number     Weighted-average
Range of                 outstanding at           remaining      exercise price      exercisable at       exercise price
exercise prices          March 31, 2000    contractual life                   $      March 31, 2000                    $
                         --------------    ----------------    ----------------      --------------     ----------------
$4.375 to $8.375              1,748,800           4.6 years                5.04           1,692,800                 4.96
$10.8438 to $19.80            3,286,850           8.1 years               16.04           1,049,200                14.28
$20.25 to $21.10              1,645,200           8.7 years               20.50                  --                   --
$27.375 to $35.00               600,600           7.6 years               32.08             246,000                32.09
                         --------------    ----------------    ----------------      --------------     ----------------
                              7,281,450           7.4 years               15.73           2,988,000                10.46
                         ==============    ================    ================      ==============     ================

     Since the inception of the Executive Stock Option Plan, 3,540,800 (1999 - 3,051,900; 1998 - 2,273,800) options have been issued and exercised net of cancellations. There are 2,379,150 (1999 - 3,789,900; 1998 - 5,447,600)
     options available to be granted under the plan.

     In the event of a change in control of the Corporation, all options become fully exercisable.

(c) The Corporation has obtained applicable regulatory approval to purchase for cancellation, from time to time, up to 5,842,109 of its common shares through the facilities of the Toronto Stock Exchange. Present approval for such purchases extends through to October 26, 2000.

     During the year, 1,549,100 common shares (1999 - nil; 1998 - nil) were repurchased under the normal course issuer bid at an average cost of $15.26 per share for a total consideration of $23,634. Retained earnings was reduced by $21,996 for the cost of the shares in excess of their stated value.

(d) Fully diluted earnings per share assumes that all of the options to purchase common shares existing at the end of the year were exercised at the beginning of the year or the date of issuance as applicable. For purposes of calculating the fully diluted earnings per share figures, imputed interest from investing the proceeds from the options exercised at the prime rate after reflecting taxes was added to income.

12. SALE OF ASSETS

On March 25, 1999, Trimark Trust signed an asset purchase agreement to sell selected assets and transfer liabilities related to its retail branch-based loan and deposit business and broker-based mortgage business to The Toronto-Dominion Bank (TD). The transaction closed on April 30, 1999 and the transfer of assets and liabilities was completed by June 30, 1999. Insured and conventional mortgages of $425,824 and consumer loans of $8,350 were sold and TD assumed the obligations and liabilities at a book value of $428,301 related to the demand and guaranteed investment certificate deposits. In exchange for the assets and liabilities, TT received a premium representing the benefits of the future revenue stream associated with the transferred assets and liabilities. Breakage costs related to the sale, including lease commitments and asset and goodwill write-offs, reduced the premium received. The premium net of breakage costs is included in trust company investment and other income.

13. INCOME TAXES

The components of the Corporation's effective income tax rates are as follows:

                                               2000       1999       1998
                                              -----      -----      -----
Combined basic Canadian federal and
 provincial income tax rate                    44.6%      44.6%      44.6%
Change in taxes resulting from:
 Non-deductible items                           0.4        0.5        0.9
 Non-taxable Canadian dividends                  --         --       (0.2)
 Corporate minimum tax                           --         --       (4.0)
 Large corporations tax                          --       (0.3)      (0.3)
 Other                                         (0.1)       0.1         --
                                              -----      -----      -----
Effective income tax rate                      44.9%      44.9%      41.0%
                                              =====      =====      =====

14. LEASE COMMITMENTS

Aggregate lease commitments at March 31, 2000 for the Corporation's premises are as follows:

2001                                         $  5,933
2002                                            5,728
2003                                            5,463
2004                                            5,052
2005                                            3,267
Thereafter                                      9,970
                                             --------
                                             $ 35,413
                                             ========

15. FINANCIAL INSTRUMENTS

                                                    2000                1999                1998
                                       Notional     Fair   Notional     Fair   Notional     Fair
                                         amount    value     amount    value     amount    value
                                              $        $          $        $          $        $
                                       --------   ------   --------   ------   --------   ------
INTEREST RATE CONTRACTS
Swaps                                    20,000       62     70,000     (230)    20,000     (198)
                                       --------   ------   --------   ------   --------   ------
FOREIGN EXCHANGE CONTRACTS
Cross-currency interest
  rate swaps                             24,152    1,408     23,222      540         --       --
Forward foreign
  exchange contracts                      9,790      128      5,000      203         --       --
                                       --------   ------   --------   ------   --------   ------
                                         33,942    1,536     28,222      743         --       --
                                       --------   ------   --------   ------   --------   ------
EQUITY CONTRACTS                          6,835    1,269     11,515      637      3,716      161
                                       --------   ------   --------   ------   --------   ------
                                         60,777    2,867    109,737    1,150     23,716      (37)
                                       ========   ======   ========   ======   ========   ======

Fair value represents the amount that would be received (paid) if all contracts were terminated on March 31, 2000.

Maturities and weighted average interest rates on various contracts are as follows:

                                                                      Term to maturity
                                       Within 1 year         1 to 3 years         3 to 5 years       5 to 10 years
                                         $      Rate %          $    Rate %          $   Rate %          $    Rate %
                                     --------  --------  --------   -------   --------  --------  --------   -------
INTEREST RATE CONTRACTS
Pay CDN $ fixed                            --        --        --        --         --        --        --        --
Pay CDN $ floating                         --        --        --        --     20,000      5.04        --        --
Pay US $ fixed                             --        --     5,902      6.71      4,195      5.25     3,700      5.60
Pay US $ floating                          --        --     5,788      6.57      4,567      7.00        --        --
                                     --------  --------  --------   -------   --------  --------  --------   -------
                                           --              11,690               28,762               3,700
                                     --------  --------  --------   -------   --------  --------  --------   -------
FORWARD FOREIGN
EXCHANGE CONTRACTS                      9,790        --        --        --         --        --        --        --
                                     --------  --------  --------   -------   --------  --------  --------   -------
EQUITY CONTRACTS                        4,735        --     2,100        --         --        --        --        --
                                     --------  --------  --------   -------   --------  --------  --------   -------
                                       14,525              13,790               28,762               3,700
                                     ========  ========  ========   =======   ========  ========  ========   =======

                                          2000       1999       1998
                                         Total      Total      Total
                                      notional   notional   notional
                                        amount     amount     amount
                                             $          $          $
                                      --------   --------   --------
Interest rate contracts
Pay CDN $ fixed                             --     50,000         --
Pay CDN $ floating                      20,000     20,000     20,000
Pay US $ fixed                          13,797     12,867         --
Pay US $ floating                       10,355     10,355         --
                                      --------   --------   --------
                                        44,152     93,222     20,000
                                      --------   --------   --------
FORWARD FOREIGN
EXCHANGE CONTRACTS                       9,790      5,000         --
                                      --------   --------   --------
EQUITY CONTRACTS                         6,835     11,515      3,716
                                      --------   --------   --------
                                        60,777    109,737     23,716
                                      ========   ========   ========

16. CONTINGENT LIABILITY

Trimark Trust is involved from time to time in legal proceedings relating to its lending activities. Management estimates the aggregate liability resulting from any proceedings will not be material.

17. COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2000 consolidated financial statements.

18. SUBSEQUENT EVENT

On May 9, 2000, the Corporation's board of directors approved a merger agreement with AMVESCAP PLC (AVZ). This agreement contemplates the acquisition through a plan of arrangement by AVZ of all the outstanding common shares and options of the Corporation from its shareholders. Upon completion of the transaction, which is expected to occur during August 2000 but, in any event, before November 15, 2000, the Corporation will be an indirect wholly owned subsidiary of AVZ.

The closing of the transaction is subject to various approvals including shareholders of both entities, unitholders of certain Trimark mutual funds, and court and regulatory approvals.

The agreement contains a break fee clause of $100,000 which would be paid by the Corporation to AVZ if the transaction is terminated (a) by AVZ due to the withdrawal of the Corporation's directors' recommendation of the agreement or their recommendation of another acquisition proposal, or (b) by the Corporation or AVZ solely because (i) approval of the shareholders of the Corporation is not received, (ii) an acquisition proposal was made by another party, and (iii) the Corporation enters into a competing transaction within 18 months following the termination of the merger agreement

B. RECONCILIATION TO UNITED KINGDOM ACCOUNTING PRINCIPLES AND CONFORMITY TO AMVESCAP PLC ACCOUNTING POLICIES (IN THOUSANDS)

The consolidated financial statements of Trimark Financial Corporation ("Trimark") have been prepared in accordance with Canadian (CDN) generally accepted accounting principles (GAAP).

In respect of the three years ended 31 March 2000, there are no material differences in Trimark's profits before taxation, taxation charge and profits after taxation prepared under CDN GAAP and United Kingdom (UK) GAAP. Under CDN GAAP, dividends are accounted for in the year they are declared whereas under UK GAAP dividends are recorded in the year to which they relate.

Trimark's deferred sales commission asset is classified as a long-term asset and is amortized over three years. The policy at AMVESCAP PLC is to classify this asset as a current debtor and to amortize the deferred sales commissions paid less redemption fees earned over the redemption period (6 years) of the underlying assets under management.

The information below presents the Trimark consolidated balance sheet as at 31 March 2000 reflecting the change from a three-year amortization period to a six-year period for the deferred sales commission asset (additional asset of C$62,876 and a deferred income tax liability of C$28,294) and the accrual of the additional dividend (C$4,753). Shareholders' funds as at 31 March 1999 and 1998 is presented to reflect the differing treatment of dividends. The conversion to pounds sterling was prepared using an ending exchange rate of C$1/{pound sterling}0.4338. The adjustments, translated at C$1/{pound sterling}0.4338, presented in pounds sterling are {pound sterling}27,275, {pound sterling}12,274, and {pound sterling}2,062 for the deferred sales commission asset, related deferred income tax liability, and the additional dividend accrual, respectively.

                                                                         31 March 2000
                                                     Trimark    Adjustments   As adjusted       As adjusted
                                                          C$             C$            C$   {pound sterling}
FIXED ASSETS
Goodwill                                               1,393             --         1,393             604
Investments                                           85,600             --        85,600          37,133
Tangible assets                                       28,045             --        28,045          12,166
                                                   ---------    -----------   -----------     -----------
                                                     115,038             --       115,038          49,903
CURRENT ASSETS
Debtors                                              277,286         62,876       340,162         147,562
Investments                                           49,830             --        49,830          21,616
Cash at bank & in hand                               253,485             --       253,485         109,962
                                                   ---------    -----------   -----------     -----------
                                                     580,601         62,876       643,477         279,140

Creditors: amounts falling due within 1 year        (263,580)        (4,753)     (268,333)       (116,403)
                                                   ---------    -----------   -----------     -----------
NET CURRENT ASSETS                                   317,021         58,123       375,144         162,737
Total assets less current liabilities                432,059         58,123       490,182         212,640
Provisions for liabilities and charges               (37,252)       (28,294)      (65,546)        (28,434)
                                                   ---------    -----------   -----------     -----------
NET ASSETS                                           394,807         29,829       424,636         184,206
                                                   =========    ===========   ===========     ===========
CAPITAL AND RESERVES
Called up share capital                              100,062             --       100,062          43,406
Profit and loss account                              294,745         29,829       324,574         140,800
                                                   ---------    -----------   -----------     -----------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                394,807         29,829       424,636         184,206
                                                   =========    ===========   ===========     ===========

                                           As at 31 March
                                             1999      1998
                                               C$        C$
Shareholders' equity under CDN GAAP       337,425   257,959
Dividend payable                           (4,727)   (3,717)
                                         --------  --------
Shareholders' funds under UK GAAP         322,698   254,242
                                         ========  ========

Trimark presents the amortization of deferred sales commissions and the costs of trailing commissions as operating expense whereas AMVESCAP PLC presents them as contra revenues. The profit and loss account for the year ended 31 March 2000 adjusted to reflect the reclassification of these expenses is presented below. The conversion to pounds sterling was prepared using an average rate of C$1/{pound sterling}0.4220.

                                                Year ended 31 March 2000
                                     Trimark    Adjustments   As adjusted       As adjusted
                                          C$             C$            C$   {pound sterling}
                                                      (in thousands)
Revenues                             521,101       (209,412)      311,689         131,533
Operating expenses                  (363,350)       209,412      (153,938)        (64,962)
                                   ---------    -----------   -----------     -----------
                                     157,751             --       157,751          66,571
Goodwill amortization                   (163)            --          (163)            (69)
                                   ---------    -----------   -----------     -----------
Operating profit                     157,588             --       157,588          66,502

Investment income                     26,440             --        26,440          11,158
Interest payable                     (11,423)            --       (11,423)         (4,821)
                                   ---------    -----------   -----------     -----------
Profit before taxation               172,605             --       172,605          72,839
Taxation                             (77,541)            --       (77,541)        (32,722)
                                   ---------    -----------   -----------     -----------
Profit after taxation                 95,064             --        95,064          40,117
                                   =========    ===========   ===========     ===========

ACCOUNTING POLICIES RECONCILIATION LETTER

                           [ERNST & YOUNG LETTERHEAD]

The Directors
AMVESCAP PLC
11 Devonshire Square
London
EC2M 4YR

The Partners
Cazenove & Co.
12 Tokenhouse Yard
London
EC2R 7AN

                                                                    23 June 2000

DEAR SIRS

We report on the unaudited reconciliation of the consolidated shareholders' funds as at 31 March 1998 and 31 March 1999 and the consolidated balance sheet as at 31 March 2000 and the consolidated profit and loss account for the financial year ended 31 March 2000 of Trimark Financial Corporation ("Trimark") and its subsidiaries as set out on pages 51 and 52 in this Part IV ("the financial information (as adjusted) of Trimark") prepared on the basis of the accounting policies of AMVESCAP PLC.

RESPONSIBILITIES

It is the responsibility solely of the Directors of AMVESCAP PLC to prepare the financial information (as adjusted) of Trimark in accordance with paragraph
12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the financial information (as adjusted) of Trimark and to report our opinion to you.

We do not accept any responsibility for any reports previously given by us on the consolidated financial statements of Trimark used in the compilation of the financial information (as adjusted) of Trimark beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which was substantially less in scope than an audit and involved no independent examination of any of the underlying financial information, consisted primarily of making enquiries of the management of Trimark to establish the accounting policies which were applied in the preparation of the underlying financial information, considering the evidence supporting the reclassifications and adjustments made and discussing the financial information (as adjusted) of Trimark with the Directors of AMVESCAP PLC.

Our work has not been carried out in accordance with auditing standards generally accepted in Canada and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

                                  AMVESCAP PLC

            NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (THOUSANDS)
                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been derived from the audited consolidated financial statements of AMVESCAP PLC ("AMVESCAP") as at and for the year ended December 31, 1999 and the audited consolidated financial statements of Trimark Financial Corporation ("Trimark") as at and for the year ended March 31, 2000, adjusted to reflect the combination of AMVESCAP and Trimark pursuant to the Merger Agreement. The unaudited pro forma consolidated financial statements have been prepared by management using generally accepted accounting principles in the United Kingdom ("UK GAAP").

The accompanying unaudited pro forma consolidated financial statements are prepared for illustrative purposes only and, because of their nature, may not give a true picture of the financial position or results of operations of the enlarged group. The unaudited pro forma consolidated balance sheet gives effect to the acquisition as if it had occurred on 31 December 1999. The unaudited pro forma consolidated statement of earnings gives effect to the acquisition as if it had occurred on 1 January 1999. In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies, general and administrative cost savings, and integration costs expected to result from combining the operations of AMVESCAP and Trimark. In preparing the pro forma consolidated statement of earnings, an average
C$ / {pound sterling} exchange rate of C$1 / {pound sterling}0.4220 was used. The pro forma consolidated balance sheet was prepared using an ending
C$ / {pound sterling} exchange rate of C$1 / {pound sterling}0.4338, and it excludes the effects of any adjustments required to reflect the fair value at the date of the acquisition of the net assets of Trimark.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of AMVESCAP and Trimark as at and for the years ended December 31, 1999 and March 31, 2000, respectively. The consolidated financial statements of AMVESCAP have been audited by Arthur Andersen, while the consolidated financial statements of Trimark have been audited by Ernst & Young LLP.

2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

2.1  Purchase Price and Balance Sheet

     The Merger Agreement provides for the combination of AMVESCAP and Trimark in a transaction in which each Trimark shareholder will receive a total consideration of C$27 per Trimark common share. This consideration will be comprised of, at the option of Trimark shareholders and subject to certain adjustments, cash, 6% convertible equity subordinated debentures ("Debentures"), AMVESCAP ordinary shares, exchangeable shares, or a combination thereof. Beneficial ownership of the exchangeable shares will be treated as beneficial ownership of AMVESCAP ordinary shares, and calculations of percentage ownership, voting rights and number of shares outstanding will be made on a basis that treats the AMVESCAP ordinary shares and exchangeable shares as the same security.

     The unaudited pro forma consolidated balance sheet assumes that C$7.50 was paid in cash, C$13.00 was issued in the form of Debentures, with the remaining C$6.50 issued in the form of exchangeable shares or AMVESCAP ordinary shares.

A)   The estimated cost of the purchase is outlined below:

                                                                     {pound
                                                                   sterling}
     Cash:
      Cash on hand and investments                                  117,270
      Credit facility (including transaction costs
       of {pound sterling}20,000)                                   231,200
     Debentures                                                     569,347
     AMVESCAP Ordinary Shares or Exchangeable Shares                284,672
                                                                -----------
     TOTAL COST OF ACQUISITION                                    1,202,489
     Net assets acquired                                            171,267
                                                                -----------
     GOODWILL                                                     1,031,222
                                                                ===========


     B)   Debtors and provisions for liabilities and charges

          This transaction will allow deferred tax assets and current tax benefits previously unrecognized to be recorded, amounting to {pound sterling}42,302 and deferred tax liabilities previously unrecognized to be recorded, amounting to {pound sterling}14,389.

     C)   Called up share capital and retained earnings

          The called up share capital and retained earnings of Trimark will be eliminated as a result of the acquisition. The adjustment also reflects the impact of the pro forma adjustments.

     D)   Share premium account

          The adjustment of {pound sterling}275,956 to the share premium account reflects the difference between the par value of 25p per share and the total value of the share portion of the consideration.

2.2  Statement of Earnings adjustments (all of which have a continuing effect)

     E)   Amortization of goodwill

          The goodwill created upon the acquisition of Trimark will be amortized over a 20 year period. The adjustment includes {pound sterling}51,562 for one year of amortization.

     F)   Interest payable and investment income

          The interest rate applicable to the Debentures is 6%, resulting in an adjustment of {pound sterling}34,161. The interest rate applicable to the additional amount drawn down on a credit line is assumed to be 6.5%, resulting in an adjustment of {pound sterling}15,028. The interest income adjustment ({pound sterling}5,864) reflects interest income lost on the cash portion of the consideration.

     G)   Taxation

          This transaction will allow the combined entity to receive a tax benefit due to tax losses available from AMVESCAP's Canadian subsidiary, and to receive a tax benefit for the additional interest expense on the new debt.

     H)   Earnings per share

          The calculation of basic earnings per share uses the weighted average number of AMVESCAP ordinary shares that would have been outstanding during the year assuming the acquisition occurred on January 1, 1999. The weighting is based on the combined weighted average of the AMVESCAP ordinary shares and the exchangeable shares (each having economic rights equivalent to an AMVESCAP ordinary share) outstanding during the period. The calculation of diluted earnings per share assumes the conversion of the Debentures occurred on January 1, 1999, and that the combined entity received a benefit equivalent to the net-of-tax interest savings on the Debentures.

OPINION

In our opinion:

1. the financial information (as adjusted) of Trimark has been properly compiled on the basis stated;

2. the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) of Trimark on a basis consistent in all material respects with the accounting policies of AMVESCAP PLC.

Yours faithfully,



Ernst & Young LLP

                                     PART V

                         PRO FORMA FINANCIAL STATEMENTS

Set out below is an unaudited pro forma consolidated balance sheet and an unaudited pro forma consolidated statement of earnings for the Enlarged AMVESCAP Group which have been derived without material adjustment from the audited consolidated financial statements of AMVESCAP PLC as at and for the year ended December 31, 1999 and the audited consolidated financial statements of Trimark Financial Corporation as at and for the year ended March 31, 2000:

                                  AMVESCAP PLC
                 PRO FORMA CONSOLIDATED BALANCE SHEET (UK GAAP)
                                  (Unaudited)



                                                               Adjustments                             Convenience
                                                        --------------------------                        Currency
                                                           Trimark                        AMVESCAP      Conversion
                                          AMVESCAP       Financial       Pro Forma             PLC        AMVESCAP
                                               PLC     Corporation     Adjustments       Pro Forma             PLC
                                            {pound          {pound          {pound          {pound       Pro Forma
                                          sterling}       sterling}       sterling}       sterling}         Note 1
                              Note 2          '000            '000            '000            '000          C$'000
FIXED ASSETS
Goodwill                           A       664,135             604       1,031,222       1,695,961       3,909,546
Investments                                128,921          37,133              --         166,054         382,789
Tangible assets                            108,021          12,166              --         120,187         277,056
                                        ----------      ----------      ----------      ----------      ----------
                                           901,077          49,903       1,031,222       1,982,202       4,569,391
CURRENT ASSETS
Debtors                            B       675,856         147,562          42,302         865,720       1,995,666
Investments                        A        60,135          21,616         (21,616)         60,135         138,624
Cash at bank and in
hand                               A       189,732         109,962         (95,654)        204,040         470,355
                                        ----------      ----------      ----------      ----------      ----------
CREDITORS: AMOUNTS                         925,723         279,140         (74,968)      1,129,895       2,604,645
  FALLING DUE WITHIN
  ONE YEAR                                (706,289)       (116,403)             --        (822,692)     (1,896,477)
                                        ----------      ----------      ----------      ----------      ----------
NET CURRENT ASSETS                         219,434         162,737         (74,968)        307,203         708,168
                                        ----------      ----------      ----------      ----------      ----------
TOTAL ASSETS LESS
  CURRENT LIABILITIES                    1,120,511         212,640         956,254       2,289,405       5,277,559
LONG-TERM DEBT                     A      (659,120)             --        (800,547)     (1,459,667)     (3,364,839)
PROVISIONS FOR
  LIABILITIES AND
  CHARGES                          B       (24,730)        (28,434)        (14,389)        (67,553)       (155,724)
                                        ----------      ----------      ----------      ----------      ----------
NET ASSETS                                 436,661         184,206         141,318         762,185       1,756,996
                                        ==========      ==========      ==========      ==========      ==========
CAPITAL AND RESERVES
Called up share capital            C       168,617          43,406         (34,690)        177,333         408,790
Share premium account              D       478,860              --         275,956         754,816       1,740,009
Profit and loss account            C       380,717         140,800         (99,948)        421,569         971,805
                                        ----------      ----------      ----------      ----------      ----------
                                         1,028,194         184,206         141,318       1,353,718       3,120,604
Other reserves                            (591,533)             --              --        (591,533)     (1,363,608)
                                        ----------      ----------      ----------      ----------      ----------
SHAREHOLDERS' FUNDS,
  EQUITY INTERESTS                         436,661         184,206         141,318         762,185       1,756,996
                                        ==========      ==========      ==========      ==========      ==========

                                  AMVESCAP PLC
             PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (UK GAAP)
                                  (Unaudited)



                                                               Adjustments                              Convenience
                                                        ---------------------------                        Currency
                                                            Trimark                        AMVESCAP      Conversion
                                           AMVESCAP       Financial       Pro Forma         PLC Pro        AMVESCAP
                                                PLC     Corporation     Adjustments           Forma         PLC Pro
                                             {pound          {pound          {pound          {pound           Forma
                                           sterling}       sterling}       sterling}       sterling}         Note 1
                               Note 2          '000            '000            '000            '000          C$'000
REVENUES                                  1,072,350         131,533              --       1,203,883       2,852,803
Operating expenses                         (719,637)        (64,962)             --        (784,599)     (1,859,239)
                                         ----------     -----------     -----------      ----------     -----------
                                            352,713          66,571              --         419,284         993,564
Goodwill amortisation                 E     (36,754)            (69)        (51,562)        (88,385)       (209,443)
                                         ----------     -----------     -----------      ----------     -----------
OPERATING PROFIT                            315,959          66,502         (51,562)        330,899         784,121
Investment income                     F      11,809          11,158          (5,864)         17,103          40,528
Interest payable                      F     (44,726)         (4,821)        (49,189)        (98,736)       (233,972)
                                         ----------     -----------     -----------      ----------     -----------
PROFIT BEFORE TAXATION                      283,042          72,839        (106,615)        249,266         590,677
Taxation                              G    (102,010)        (32,722)         30,552        (104,180)       (246,872)
                                         ----------     -----------     -----------      ----------     -----------
PROFIT AFTER TAXATION                       181,032          40,117         (76,063)        145,086         343,805
                                         ==========     ===========     ===========      ==========     ===========
EARNINGS PER ORDINARY SHARE:
 -basic                               H        28.3p                                           21.5p        C$ 0.51
 -diluted                             H        27.1p                                           21.2p        C$ 0.50
                                         ----------                                      ----------     -----------

EARNINGS PER ORDINARY SHARE BEFORE
 GOODWILL AMORTISATION:
 -basic                               H        34.0p                                           34.6p        C$ 0.82
 -diluted                             H        32.7p                                           32.7p        C$ 0.77
                                         ----------                                      ----------     -----------

23 June 2000

                                      [ARTHUR ANDERSEN LETTERHEAD APPEARS HERE]


The Directors
AMVESCAP PLC
11 Devonshire Square
London
EC2M 4YR

The Partners
Cazenove & Co.
12 Tokenhouse Yard
London
EC2R 7AN

Dear Sirs

We report on the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings for the year ended 31 December 1999 (together "the pro forma financial information") set out in Part V of the Listing Particulars and Circular dated 23 June 2000 issued by AMVESCAP PLC which has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of Trimark Financial Corporation might have affected the financial information presented.

RESPONSIBILITIES

It is the responsibility solely of the Directors of AMVESCAP PLC to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of AMVESCAP PLC.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion:

1. the pro forma financial information has been properly compiled on the basis stated;

2.  such basis is consistent with the accounting policies of AMVESCAP PLC; and

3. the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

ARTHUR ANDERSEN
Chartered Accountants

                                    PART VI

                             ADDITIONAL INFORMATION

1.   RESPONSIBILITY

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.   DIRECTORS

2.1 The Directors are listed below together with their respective ages and positions:

Name                          Age            Position
Charles W. Brady              65             Director, Executive Chairman
Charles T. Bauer              81             Director, Vice Chairman
Sir John Banham               59             Non Executive Director
The Hon. Michael D. Benson    57             Director, Chief Executive Officer, INVESCO Global Group
Joseph R. Canion              55             Non Executive Director
Michael J. Cemo               55             Director
Gary T. Crum                  52             Director
A.D. Frazier, Jr.             56             Director, Chief Executive Officer, US Institutional Group
Robert H. Graham              53             Director, Chief Executive Officer, Managed Products Group
Roberto A. de Guardiola       55             Non Executive Director
Hubert L. Harris, Jr.         56             Director, Chief Executive Officer, Retirement and Benefit Services
                                             Group
Bevis Longstreth              66             Non Executive Director
Robert F. McCullough          57             Director, Chief Financial Officer
Stephen K. West               71             Non Executive Director
Alexander M White             66             Non Executive Director

2.2 The business address of all the Directors is 11 Devonshire Square, London EC2M 4YR.

2.3  The brief biographical details of the Directors are as follows:

     CHARLES W. BRADY. Mr. Brady has served as Executive Chairman of the Board of Directors since April 1993 and Chief Executive Officer of AMVESCAP since December 1992. He has served as a Director of AMVESCAP since December 1986. Mr. Brady was a founding partner of INVESCO Capital Management Inc. He began his investment career in 1959, graduating with a B.S. from the Georgia Institute of Technology, and attending the Advanced Management School of Harvard University. He is a member of the Atlanta Society of Financial Analysts.

     CHARLES T. BAUER. Mr. Bauer has served as a Director and Vice Chairman of AMVESCAP's Board of Directors since February 1997. Mr. Bauer is Chairman of AIM, which he co-founded in 1976. He has spent his entire professional career in the investment business. Mr. Bauer holds an A.B. from Harvard University and an M.B.A. from New York University. He has served as Chairman of the American Insurance Association Investments Committee, as a Board Member of the Investment Company Institute, and as a Trustee of the Institute of Chartered Financial Analysts, Inc.

     SIR JOHN BANHAM. *+ Sir John Banham has served as a Director of AMVESCAP since January 1999. He is Chairman of Kingfisher PLC and ECI Ventures Group, a provider of venture capital for mid-market management buyouts, and he is Chairman-designate of Whitbread PLC. He was Director General of the Confederation of British Industry from 1987 to 1992, a Director of National Power from 1992 to 1998, a Director of National Westminister Bank from 1992 to 1998 and Chairman of Tarmac PLC from 1994 to March 2000. He is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

     THE HON. MICHAEL D. BENSON. The Hon. Michael Benson has served as a Director of AMVESCAP since February 1994. He has served as Chief Executive Officer of INVESCO Global Group since 1996. He served as Chief Executive Officer of AMVESCAP's Asian region from 1994 to 1996. He started his career with the stockbroking firm L. Messel in 1963. He later joined Lazard Brothers Ltd. and became Managing Director of Lazard Securities Ltd., establishing investment offices in Jersey, Guernsey and Hong Kong. Between 1985 and 1992, he established investment offices in London,

     Boston, Hong Kong and Singapore for Standard Chartered Bank. In 1992, he joined Capital House Investment Management with responsibility for developing the Far Eastern business.

     JOSEPH R. CANION. *+** Mr. Canion has been a Director of AMVESCAP since February 1997. He is also Joint Chairman of the Remuneration Committee. He has been Chairman of Insource Technology Corporation, a Houston-based business and technology management company, since June 1992. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President and a Director of Compaq Computer Corporation. He was a director of AIM from 1991 through February 1997, when the acquisition of AIM was completed.

     MICHAEL J. CEMO. Mr. Cemo has served as a Director of AMVESCAP since February 1997. He is President of A I M Distributors, Inc., a broker-dealer subsidiary of AIM, and an Executive Vice President of AIM. Mr. Cemo has been in the investment business since 1971. He joined AIM in 1988. Mr. Cemo holds a B.S. in economics from the University of Houston. He is a member of the Investment Company Institute's sales force marketing committee.

     GARY T. CRUM. Mr. Crum has served as a Director of AMVESCAP since February 1997. He was co-founder of AIM and serves as an Executive Vice President of AIM. He is President of A I M Capital Management, Inc., an investment advisory subsidiary of AIM, and is Director of Investments and a member of AIM's Investment Policy Committee. Mr. Crum has been in the investment business since 1972. He holds a B.B.A. from Southern Methodist University and an M.B.A. from the University of Texas at Austin.

     A.D. FRAZIER, JR. Mr. Frazier has served as a Director of AMVESCAP since November 1996. He has served as Chief Executive Officer of U.S. Institutional Group since 1997. Prior to joining AMVESCAP, Mr. Frazier was the Chief Operating Officer of the Atlanta Committee for the Olympic Games. Before joining the Atlanta Committee in 1991, Mr. Frazier was Executive Vice President in charge of the North American Banking Group of the First Chicago Corporation and First National Bank of Chicago. He received a B.A. and a J.D. from the University of North Carolina at Chapel Hill. He was admitted to the North Carolina Bar in 1969 and attended Harvard's Advanced Management Programme in 1981.

     ROBERT H. GRAHAM. Mr. Graham has served as a Director of AMVESCAP, and as Chief Executive Officer of Managed Products Group, since February 1997. Mr. Graham is President and Chief Executive Officer of AIM, which he co-founded in 1976. He holds a B.S. and an M.S. in electrical engineering and an M.B.A. in finance from the University of Texas at Austin. Mr. Graham has been in the investment business since 1972. He has been a member of the Board of Governors and Executive Committee of the Investment Company Institute and Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

     ROBERTO A. DE GUARDIOLA. Mr. de Guardiola has served as a Director of AMVESCAP since February 1997. Mr. de Guardiola is the President of de Guardiola Advisors Inc., a New York based investment firm that specializes in the investment management industry. Mr. de Guardiola served as a Managing Director of Putnam, Lovell, de Guardiola & Thornton, a New York based investment banking firm, from 1998 to March 2000. Mr. de Guardiola holds a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania.

     HUBERT L. HARRIS, JR. Mr. Harris has served as a Director of AMVESCAP since May 1998. Mr. Harris has served as Chief Executive Officer of Retirement and Benefit Services Group since January 1998. He also served as a Director of AMVESCAP from May 1993 to February 1997. Mr. Harris received a B.S. from Georgia Institute of Technology and an M.B.A. from Georgia State University. Mr. Harris served as Assistant Director of Office Management and Budget in President Carter's administration and has served as President and Executive Director of the International Association for Financial Planning.

     BEVIS LONGSTRETH. *+*** Mr. Longstreth has served as a Director of AMVESCAP since May 1993. He is also Joint Chairman of the Audit Committee. Mr. Longstreth, a graduate of Princeton University and Harvard Law School, is of counsel at Debevoise & Plimpton, a New York based law firm, where he was a partner from 1984 through 1997. He was formerly a Commissioner of the SEC and is a frequent writer on issues of corporate governance, banking and securities law and is the author of Modern

     Investment Management and the Prudent Man Rule, a book on law reform published by Oxford University Press.

     ROBERT F. MCCULLOUGH. Mr. McCullough has served as a Director and Chief Financial Officer of AMVESCAP since March 1996. Mr. McCullough joined AMVESCAP in 1996 from Arthur Andersen where he practiced as an accountant in New York from 1964 until 1987, becoming a partner in 1973. In 1987, he moved to become a Managing Partner of Arthur Andersen's Atlanta office. He is a graduate of the University of Texas at Austin and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

     STEPHEN K. WEST. *+*** Mr. West has served as a Director of AMVESCAP since February 1997. He is also Joint Chairman of the Audit Committee. Mr. West was a Director of AIM from 1994 through February 1997, when the acquisition of AIM was completed. He was a partner of Sullivan & Cromwell, a New York City law firm, from 1964 to 1998 and is presently of counsel to the firm. He is a graduate of Yale University and the Harvard Law School.

     ALEXANDER M. WHITE. *+*** Mr. White has served as a Director of AMVESCAP since November 1992. He is also Joint Chairman of the Remuneration Committee. Mr. White has had a career in the financial services community, having been associated with Merrill Lynch, White Weld & Co. and most recently as a senior investment banker with James D. Wolfensohn, Inc. Mr. White is a graduate of Harvard College and Harvard Business School.

           +         Member of the Audit Committee

           *         Member of the Remuneration Committee

           **        Joint Chairman of the Remuneration Committee

           ***       Joint Chairman of the Audit Committee

2.4 The Directors, their current directorships, their directorships held during the five years preceding the date of this document, the partnerships of which they are currently partners and the partnerships of which they have been partners during the five years preceding the date of this document, are as follows:

     SIR JOHN MICHAEL MIDDLECOTT BANHAM

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     Whitbread PLC                                 17-Nov-1999
     Inter-Action Social Enterprise Trust Limited  07-Dec-1991
     Kingfisher plc                                16-Oct-1995
     Penberth Developments Limited                 21-Nov-1997
     The Cancer Research Campaign                  30-Jul-1991
     The Merchants Trust plc                       01-Jul-1992
     South West Enterprise Limited (in members
       voluntary liquidation)                      01-Oct-1995
     ECI Group Limited                             01-Jul-1992     27-Jan-2000
     ECI Ventures Limited                          01-Jul-1992     25-Oct-996
     National Westminster Bank Public Limited
       Company                                     01-Jul-1992     21-Apr-1998
     National Power plc                            01-Aug-1992     31-Jul-1998
     Tarmac Holdings plc                           01-Jul-1992     14-Mar-2000
     Tarmac plc                                    24-May-1999     14-Mar-2000
     QC Tenancies 1 plc                            24-Aug-1993     20-Jan-1999
     QC Tenancies 2 plc                            24-Aug-1993     16-Oct-1998
     QC Tenancies 3 plc                            24-Aug-1993     16-Oct-1998
     QC Tenancies 4 plc                            24-Aug-1993     16-Oct-1998
     QC Tenancies 5 plc                            24-Aug-1993     16-Oct-1998
     Westcountry Television Limited                10-Apr-1992     31-Mar-1997

     JOSEPH RODNEY CANION

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     Insource Technology Corp.                     01-Jun-1992
     Questia Media, Inc.                           09-Apr-1999

     ROBERTO ALEJANDRO DE GUARDIOLA

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     Putnam Lovell de Guardiola & Thornton            Jan-1998        Apr-2000
     de Guardiola Advisers, Inc.                      Apr-2000

     AD FRAZIER, JR.

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     Magellan Health Services, Inc                    May-1995
     Apache Corp.                                     May-1997
     Rock-Tenn Company                                Jan-1997
     R J Reynolds Tobacco Holdings, Inc.             June-1999

     BEVIS LONGSTRETH

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     American Stock Exchange, Inc.                 21-May-1993
     Gosterd, Inc.                                 21-May-1993
     Nathan Cummings Foundation                    21-May-1993
     New School for Social Research, Inc.          21-May-1993
     Sympany Space, Inc.                           21-May-1993

     ROBERT FRY MCCULLOUGH

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     AHL Services Inc.                             10-May-1997

     STEPHEN KINGSBURY WEST

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     Dresdner RCM Global Strategic Income
       Fund Inc                                    23-May-1997
     ING America Insurance Holdings Inc            30 Jul-1996
     First ING New York Life Insurance Company     21-May-1993
     Pioneer Funds                                 01-Oct-1993
     Swiss Helvetia Fund                           21-Sep-1995
     DLJ Winthrop Funds                               May-2000

     ALEXANDER MOSS WHITE

                                                      Date of          Date of
     Directorships                                Appointment        Cessation
     York Holding Company                          18-Dec-1994
     The Cooper Union                             01-July-1972
     Chatham Central School District              01-July-1996

     Messrs Brady, Bauer, Benson, Cemo, Crum and Graham hold directorships in a number of incorporated funds which have independent boards of directors and which have investment management contracts with certain AMVESCAP Group companies. In the light of their close association with companies within the AMVESCAP Group, these have not been separately listed in the lists of outside directorships above.

2.5  No Director of the Company has:

          (a)   any unspent convictions in relation to indictable offences;

          (b) been declared bankrupt, had any asset placed into receivership or been the subject of any voluntary arrangement;

          (c) been subject to any public criticism by any statutory or regulatory authority (including recognised professional bodies) save that Roberto de Guardiola was censured and suspended for four months by the United States Securities and Exchange Commission ("SEC") in April 1977 for violating his agreement with the SEC while a former registered representative with Kidder Peabody & Co. and Charles Bauer was censured by the SEC in February 1978 for failing reasonably to supervise personnel with a view to preventing alleged violations of certain US securities laws;

          (d) been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

          (e) been a director with an executive function of a company which has been placed in or been the subject of administration, receivership, compulsory liquidation, creditors voluntary liquidation, a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director of that company or within twelve months after he ceased to be a director of that company; or

          (f) been a partner of a partnership which has been the subject of or placed into compulsory liquidation, administration, partnership voluntary arrangement or the receivership of any asset whilst he was a partner of that partnership or within 12 months after he ceased to be a partner of that partnership.

3.   THE COMPANY

3.1 The Company was incorporated and registered in England on 19 December 1935 with registered number 308372 under the Act as a private limited company under the name H. Lotery & Company Limited. On 24 September 1964 the Company changed its name to Slater, Walker & Co. Limited, on 24 November 1965 to Slater, Walker Securities Limited, and on 16 September 1977 to Britannia Arrow Holdings Limited. On 19 March 1982, it re-registered as a public limited company and changed its name to Britannia Arrow Holdings Public Limited Company. The following further name changes have taken place:

       From                           To                      Date
       Britannia Arrow Holdings       INVESCO MIM PLC         31 January 1990
       Public Limited Company
       INVESCO MIM PLC                INVESCO PLC             21 June 1993
       INVESCO PLC                    AMVESCO PLC              3 March 1997
       AMVESCO PLC                    AMVESCAP PLC             8 May 1997

3.2 The principal legislation under which the Company operates is the Act. The registered office, head office and the principal place of business in the United Kingdom of the Company is at 11, Devonshire Square London EC2M 4YR.

4.   SHARE CAPITAL OF AMVESCAP

4.1 The existing issued AMVESCAP Ordinary Shares are, and the New AMVESCAP Ordinary Shares will be, in registered form.

     The existing authorised ordinary share capital of AMVESCAP as at the date of this document is {pound sterling}212,700,000 divided into 850,800,000 ordinary shares of 25 pence each of which {pound sterling}169,225,486.75 equivalent to 676,901,947 ordinary shares of 25 pence each is in issue. The authorised share capital of AMVESCAP will be increased to {pound sterling}262,500,000 by the creation of 199,199,999 AMVESCAP Ordinary Shares and 1 Special Voting Share (representing an increase of approximately 23.41 per cent. in AMVESCAP's current authorised share capital).

4.2 If all the Trimark Options are exercised by the Election Deadline and the maximum possible number of New AMVESCAP Ordinary Shares Shares are elected by Trimark Shareholders pursuant to the Plan, then 105,228,882 New AMVESCAP Ordinary Shares (the "Maximum Number") and 1 Special Voting Share will be issued by the Company on the Effective Date increasing the issued share capital of AMVESCAP to {pound sterling}195,532,707.50 divided into 782,130,829 ordinary shares of 25 pence each and 1 Special Voting Share.

     The following table sets out the changes to the authorised share capital of the Company assuming the Special Resolution is passed at the EGM:

                                  Authorised                            Number of     Number of
                               Share capital     Authorised share      authorised    authorised
                                       as at     capital post the    shares as at   shares post
                                19 June 2000                  EGM    19 June 2000       the EGM
                                  {pound             {pound
                                 sterling}          sterling}
     AMVESCAP Ordinary Shares   212,700,000       262,499,999.75     850,800,000   1,049,999,999
     Special Voting Share                 -                 0.25               -                 1

     The following table sets out the changes to the issued share capital of the Company pursuant to the Merger assuming that there is no exercise of options outstanding under the AMVESCAP Share Option Schemes and that the Maximum Number of New AMVESCAP Ordinary Shares are issued pursuant to the Merger:-

                                                                        Number of     Number of
                                                                           issued        issued
                                                                     shares as at   shares post
                                                                     19 June 2000       the EGM
     AMVESCAP Ordinary Shares                                        676,901,947     782,130,829
     Special Voting Share                                                      -               1

     If the Maximum Number of New AMVESCAP Ordinary Shares are issued on the Effective Date pursuant to the Merger, 267,869,170 AMVESCAP Ordinary Shares will remain authorised but unissued, subject to the assumptions set out above.

4.3 The alterations in the share capital of AMVESCAP in the three years preceding 19 June 2000 (the latest practicable date prior to the publication of this document) are set out below:-

                                                                        Number of     AMVESCAP
                                                                         AMVESCAP     Ordinary
                                                                         Ordinary       Shares
                                                                           Shares       {pound
                                                                                      sterling}
     At 1 January 1997                                               271,390,737   67,847,684.25
     Conversion of CULN rights(1)                                     54,269,108   13,567,277.00
     8.75% CULN Conversion(2)                                         12,124,129    3,031,032.25
     Sharesave Exercise(3)                                                43,514       10,878.50
     AIM Option Exercise(4)                                            5,248,483    1,312,120.75
     Issue to AIM shareholders(5)                                    252,343,352   63,085,838.00

     At 1 January 1998                                               595,419,323  148,854,830.75
     8.75% CULN Conversion(2)                                         14,655,970    3,663,992.50
     Sharesave Exercise(3)                                                   374           93.50
     AIM Option Exercise(4)                                           17,447,739    4,361,934.75
     Placing(6)                                                       42,500,000   10,625,000.00

     At 1 January 1999                                               670,023,406  167,505,851.50
     Sharesave Exercise(3)                                                11,220         2805.00
     AIM Option Exercise(4)                                            4,433,601    1,108,400.25

     At 1 January 2000                                               674,468,227  168,617,056.75
     Sharesave Exercise(3)                                                19,762        4,940.50
     AIM Option Exercise(4)                                            2,413,958      603,489.50

     At 19 June 2000                                                 676,901,947  169,225,486.75

     (1) This relates to the conversion of convertible unsecured loan notes issued by AMVESCAP, on 28 November 1996, which have now been fully converted.

     (2) This relates to the conversion of the 8.75% convertible unsecured loan notes 1998 issued by AMVESCAP, which have now been fully converted.

     (3) For 1997, this represents exercises of share options by optionholders pursuant to share option schemes which have now been terminated and, for 1998 onwards, this represents exercises of share options under the share option schemes referred to in paragraphs 6.2, 6.3 and 6.4 below.

     (4) This represents exercises of share options by optionholders under the AIM Share Option Schemes referred to in paragraph 6.12 below.

     (5) This represents the number of AMVESCAP Ordinary Shares issued to the shareholders of AIM when AMVESCAP acquired AIM in February 1997.

     (6) This represents the number of AMVESCAP Ordinary Shares issued by AMVESCAP pursuant to the placing made in connection with the acquisition of the investment business of Liechtenstein Global Trust AG.

4.4 At the Extraordinary General Meeting to be held on 20 July 2000 a special resolution will be proposed:

     (a)   to approve the Merger

     (b) to increase the authorised share capital of AMVESCAP from {pound sterling}212,700,000 to {pound sterling}262,500,000 (a 23.41 per cent. increase) by the creation of 199,199,999 New AMVESCAP Ordinary Shares and 1 Special Voting Share. This increase is principally intended to create the New AMVESCAP Ordinary Shares which may be issued in connection with the Merger;

     (c) to create a Special Voting Share of 25 pence with the rights, privileges, and restrictions to it as set out in paragraph 6 of Part II of this document; and

     (d) in substitution for and renewal of all existing authorities granted at the Annual General Meeting held on 26 April 2000 and pursuant to section 80 of the Act, to give the Board of AMVESCAP the power to allot relevant securities up to an aggregate nominal amount of {pound sterling}56,205,685.50 (representing 224,822,742 AMVESCAP Ordinary Shares, or 33.21 per cent. of AMVESCAP's current issued share capital) and pursuant to section 95 of the Act to give the Board of AMVESCAP the power to allot equity securities for cash and disapply the pre-emption rights set out in section 89(1) of the Act (other than by way of rights) up to an aggregate amount of {pound sterling}8,430,852.75 (representing 33,723,411 AMVESCAP Ordinary Shares, or 4.98 per cent. of AMVESCAP's current issued share capital), during the period commencing on the date of the passing of that resolution and expiring on 25 April 2005 save that the Directors may allot relevant securities in pursuance of an offer or agreement made prior to such expiry date as if the authority had not expired on such date;

     (e) in addition to the authorities renewed in (d) above and pursuant to sections 80 and 95 of the Act, to give the Board of AMVESCAP the power in connection with the Merger to allot relevant securities and disapply the pre-emption rights set out in section 89(1) of the Act up to an aggregate amount of {pound sterling}26,307,220.75 (representing 105,228,882 AMVESCAP Ordinary Shares and one Special Voting Share, or 15.55 per cent of AMVESCAP's current issued share capital) during the period commencing on the date of the passing of that resolution and expiring on 19 July 2005 save that the Directors may allot relevant securities in pursuance of an offer or agreement (including the Merger Agreement and related agreements) made prior to such expiry date as if the authority had not expired on such date; and

     (f) to change the articles of association of AMVESCAP to include the rights of the Special Voting Share.

     The authorities set out in (b) to (f) above will be conditional upon the Plan becoming effective. The authorities in (e) above will enable the Directors to allot the requisite number of New AMVESCAP Ordinary Shares to Trimark Securityholders in connection with the Merger. The authority in
     (d) above will renew and replace in identical terms the existing authorities referred to in 4.5 and 4.6 below.

4.5 By an ordinary resolution passed on 26 April 2000, authority was given to the Directors to allot AMVESCAP Ordinary Shares up to an aggregate nominal amount of {pound sterling}56,205,685.50. This authority will expire on 25 April 2005 save that the Directors may allot relevant securities in pursuance of an offer or agreement made prior to such expiry date as if the authority had not expired on such date.

4.6 By a special resolution passed on 26 April 2000, authority was given to the Directors to disapply pre-emption rights in respect of the allotment of equity securities for cash (otherwise than in connection with a rights issue) up to an aggregate nominal amount of {pound sterling}8,430,852.75, representing approximately 5 per cent of the Company's issued share capital at the date thereof. The disapplication will expire on

     25 April 2005 save that the Directors may allot equity securities in pursuance of an offer or agreement made by the Company prior to such expiry date as if the authority had not expired on such date.

4.7 By a special resolution passed on 26 April 2000, authority was given to the Company pursuant to section 166 of the Act to make purchases (within the meaning of section 163 of the Act) of AMVESCAP Ordinary Shares up to a maximum of 101,170,234 AMVESCAP Ordinary Shares at a minimum price of 25 pence and a maximum price equal to 105 per cent of the average of the middle market price quoted on the daily official list of the LSE for the 5 business days immediately preceding the day on which the AMVESCAP Ordinary Share is contracted to be purchased, such authority to expire on the earlier of 25 October 2001 and the conclusion of the next annual general meeting of the Company unless such authority is renewed prior to such time, save that the Company may make a purchase of AMVESCAP Ordinary Shares which will be executed after such authority expires pursuant to such contract.

4.8 The New AMVESCAP Ordinary Shares to be issued pursuant to the Merger shall have the same rights attaching to them as the rights of the existing AMVESCAP Ordinary Shares as are more particularly set out in paragraph 5 below.

4.9 Save as disclosed in this paragraph 4, since 19 June 1997 (being three years prior to 19 June 2000, the latest practicable date prior to the publication of this document), there have been no changes in the issued share capital of AMVESCAP and no material changes in the issued share capital of any of its subsidiaries other than intra group issues by wholly-owned subsidiaries, pro rata issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

4.10 Save as disclosed in this document and save for certain outstanding invitations to employees under the AMVESCAP Share Option Schemes, no options have been granted by AMVESCAP which are still outstanding in respect of any part of AMVESCAP's share capital nor is AMVESCAP a party to any conditional or unconditional agreement to grant any such options.

4.11 Other than pursuant to the Merger and to satisfy options granted or to be granted under the AMVESCAP Share Option Schemes, there is no present intention to issue any of the authorised but unissued share capital of the Company.

4.12 The following are details of options to acquire AMVESCAP Ordinary
     Shares granted to certain Directors under the AMVESCAP No.2 and No.3 Executive Share Option Schemes (referred to in paragraphs 6.5 and 6.6 of this Part VI), the Sharesave Schemes (referred to in paragraphs 6.2, 6.3 and 6.4 of this Part VI) and the AIM Share Option Schemes referred to in paragraph 6.12 of this Part VI which were not issued for cash consideration and were outstanding at 19 June 2000 (being the latest practicable date prior to the publication of this document) and which represent the maximum number of AMVESCAP Ordinary Shares which may be issued pursuant to such options:

                                   Number of    Exercise price
                                    AMVESCAP     per share (in
                             Ordinary Shares      pence except
     Director                   under option  where indicated)   Date of Grant    Expiry Date
     EXECUTIVE DIRECTORS
     Charles W. Brady             124,027          160p            Jan 1995        Jan 2002
                                  500,000          244p            Nov 1996        Nov 2003
                                  100,000        422.5p            Nov 1997        Nov 2004
                                  250,000          432p            Dec 1998        Dec 2008
                                  500,000          660p            Dec 1999        Dec 2009

                                   Number of    Exercise price
                                    AMVESCAP     per share (in
                             Ordinary Shares      pence except
     Director                   under option  where indicated)   Date of Grant    Expiry Date
     Charles T. Bauer             100,000        422.5p            Nov 1997        Nov 2004
     The Hon. Michael D. Benson    17,003          160p            Jan 1995        Jan 2002
                                  400,000          244p            Nov 1996        Nov 2003
                                  100,000        422.5p            Nov 1997        Nov 2004
                                  200,000          432p            Dec 1998        Dec 2008
                                  200,000          660p            Dec 1999        Dec 2009
                                    2,919          334p            Nov 1997       June 2001

     Michael J. Cemo              100,000        422.5p            Nov 1997        Nov 2004
                                  100,000          432p            Dec 1998        Dec 2008
                                  200,000          660p            Dec 1999        Dec 2009

     Gary T. Crum                 100,000        422.5p            Nov 1997        Nov 2004
                                  100,000          432p            Dec 1998        Dec 2008
                                  150,000          660p            Dec 1999        Dec 2009
                                    1,815          390p            Dec 1998        Mar 2001

     A.D. Frazier, Jr.            500,000          244p            Nov 1996        Nov 2003
                                  100,000        422.5p            Nov 1997        Nov 2004
                                  200,000          432p            Dec 1998        Dec 2008
                                  200,000          660p            Dec 1999        Dec 2009

     Robert H. Graham             100,000        422.5p            Nov 1997        Nov 2004
                                  200,000          432p            Dec 1998        Dec 2008
                                  250,000          660p            Dec 1999        Dec 2009

     Hubert L. Harris, Jr.        100,000          242p            Dec 1995        Dec 2002
                                  200,000          242p            Apr 1996        Apr 2003
                                  400,000          244p            Nov 1996        Nov 2003
                                  100,000        422.5p            Nov 1997        Nov 2004
                                  100,000          432p            Dec 1998        Dec 2008
                                  150,000          660p            Dec 1999        Dec 2009

     Robert F. McCullough         200,000          242p            Apr 1996        Apr 2003
                                  400,000          244p            Nov 1996        Nov 2003
                                  100,000        422.5p            Nov 1997        Nov 2004
                                  100,000          432p            Dec 1998        Dec 2008
                                  150,000          660p            Dec 1999        Dec 2009
                                    1,815          390p            Dec 1998        Mar 2001

     NON-EXECUTIVE DIRECTORS
     Joseph R. Canion             289,577           25p            Dec 1993        Dec 2003
                                   96,461      US$0.859            Dec 1995        Dec 2005
     Stephen K. West              211,972           25p            Dec 1993        Dec 2003

     4.13 As at 19 June 2000 (being the latest practicable date prior to the publication of this document), the number of share options outstanding which were not issued for cash consideration under the AMVESCAP Share Option Schemes (including all options granted to Directors) were as follows:

                                                  Exercise
                                   Number of     price per
                                    AMVESCAP     share (in
                                    Ordinary  pence except
                                Shares under         where      Date of
                                      option    indicated)        Grant     Expiry Date
     Scheme
     AMVESCAP No. 3 Executive
       Share Option Scheme          310,000       167.00 p     05-Oct-93     04-Oct-00
                                    590,000       162.00 p     11-May-94     10-May-01
                                    850,000       153.00 p     04-Oct-94     03-Oct-01
                                    911,079       160.00 p     11-Jan-95     10-Jan-02
                                    100,000       208.00 p     06-Sep-95     05-Sep-02
                                     75,000       212.00 p     12-Oct-95     11-Oct-02
                                    200,000       242.00 p     20-Dec-95     19-Dec-02
                                    400,000       242.00 p     10-Apr-96     09-Apr-03
                                     10,000       241.00 p     02-May-96     01-May-03
                                 11,982,400       244.00 p     12-Nov-96     11-Nov-03
                                    100,000       263.00 p     29-Nov-96     28-Nov-03
                                    300,000       256.50 p     20-Dec-96     19-Dec-03
                                    488,000       326.50 p     03-Apr-97     02-Apr-04
                                    531,000       360.50 p     18-Aug-97     17-Aug-04
                                    100,000       390.00 p     24-Sep-97     23-Sep-04
                                  9,424,500       422.50 p     25-Nov-97     24-Nov-04
                                    452,400       596.25 p     13-Mar-98     12-Mar-05
                                     38,700       654.00 p     30-Apr-98     29-Apr-08
                                  3,502,800       592.50 p     24-Jun-98     23-Jun-08
                                  1,277,335       593.00 p     07-Aug-98     06-Aug-08
                                     30,215       396.00 p     29-Oct-98     28-Oct-08
                                 13,182,000       416.00 p     30-Oct-98     29-Oct-08
                                    146,215       410.00 p     20-Nov-98     19-Nov-08
                                    441,970       452.00 p     02-Dec-98     01-Dec-08
                                  1,250,000       432.00 p     08-Dec-98     07-Dec-08
                                  2,011,050       429.00 p     18-Dec-98     17-Dec-08
                                    133,743       542.25 p     10-Feb-99     09-Feb-09
                                    389,500       602.00 p     10-Mar-99     09-Mar-09
                                     80,400       610.00 p     19-Mar-99     18-Mar-09
                                     22,370       562.50 p     23-Jun-99     22-Jun-09
                                  4,064,400       512.50 p     06-Aug-99     05-Aug-09
                                     48,700       512.50 p     19-Aug-99     18-Aug-09
                                    122,100       505.50 p     20-Aug-99     19-Aug-09
                                     23,500       533.50 p     25-Aug-99     24-Aug-09
                                     25,000       543.50 p     26-Aug-99     25-Aug-09
                                     76,800       481.50 p     20-Sep-99     19-Sep-09
                                    126,800       480.00 p     30-Sep-99     29-Sep-09
                                    291,200       642.00 p     03-Dec-99     02-Dec-09
                                 11,858,300       660.00 p     09-Dec-99     08-Dec-09
                                     97,400       672.00 p     04-Feb-00     03-Feb-10
                                     14,583       860.50 p     31-Mar-00     30-Mar-10
                                     41,400       928.50 p     02-May-00     01-May-10
                                    142,900       853.00 p     22-May-00     21-May-10
                                     32,000       835.00 p     30-May-00     29-May-10

                                                     Exercise
                                    Number of       price per
                                     AMVESCAP       share (in
                                     Ordinary    pence except
                                 Shares under           where       Date of
                                       option      indicated)         Grant    Expiry Date
Scheme
AMVESCAP No. 2 Executive
   Share Option Scheme                199,500        90.00 p      30-May-91      29-May-01
                                      267,000       162.00 p      11-May-94      10-May-04
                                      100,000       153.00 p      04-Oct-94      03-Oct-04
                                       38,989       160.00 p      11-Jan-95      10-Jan-05
                                      150,000       181.00 p      03-May-95      02-May-05
                                       50,000       208.00 p      06-Sep-95      05-Sep-05
AIM Management Group Inc.
   1991 Stock Option Plan
                                          389        25.00 p      21-Dec-91      20-Dec-01
                                      890,325        25.00 p      30-Sep-92      29-Sep-02
                                    1,473,370        25.00 p      31-Dec-93      30-Dec-03
                                    1,745,860        25.00 p      31-Dec-93      30-Dec-03
                                      838,181     US$ 0.4688      23-Dec-94      22-Dec-04
                                      542,958     US$ 0.4698      23-Dec-94      22-Dec-04
                                       96,461     US$ 0.0859      15-Dec-95      14-Dec-05
AIM Management Group Inc.
   Amended and Restated 1993
   Stock Option Plan for
   Employees
                                    1,113,540     US$ 0.8580      07-Dec-95      06-Dec-05
                                       10,649     US$ 1.2115      22-Apr-96      21-Apr-06
AMVESCAP International
   Sharesave Plan
                                    1,524,297          390 p      04-Dec-98      03-Mar-01
                                       59,096          430 p      15-Sep-99      30-Jun-02
                                       26,528          502 p      15-Sep-99      30-Apr-05
                                      477,818          612 p      27-Mar-00      26-Jun-02
AMVESCAP 1997 Sharesave
   Scheme (UK)
                                      289,921          334 p      26-Nov-97      30-Jun-01
                                      206,554          510 p      23-Mar-99      31-Dec-02
                                      129,584          612 p      27-Mar-00      30-Nov-03
AMVESCAP Irish Sharesave
   Scheme
                                       36,337          612 p      27-Mar-00      30-Nov-03

4.14 As at 19 June 2000, there were 4,012 participants in the AMVESCAP Share Option Schemes comprising 3,037 in the Sharesave Schemes (referred to in paragraphs 6.2 to 6.4 of this Part VI), 946 in the AMVESCAP No. 2 and No. 3 Executive Share Option Schemes (referred to in paragraphs 6.5 and 6.6 of this Part VI) and 29 in the AIM Share Option Schemes (referred to in paragraph 6.12 of this Part VI) and excluding those schemes referred to in paragraphs 6.7 to 6.11 and 6.13 of this Part VI.

     Further details of the AMVESCAP Share Option Schemes are set out in paragraph 6 of this Part VI. Details of Directors' interests in shares of the Company are included in paragraph 7 of this Part VI.

5.   MEMORANDUM AND ARTICLES OF ASSOCIATION

5.1 The memorandum of association of the Company provides that the Company's principal objects are, amongst other things, to carry on the business of an investment holding company and to subscribe for, purchase or otherwise acquire and hold shares, debentures or other securities of any other company or body corporate and to acquire and undertake the whole or any part of the business, property and liabilities of any company or body corporate carrying on any business and to sell or deal in or otherwise dispose of any shares, debentures or other securities or property including any business or undertaking of any other company or any other assets or liabilities. The objects of the Company are set out in full in clause 4 of the Company's memorandum of association which is available for inspection at the Company's registered office at 11 Devonshire Square, London EC2M 4YR.

5.2 The articles of association of the Company contain, amongst other things, provisions to the following effect:

     (a)  Voting rights attaching to the AMVESCAP Ordinary Shares

          Subject to any special rights as to voting attaching to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every four AMVESCAP Ordinary Shares of which he is holder. On a poll every member who is present in person or by proxy shall in respect of AMVESCAP Ordinary Shares held by him otherwise than fully paid up have one vote for every {pound sterling}1 in the aggregate paid up in respect of the nominal amount of AMVESCAP Ordinary Shares held by him.

          No member shall be entitled in respect of any share held by him to be present or to vote at any general meeting or class meeting either personally or by proxy, or to exercise any privilege as a member or be counted in a quorum, unless all calls or other sums presently payable by him in respect of such share have been paid.

          If there is a failure by any registered member or any person named as being interested or appearing to be interested in any shares registered in the name of any member to comply with a request made by the Company under section 212 of the Act as to beneficial ownership within 14 days (or 28 days where the shares to which the default occurred represent less than one quarter of one per cent. of the class of shares concerned), the Directors in their absolute discretion may serve on the registered member a direction notice which may suspend the member's right to attend, vote at (whether in person or by proxy), count in the quorum for or exercise any other right conferred by membership in relation to meetings of the Company in respect of the shares in relation to which the default occurred until not more than 7 days after the earlier of receipt by the Company of the information required under section 212 and notice of an approved transfer.

          Subject to statutory provisions, a resolution in writing signed by or on behalf of all of the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held, and may consist of two or more documents in like form each signed by one or more of the members.

     (b)  Dividends and entitlement in the event of liquidation to any surplus

          The Company may from time to time declare dividends in general meeting, provided however that no dividends shall be declared in excess of the amount recommended by the Board. The Board may from time to time pay to members such interim dividends as appear to the Board to be justified by the profits of the Company.

          All dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares in respect of which the dividend is paid during any portion or portions of the period in respect of which the dividend is paid, subject always to the terms of the issue of any shares and the rights of any persons entitled to shares with a priority, preference or special right as to dividend. The Board may deduct from any dividend payable to any member sums payable by him to the Company on account of calls or otherwise.

          No dividend or other moneys payable on or in respect of any share shall bear interest against the Company. All dividends unclaimed for one year after being declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. All dividends unclaimed for a period of 12 years after having been declared shall be forfeited and shall revert to the Company.

          Every dividend shall be paid to those members of the Company who are on the register of members at the date fixed by the Board for the purpose of determining the persons entitled to such dividend.

          Any general meeting declaring a dividend may, upon the recommendation of the Board, direct payment of the dividend wholly or in part by the distribution of specific assets.

          The Board may before recommending any dividends set aside out of the profits of the Company such sums as it thinks proper as a reserve or reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied.

          On a winding up of the Company, the liquidator may, with the sanction of an extraordinary resolution of the contributories, divide (in specie or in kind) the whole or any part of the assets of the Company among them, setting such value as he deems fair on any property to be divided. The liquidator may determine how division is to be carried out as between the contributories or different classes of contributories and may, with the sanction of an extraordinary resolution of the contributories, vest the whole or any part of such assets in trust for the benefit of the contributories as he thinks fit.

     (c)  Share transfers

          All transfers of shares shall be effected by transfer in writing (signed by or on behalf of the transferor and, in the case of a partly-paid share, the transferee) in any usual or common form or in any form approved by the Board. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of that share. The Board may, in its absolute discretion, and without assigning any reason, decline to register any transfer of shares which are not fully paid. The Board may also decline to recognise any instrument of transfer unless:

          (i) the instrument of transfer is lodged with the Company accompanied by a certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

          (ii) the instrument of transfer is in respect of only one class of share.

          The transfer books and the register of members and any register of holders of debentures of the Company may be closed from time to time provided that they are not closed for more than 30 days in aggregate in any year.

          The Articles contain no other restrictions on the transfer of fully paid AMVESCAP Ordinary Shares save as described in paragraph (h) below.

     (d)  Variation of rights

          The special rights and privileges attaching to any class of shares in issue may, either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of such shares, from time to time be altered or abrogated.

          The special rights conferred on the holders of any shares or class of shares shall not (unless expressly provided by the terms and conditions from time to time attached to such shares) be deemed to be altered by the creation of or issue of further shares ranking in priority to or pari passu with such shares.



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

     (e)  Changes in capital

          The Company may from time to time by ordinary resolution:

          (i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

          (ii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the memorandum of association; and

          (iii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

          The Company may also by special resolution reduce its share capital and any capital redemption reserve or any share premium account in any manner and with any subject to any incident authorised and consent required by law.

          When members of the Company are entitled to any issued shares of the Company in fractions, the Board may deal with each of such fractions as they shall determine and in particular may sell the shares to which members are entitled in fractions for the best price reasonably obtainable and pay and distribute to and amongst the members entitled to such shares in due proportion the net proceeds of the sale.

     (f)  Directors

          The Board (unless otherwise determined by the Company in general meeting) shall not be less than two in number.

          Each Director shall have the power to appoint (either another Director or any person approved by the Board) an alternate Director. Every person acting as an alternate Director shall be an officer of the Company and shall be responsible to the Company for his own acts and defaults. He shall not be deemed to be the agent of or for the Director appointing him.

          The Directors shall be paid fees for their services as directors out of the funds of the Company. Directors' fees shall not exceed in aggregate {pound sterling}500,000 per annum (or such larger sum as the Company may by ordinary resolution determine) and shall be divided among them as the Board may determine or, failing determination, equally, except that any Director holding office for less than a year shall rank in such division in proportion to the period during which he has held office. The Directors shall also be entitled to be paid all reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or otherwise incurred while engaged on the business of the Company.

          The Board may grant additional remuneration to any Director who holds an executive office or performs any additional duties. This may be paid by way of salary, percentage of profits or otherwise as the Board may determine.

          A Director need not be a member of the Company but, nevertheless, shall be entitled to attend and speak (but not to vote) at meetings of shareholders of the Company.

          The office of Director shall be vacated in any of the following events: (aa) if he resigns his office in writing; (bb) if a court order appoints a guardian or receiver or other person to exercise powers with respect to his property or affairs in the case of mental illness; (cc) if he is absent, without leave, from Board meetings for six consecutive months and the Board resolves that his office be vacated; (dd) if he becomes prohibited by law from being a Director of the Company; or (ee) if he ceases to be a Director by virtue of section 293 of the Act.

          At every annual general meeting one third of the Directors shall retire from office. Directors retiring by rotation shall be eligible for re-election.

          The Board shall have the power (subject to applicable statutory provisions) to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed the maximum fixed in



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          accordance with the Articles of Association. Any Director so appointed shall hold office only until the dissolution of the next following annual general meeting (unless he is re-elected during that meeting). Any Director who retires under this provision is not to be taken into account in determining the Director(s) who is/are to retire by rotation at such meetings.

     (g)  Untraced Shareholders

          AMVESCAP is entitled to sell the AMVESCAP Ordinary Shares of a holder or the AMVESCAP Ordinary Shares to which a person is entitled by virtue of transmission on death or bankruptcy provided that:

          (i) during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends in respect of the AMVESCAP Ordinary Shares have become payable and remain unclaimed;

          (ii) after this 12 year period, AMVESCAP inserts advertisements in both a leading London daily newspaper and a newspaper circulating in the area which includes the address held by AMVESCAP for such a holder or person;

          (iii) during the three months following the publication of the above mentioned advertisement, AMVESCAP has received no communication from such holder or person; and

          (iv) AMVESCAP gives notice to the LSE of its intention to make such sale.

          AMVESCAP may appoint any person to execute a transfer of such AMVESCAP Ordinary Shares for the purposes of such a sale and the net proceeds of sale will belong to AMVESCAP, which will be obliged to account to the former holder or other person previously entitled to the AMVESCAP Ordinary Shares by law for an amount equal to the proceeds of sale of the shares and will enter the name of such former holder or person in the books of AMVESCAP as a creditor for such amount.

     (h)  Restrictions on holders of AMVESCAP Ordinary Shares

          If any member, or any other persons appearing to be interested in AMVESCAP Ordinary Shares held by such member, has been duly served with a notice under section 212 of the Act and is in default for the prescribed period in supplying to AMVESCAP the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve on such member a direction notice directing that in respect of the AMVESCAP Ordinary Shares in relation to which the default occurred (the "default shares") the holder shall not be entitled to vote either personally or by proxy at or attend at a general meeting of AMVESCAP or a meeting of the holders of any class of AMVESCAP Shares. Where the default shares represent at least 0.25 per cent. of the issued shares of that class, then the direction notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the default shares shall be retained by AMVESCAP without any liability to pay interest thereon when such money is finally paid to the member and/or no transfer of any of the AMVESCAP Ordinary Shares held by such holder shall be registered unless either of the following applies:

          (i) the holder is not himself in default as regards supplying the information required and the transfer is of part of the holder's holding; and

          (ii) when presented for registration is accompanied by a certificate by the holder in a form satisfactory to the Directors to the effect that no person in default as regards supplying such information is interested in any of the shares the subject of its transfer.




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

6.   THE COMPANY'S SHARE OPTION PLANS

6.1  The AMVESCAP 2000 Share Option Plan

     This plan has not been approved by the Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988 (the "Taxes Act"). Options to acquire AMVESCAP Ordinary Shares may be granted at the discretion of the remuneration committee of the Company (the "Remuneration Committee") to any full time employee or director of the Group. As at the date of this document, no options have been granted under this plan.

     On any date, no option may be granted under the plan if, as a result, the total number of AMVESCAP Ordinary Shares issued or issuable pursuant to options granted under the plan would exceed ten and one half per cent of the issued ordinary share capital of the Company on that date of grant.

     The exercise price of an option is fixed by the Remuneration Committee but cannot be less than the higher of the nominal value of an AMVESCAP Ordinary Share, and the closing middle market quotation for dealings in the AMVESCAP Ordinary Shares on the LSE on the business day prior to the date of grant.

     The exercise price and the number of AMVESCAP Ordinary Shares which are subject to an option may be adjusted by the directors to take account of any variation of the Company's share capital.

     The Remuneration Committee may, in its discretion, set conditions to be fulfilled before options may be granted in any particular year, and may vary such conditions from time to time. It may also grant an option on terms that its exercise is subject to such objective condition or conditions as it in its discretion sees fit. Conditions attached to the exercise of an option may be varied if an event occurs which causes the Remuneration Committee to consider that the varied conditions represent a fairer measure than the original conditions.

     In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant and where an employee leaves as a "good leaver", as defined in the rules. Rights of exercise will also arise on a change in control or reconstruction of the Company (subject to the possibility of "roll-over" rights), and in the event of a voluntary winding-up.

     The plan is administered by the Board. The Board may amend the plan by resolution provided that no amendment adversely affecting participants may be made without the consent of the participants concerned.

     The approval of the Company in general meeting will be required for certain amendments to the advantage of participants.

6.2  AMVESCAP 1997 Sharesave Scheme ("SAYE Scheme")

     The UK SAYE Scheme has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988.

     All UK employees of the Company or any participating member of the Group who have the requisite minimum period of continuous employment are eligible to participate. The Directors have a discretion to include other employees.

     The Board may invite eligible employees to apply for three or five year options, or offer eligible employees a choice. It is a condition of receiving an option that a participant enters into a savings contract with a savings carrier.

     The price payable on the exercise of an option will be determined by the Directors but shall not be less than the higher of (i) not less than 80 per cent. of the middle market quotation of an AMVESCAP Ordinary Share for the dealing day immediately prior to the date on which invitations to apply for options are despatched and (ii) the nominal value of an AMVESCAP Ordinary Share.

     The exercise price and the number of AMVESCAP Ordinary Shares under any option may be adjusted by the Directors with the agreement of the Inland Revenue to take account of any rights issue, capitalisation issue, split, consolidation or reduction or other variation of the Company's ordinary share capital.



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

     No employee may be granted an option if his monthly contributions under the related savings arrangement, when added to the sum of his monthly contributions under any other subsisting sharesave scheme, would exceed {pound sterling}250 or such greater amount as determined by the Board.

     No option shall be granted if the result of that grant would be that the aggregate number of shares that could be issued on exercise of that option and any other options granted at the same time, when added to the number of shares that could be or have been issued on the exercise of any other subsisting share options granted during the preceding ten years under the SAYE Scheme or any other share option plan established by the Company or have been issued during the preceding ten years under any profit sharing or other employee share incentive plan (not being a share option plan) established by the Company, would exceed ten per cent. of the ordinary share capital of the Company for the time being in issue.

     Similarly, no option shall be granted if the result would be that the aggregate number of shares that could be issued on the exercise of that option and any other options granted at the same time, when added to the number of shares that can be or have been issued on the exercise of any other subsisting share options granted during the preceding five years under the SAYE Scheme or any other share option plan established by the Company or have been issued during the preceding five years under any profit sharing or other employee share incentive plan (not being a share option plan) established by the Company, would exceed five per cent. of the ordinary share capital of the Company for the time being in issue.

     In normal circumstances, options may be exercised within 6 months of the relevant bonus date. Options will be exercisable up to six months after an eligible employee leaves as a "good leaver", as defined in the rules.

     The exercise of an option shall be limited to the number of shares that may be acquired at the exercise price with the proceeds of a participant's savings account.

     Options are not transferable. On a change in control or reconstruction of the Company, options may, with the consent of the Company acquiring control of the Company, be released in consideration for the grant of equivalent rights of the shares of the acquiring company or a company associated with it.

     The SAYE Scheme is administered by the Board. The Board may amend the SAYE Scheme by resolution provided that no amendment adversely affects optionholders or eligible employees. Certain amendments to the advantage of participants require the prior sanction of an ordinary resolution of the Company in general meeting.

6.3  The AMVESCAP International Sharesave Plan

     The rules are similar to those of the SAYE Scheme except that the arrangement has not been approved by the Inland Revenue under the Taxes Act and the savings are generally made over a period of 27 months (60 months in France), and employees need not be resident in the UK. Under the rules, the maximum discount available is 20 per cent. although for preferential tax treatment, this is limited to 15 per cent. in the US, Canada, Guernsey, Spain and Hong Kong and 5 per cent. in France.

6.4  AMVESCAP Irish Sharesave Scheme

     The rules of this scheme are similar to the SAYE Scheme except that the arrangement has not been approved by the Inland Revenue under the Taxes Act. Instead this scheme has been approved by the Irish tax authority under the Irish Taxes Act. Also, to be eligible, employees are required to be resident in Ireland for tax purposes.

6.5  The AMVESCAP No. 2 Executive Share Option Scheme (the "No. 2 Scheme")

     The No. 2 Scheme was established by the Company on 23 June 1987 and was approved by the Inland Revenue on 25 June 1987 in accordance with the provisions of Schedule 10 to the Income and Corporation Taxes Act 1970. The No. 2 Scheme is administered by Rothschild Trust Management Cayman Limited as trustee of the AMVESCAP (No. 2) Employees Share Option Trust pursuant to a trust deed dated 29 April 1988 between the Company and Rothschild Trust Management Cayman Limited. The Company provides funds to the trustee by way of loan which are used by the trustee in the subscription or purchase of fully paid AMVESCAP Ordinary Shares in the Company and in meeting the trustee's expenses.

     All full time Directors and qualifying employees of the Company and its participating subsidiaries are eligible to be nominated for participation in the No. 2 Scheme at the discretion of the Board. A full time director is a director who must devote not less than 25 hours a week to the performance of his duties and a qualifying employee is an employee who is required under the terms of his employment to work for at least 20 hours per week.

     An option may only be exercised by the person to whom it is granted, or his personal representative(s), and is not transferable.

     Options will entitle the holder to acquire AMVESCAP Ordinary Shares at a price determined by the No. 2 Scheme Trustee, being not less than the greater of (i) the middle market quotation of an AMVESCAP Ordinary Share on the last dealing day prior to the date of grant and (ii) the nominal value of an AMVESCAP Ordinary Share.

     Each individual's participation is limited so that the aggregate market value (at the date of grant) of all AMVESCAP Ordinary Shares in respect of which options have been granted to him in the previous ten years under the No. 2 Scheme or any other employees' share option scheme (other than a savings-related share option scheme) established by the Company or any associated company (but excluding AMVESCAP Ordinary Shares in respect of which options have been exercised) may not exceed four times his earnings, and subsisting options under the No. 2 Scheme and any other approved discretionary scheme must not exceed {pound sterling}30,000.

     Applications for the grant of options may only be invited within 42 days of the announcement by the Company of its annual or half-yearly results or at any other time when circumstances are considered by the Board to be exceptional.

     Options may normally only be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse.

     An optionholder may exercise an option within a limited period if he leaves as a "good leaver" under the rules, ceases to be employed as a result of injury, ill-health, disability, retirement or, if the trustee so decides, some other reason. The personal representative(s) of a deceased optionholder may exercise an option for a period of 12 months following his death. Options will lapse if an optionholder leaves the service of the Company and its participating subsidiaries, other than in these circumstances.

     Options are also exercisable early and within a limited period in the event of a takeover, reconstruction or winding-up of the Company. Alternatively, following a takeover, options may, with the agreement of the acquiring company, be rolled over into options over the acquiring company's shares.

     On a variation of the Company's share capital the exercise price and/or the number of AMVESCAP Ordinary Shares comprised in an option may be adjusted by the trustee with the approval of the Inland Revenue.

6.6  The AMVESCAP No. 3 Executive Share Option Scheme (the "No. 3 Scheme")

     The No. 3 Scheme was established by the Company on 23 June 1987 and was not approved by the Inland Revenue in accordance with the provisions of the Income and Corporation Taxes Act 1970. The No. 3 Scheme is administered by Rothschild Trust Management Cayman Limited as trustee of the AMVESCAP Employees Share Option Trust pursuant to a trust deed dated 23 June 1987 between AMVESCAP and Rothschild Trust Management Cayman Limited. The Company provides funds to the trustee by way of loan which are used by the trustee in the subscription or purchase of fully paid AMVESCAP Ordinary Shares in the Company and in meeting the trustee's expenses.

     The No. 3 Scheme is identical to the No. 2 Scheme save as set out below.

     Each individual's participation is limited so that the aggregate market value (at the date of grant) of all AMVESCAP Ordinary Shares in respect of which options have been granted to him during the past ten years under the No. 3 Scheme or any other employees' share option scheme (other than a savings-related share option scheme) established by the Company or any associated company (but excluding AMVESCAP Ordinary Shares in respect of which options have been exercised) may not exceed eight



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

     times the higher of his total annual remuneration (excluding benefits in kind) at the date of exercise and his total annual remuneration (excluding benefits in kind) for the preceding twelve months.

     For options granted prior to 6 April 1998, these may normally only be exercised between the third and seventh anniversaries of the date of grant. Options granted on or after 6 April 1998 may normally only be exercised between the third and tenth anniversaries of the date of grant at the end of which periods they will lapse.

     Following a takeover there is no express provision for options to be rolled over into options over the acquiring company's shares. The No. 3 Scheme may be amended by the Directors with the consent of the trustee.

6.7  The AMVESCAP Share Participation Scheme (the "Share Participation Scheme")

     The Share Participation Scheme was established by the Company on 22nd May 1987 and was approved by the Inland Revenue on 24th June 1987 in accordance with the provisions of the Income and Corporation Taxes Act 1970. INVESCO Trustee Corporation Limited is the current trustee.

     All UK employees of the Company (or any participating subsidiary) with the minimum qualifying period of service are entitled to receive current allocations of AMVESCAP Ordinary Shares under the Share Participation Scheme. The qualifying period of service is at least six months service up to the end of the accounting period ending immediately prior to the date of the relevant allocation. An allocation of AMVESCAP Ordinary Shares to employees was last made in March 2000.

     The maximum value of AMVESCAP Ordinary Shares allocated to any participant under the Share Participation Scheme in any tax year may not exceed the maximum from time to time permitted by the Taxes Act. The current limit is the greater of {pound sterling}3,000 and ten per cent. of salary (subject to a current maximum of {pound sterling}8,000).

     The Taxes Act requires that AMVESCAP Ordinary Shares allocated to any participant in the Share Participation Scheme must be held by the trustee for a minimum period of two years after allocation, during which time they may not be dealt with in any way except in certain circumstances such as takeover, death or leaving employment because of injury, disability or redundancy. For the following year the trustee must retain the shares unless a participant instructs otherwise. At the end of the period, the AMVESCAP Ordinary Shares will be transferred to the participant by the trustee.

     For as long as participant's shares remain held by the trustee, the participant will be the beneficial owner and will be entitled to receive dividends and, through the trustee, to vote, to participate in rights and capitalisation issues and to elect to receive scrip dividends in substantially the same way as other shareholders.

     The Directors of the Company may alter the provisions of the Share Participation Scheme with the prior approval of the Inland Revenue, but the basic structure (and in particular the limitations on the number of shares that may be issued thereunder as indicated above) cannot be altered without the prior sanction of the Company in general meeting.

6.8  The AMVESCAP Global Stock Plan (formerly the AMVESCAP Global Partners'
     Plan)

     This plan was established by the Company with effect from 17 December 1993. The purpose of the plan is to make contingent awards of AMVESCAP Ordinary Shares (including American depository shares representing such AMVESCAP Ordinary Shares ("ADSs")), which will be held in a trust for selected senior managers during their employment with the Group subject to certain conditions. The plan is administered by a management committee appointed by the Directors comprising solely disinterested Directors (the "Management Committee"). The plan is constituted by a trust deed dated 22 December 1993 (as amended) (the "Plan Trust") and a set of rules the trustee of which is the Bank of Bermuda (New York) Limited (the "Plan Trustee").

     AMVESCAP may from time to time provide cash, marketable securities or other property to the Plan Trustee by way of contribution which are to be held by the Plan Trustee for the purposes of this plan as well as the AMVESCAP Global Stock Plan II and the Wholesale Representative Deferral Plan (which are described in paragraph 6.9 and 6.10 of this Part VI respectively) on trust for the employees and former employees of AMVESCAP and any of its subsidiaries (and their beneficiaries) who are selected to participate in the relevant plan.



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

     Employees who are eligible to participate in this plan are those employees of AMVESCAP or of its subsidiaries who have been designated as "global partners" and who have executed a global partner employment agreement.

     In the fourth quarter of each year, the Remuneration Committee determines the pool of assets to be allocated for participant awards in the plan in that year. An award is a promise to give AMVESCAP Ordinary Shares (including ADSs) or the cash value of such AMVESCAP Ordinary Shares at a future time, subject to the vesting conditions set out below. It is intended that AMVESCAP and relevant employing subsidiaries will transfer to the Plan Trust funds equivalent to the sum of all awards. An award will vest on 31 December of the third year following the year to which the award relates. Unvested awards will vest earlier in certain circumstances such as the participant's retirement in accordance with the rules of the plan, his death or a termination of his employment by reason of disability or, at the Management Committee's discretion, for any other reason. Unvested awards will be forfeited if a participant leaves employment.

     On a participant's cessation of employment, any AMVESCAP Ordinary Shares or cash comprised in a participant's vested awards will be distributed to him by the Plan Trustee approximately one year after such cessation. Participants have the choice of accepting a lump sum or series of up to five annual payments. The Management Committee has discretion to permit an earlier distribution in respect of all or some of a participant's vested awards.

     The terms of the plan may be amended by the Remuneration Committee in any way provided that amendments which adversely affect the rights of a participant may be made only with the prior consent of the participant unless such amendment is necessary to avoid the plan or the Plan Trust being subject in the United States to the Employee Retirement Income Security Act of 1974 and to avoid taxation of any assets held in the Plan Trust.

     In the event of a change of control of the Company or any employing company all unvested awards will vest immediately where the participant is dismissed in certain circumstances including where his remuneration or responsibilities are reduced.

     In the event of a consolidation or merger of the Company with, or into, any other corporation or the sale by the Company of substantially all its assets, the resulting successor may continue the plan provided a resolution to adopt the plan is passed within 90 days of the consolidation, merger or sale.

     Dividends received by the Plan Trustee (or their cash equivalent where the Plan Trustee has waived any dividends) in respect of AMVESCAP Ordinary Shares comprised in an award shall be re-invested in AMVESCAP Ordinary Shares and the additional shares shall be added to the participant's award. The Management Committee shall direct the Plan Trustee how to vote in respect of AMVESCAP Ordinary Shares held by it in respect of unvested awards, but in the case of vested awards may require the Plan Trustee to seek directions from the relevant participants.

6.9  The AMVESCAP Global Stock Plan II

     The plan is identical to the AMVESCAP Global Stock Plan save as set out below. The purpose of the scheme is to make contingent awards of AMVESCAP Ordinary Shares (including ADSs), which will be held in a trust, for selected senior managers during their employment with the Group subject to certain conditions. The plan is intended to be an unfunded plan for the purposes of providing deferred compensation. The trust can hold shares, cash and other property contributed to it by the Company to assist with practical funding needs.

     In the fourth quarter of each year, the chairman and senior management determine the percentage of participants' annual bonus to be deferred.

     Employees who are eligible to participate in the plan are those employees of the Company or of its subsidiaries who have been designated as "global partners" and who have executed a global partner employment agreement, but not necessarily restricted to that group.

6.10 The Wholesale Representative Deferral Plan

     The plan is identical to the AMVESCAP Global Stock Plan II save as set out below. The plan is administered by the directors of AIM Management Inc.. Employees who are eligible to participate in the plan are the key wholesale representatives with AIM Management Inc..



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

     The awards under the plan are allocated so that each month bonus amounts for participants are deferred (not as in the Global Stock Plan II where the Remuneration Committee determined the percentage of annual bonus to be deferred in the fourth quarter of each year).

6.11 The INVESCO ESOP

     INVESCO Inc, a subsidiary of AMVESCAP, established a profit sharing plan with effect from 1 January 1980 which was amended to continue in the form of an employee stock ownership plan with effect from 1 January 1989, known as the INVESCO ESOP (the "ESOP"). The trustee of the ESOP is AMVESCAP Trust Company and the ESOP is administered by an employee benefit committee appointed by the Board of INVESCO, Inc. (the "Committee").

     The ESOP is in the form of a leverage stock bonus plan and money purchase pension plan qualified under section 401(a) and 501(a) of the US Internal Revenue Code of 1986. The ESOP is designed to invest primarily in "employer securities" as defined in the U.S. Internal Revenue Code of 1986 which includes AMVESCAP Ordinary Shares and ADRs of AMVESCAP.

     INVESCO, Inc. and other participating companies in the United States make stock bonus contributions comprising cash and/or employer securities in respect of their employees who participate in the ESOP. Accounts are established in respect of each participant's allocation of stock bonus contributions which are held on trust by the trustee in accordance with the terms of the ESOP.

     A participant's account is 100 per cent. vested at all times. Upon cessation of employment with INVESCO, Inc., at normal retirement age, or by reason of disability or death, the Committee directs the trustee to pay a participant the balance of his account. Distribution of a participant's account is made in shares (or ADRs) or cash at the election of the participant. If on distribution any employer securities are not readily tradable participants have a right to require INVESCO, Inc. to purchase such employer securities or participants may sell such employer securities subject to redemption rights in favour of INVESCO, Inc. or the ESOP.

6.12 The AIM Share Option Schemes

     These comprise the AIM Management Group Inc. 1991 Stock Option Plan, the AIM Management Group Inc. Amended and Restated 1993 Stock Option Plan for Employees and the AIM Management Group Inc. Amended and Restated 1993 Stock Option Plan for Outside Directors. All the options granted under these three schemes were granted before AIM was acquired by AMVESCAP pursuant to the AIM Merger and were all converted into options over AMVESCAP Ordinary Shares at the time of the AIM Merger. Therefore, there can be no further grants of options under any of these three schemes and all that remains is for them to be exercised by the relevant optionholders should they wish to do so. If the options under these schemes are not exercised by the relevant expiry date for such option, then they will lapse.

6.13 AMVESCAP Deferred Fees Share Plan 1999 ("Deferred Plan")

     The Deferred Plan is open to participation by Directors of AMVESCAP who are, or who would otherwise be, in receipt of fees for performing services in the capacity only of a Director.

     Any Director may at any time deliver a deferral notice to the Company by which he elects to defer a proportion of his fees for one or more periods in the future.

     The notice shall operate to vary the terms of appointment of the Director to the effect that the fees deferred shall either be credited to a deferred fees account or an amount equal to the fees deferred shall be paid to a trustee or custodian.

     Payment of the deferred fees will be made to a participant on the earlier of two years from the beginning of the period to which the deferral applies and the date on which the participant ceases to hold office as a Director of the Company.

     When deferring fees, the Director may elect for those fees to be notionally invested in either the Company's own shares, or one of a selection of funds managed by a company within the Group. Payment, when made, would reflect the performance of the notional investment. Payment may be made in cash or by the transfer of investments to an equal value.

     In no circumstances will the cost of paying any deferred fees to a single Director exceed the amount of those fees nor will the overall cost of paying deferred fees to all Directors who may have served deferral notices on the Company exceed the limit set out from time to time in the Articles of Association of the Company.

     The Deferred Plan is administered by the Board who may exercise the power of amendment by resolution. No amendment shall adversely affect subsisting rights of any participant.

7.   DIRECTORS' AND OTHER INTERESTS

7.1 The interests of the Directors (all of which are beneficial unless otherwise stated), in the share capital of the Company as at 19 June 2000 (being the latest practicable date prior to the publication of this document) which:

     (a) are required to be notified by each Director pursuant to section 324 or section 328 of the Act;

     (b) are required pursuant to section 325 of the Act to be entered into the register referred to therein; or

     (c) are interests of a connected person (as defined in section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under paragraph 7.1(a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director;

     are and will be, immediately following completion of the Merger and Admission (assuming that the Maximum Number of New AMVESCAP Ordinary Shares are issued on the Effective Date), as follows:




                                        AMVESCAP                      AMVESCAP       AMVESCAP
                                        No.2 and                        Global         Global
                                            No.3         UK and     Stock Plan     Stock Plan
                                       Executive  International        (Vested      (Unvested
                                         and AIM        Savings   Interests in   Interests in
                                           Share        Related       AMVESCAP       AMVESCAP                      Deferred
                                          Option          Share       Ordinary       Ordinary        INVESCO     Fees Share
Director                                 Schemes        Options        Shares)        Shares)           ESOP           Plan
--------                               ---------  -------------   ------------   ------------        -------     ----------
C.W. Brady                             1,474,027             --        298,875        335,864         86,511             --
C.T. Bauer                               100,000             --             --        153,545             --             --
Sir John Banham                               --             --             --             --             --             --
The Hon. Michael D. Benson               917,003          2,919            620        102,733             --             --
J.R. Canion                              386,038             --             --             --             --          2,014
M.J. Cemo                                400,000             --             --         90,982             --             --
G.T. Crum                                350,000          1,815             --        119,753             --             --
A.D. Frazier, Jr.                      1,000,000          1,815          5,950        111,785         10,993             --
R.H. Graham                              550,000             --             --        221,990             --             --
R.A. de Guardiola                             --             --             --             --             --          9,593
H.L. Harris, Jr.                       1,050,000             --         86,119         83,840         79,847             --
B. Longstreth                                 --             --             --             --             --          9,593
R.F. McCullough                          950,000          1,815         29,749         97,489         10,993             --
S.K. West                                211,972             --             --             --             --             --
A.M. White                                    --             --             --             --             --             --

                                                    (1)              (2)              (3)              (4)
                                              Number of
                                               AMVESCAP    Percentage of        Number of
                                               Ordinary     issued share         AMVESCAP    Percentage of
                                                 Shares          capital         Ordinary     issued share
                                            immediately      immediately           Shares          capital
                                           prior to the     prior to the    following the    following the
     Director                            Effective Date   Effective Date   Effective Date   Effective Date
     C.W. Brady                               4,848,507             0.72        4,848,507             0.62
     C.T. Bauer*                             44,386,820             6.56       44,386,820             5.68
     Sir John Banham                              2,000             0.00            2,000             0.00
     The Hon. Michael D. Benson                  68,148             0.01           68,148             0.01
     J.R. Canion                                 72,394             0.01           72,394             0.01
     M.J. Cemo*                               7,447,389             1.10        7,447,389             0.95
     G.T. Crum*                              33,353,864             4.93       33,353,864             4.27
     A.D. Frazier, Jr.                               --               --               --               --
     R.H. Graham*                            30,926,221             4.57       30,926,221             3.96
     R.A. de Guardiola                        2,564,886             0.38        2,564,886             0.33
     H.L. Harris, Jr.                           111,200             0.02          111,200             0.01
     B. Longstreth                               70,440             0.01           70,440             0.01
     R.F. McCullough                             12,000             0.00           12,000             0.00
     S.K. West                                   97,461             0.01           97,461             0.01
     A.M. White                                 120,000             0.02          120,000             0.02

     * Included within the figures disclosed above are the following non-beneficial interests: C. T. Bauer 1,240,546; M. J. Cemo 300,000;
          G. T. Crum 11,432,667; and R. H. Graham 30,611,273

     The Executive Directors of the Company are deemed to be discretionary beneficiaries of the AMVESCAP Global Stock Plan (referred to in paragraph
     6.9 above) and interested in the AMVESCAP Ordinary Shares held by the trustee of the plan.

     Mr. Charles Brady, Mr. Hubert Harris, Mr. A. D. Frazier and Mr. Robert McCullough are participants in the INVESCO ESOP (referred to in paragraph
     6.11 above) and are accordingly deemed to be interested in the AMVESCAP Ordinary Shares held by the trustee of the INVESCO ESOP.

     All Executive Directors are deemed to be discretionary beneficiaries of the AMVESCAP No.2 and No.3 Executive Share Option Schemes (referred to in paragraphs 6.5 and 6.6 above) and interested in the AMVESCAP Ordinary Shares held by the trustees of the schemes.

7.2 Save as set out in paragraph 7.1 above, following completion of the Merger, no Director will have any interest in the share capital of the Company or any of its subsidiaries.

7.3 The Directors are aware of the following persons (in addition to those disclosed at paragraph 7.1 above) who are, and will be following completion of the Merger and Admission (assuming that the Maximum Number of New AMVESCAP Ordinary Shares are issued on the Effective Date), interested in 3 per cent. or more of the issued share capital of the Company:

                                                                        (1)              (2)              (3)              (4)
                                                                  Number of
                                                                   AMVESCAP    Percentage of        Number of
                                                                   Ordinary     issued share         AMVESCAP    Percentage of
                                                                     Shares          capital         Ordinary     issued share
                                                                immediately      immediately           Shares          capital
                                                                   prior to         prior to        following        following
     Shareholder                                             Effective Date   Effective Date   Effective Date   Effective Date
     Rothschild Trust Cayman Limited (Trustees of the            26,175,029             3.87       26,175,029             3.35
          AMVESCAP Share Option Trust)

     Parties to the Voting Agreement entered into               158,122,009            23.36      158,122,009            20.22
          pursuant to the merger with AIM (notified
          pursuant to s.204 of the Act)

     FMR Corp and its direct and indirect subsidiaries           20,314,291             3.00       20,314,291             2.60
          and Fidelity International and its direct and
          indirect subsidiaries

     CGU plc                                                     29,945,059             4.42       29,945,059             3.83

7.4 Save as set out in paragraph 7.1 and 7.3 above, the Directors are not aware of any person who will, immediately following the Merger, be interested directly or indirectly in 3 per cent. or more of the issued share capital of the Company or could directly or indirectly, jointly or severally, exercise control over the Company.

7.5  (i)  Details of each Director's service contract are as follows:

                                                            Salary/fee   Notice
          Director                 Date & Other Parties     US$000       Period      Benefits
          Charles W Brady          22.06.1994               566          1 year      Discretionary bonus
                                   AMVESCAP Group                                    Relocation allowance
                                   Services Inc.                                     Pension Contribution

          Charles T Bauer          04.11.1996               450          1 year*     Medical Insurance
                                   AIM Management                                    Bonuses and any pension or
                                   Group Inc.                                        profit sharing plans
                                                                                     Minimum compensation
                                                                                     provision (salary and bonus
                                                                                     US$400,000)
                                                                                     Pension Contribution

          The Hon.                 31.07.1997               395          1 year      Discretionary Bonus
          Michael D Benson         INVESCO Europe                                    Medical Insurance
                                   Limited                                           Pension Contribution

          Michael J Cemo           4.11.1996                275          1 year*     Medical insurance
                                   AIM Management                                    Discretionary bonus
                                   Group Inc.                                        Pension Contribution

          Gary T Crum              04.11.1996               400          1 year*     Medical insurance
                                   AIM Management                                    Discretionary bonus
                                   Group Inc.                                        Pension Contribution

          A D Frazier, Jr.         01.11.1996               412          1 year      Discretionary bonus
                                   AMVESCAP Group                                    Relocation allowance
                                   Services Inc.                                     Pension Contribution

          Robert H Graham          04.11.1996               500          1 year*     Medical Insurance
                                   AIM Management                                    Discretionary bonus
                                   Group Inc.                                        Discretionary leave
                                                                                     Minimum compensation
                                                                                     provision (one year's salary:
                                                                                     US$450,000)
                                                                                     Pension Contribution

          Hubert L Harris, Jr      10.06.1997               441          1 year      Discretionary bonus
                                   AMVESCAP Group                                    Relocation allowance
                                   Services Inc.                                     Pension Contribution

          Robert F McCullough      15.05.1996               412          1 year      Discretionary bonus
                                   AMVESCAP Group                                    Relocation allowance
                                   Services Inc.

          * Contract can be terminated before the fourth anniversary by employing company or employee immediately without prior notice provided that, in the case of termination by the employee, termination is for a "good reason" (as defined in the contract).

          The non executive directors of the Company, namely Messrs. Banham, Canion, de Guardiola, Longstreth, West and White, have no formal service contract with the Company. They are appointed by a resolution of all the Directors, have no fixed term of appointment, but are subject to re-election by shareholders every 3 years. They are each entitled to an annual fee of US$100,000 which they may choose to defer in whole or in part each quarter into AMVESCAP Ordinary Shares under the AMVESCAP Deferred Fees Share Plan (referred to in paragraph 6.13 of this Part VI) by notifying the Company of the relevant amount they wish to defer.

          With effect from 1 January 2000, AMVESCAP adopted the AMVESCAP 2000 Management Incentive Compensation Plan ("Incentive Plan"). The purpose of this Incentive Plan is to advance the interest of shareholders by providing performance-based incentive compensation to key executive officers. The Incentive Plan affects those persons who are defined as "covered employees" under Section 162(m)(3) of the US Internal Revenue Code. This at present means the Company's Chief Executive Officer and its four most highly remunerated officers.

          Under the Incentive Plan, the Remuneration Committee is to establish objective annual performance goals for the Company. These goals will be based on any one or more of the following measures as selected by the Remuneration Committee in its discretion:

          (a)  net earnings;

          (b)  fully diluted earnings per share;

          (c)  return on average shareholder equity; and

          (d)  income before tax, goodwill amortisation and exceptional items.

          The Remuneration Committee will establish at the beginning of each financial year the Incentive Plan award to be made to each participant in the event that the relevant performance goals are achieved. No Incentive Plan award will exceed US$15 million for any year.

          The Remuneration Committee has the power at any time during or after a performance period, in its absolute discretion, to reduce or to eliminate the award made to any participant for any reason, including changes in the participant's role or duties with AMVESCAP or any subsidiary of AMVESCAP during a performance period, whether due to any termination of employment (including death, disability, retirement, voluntary termination or termination with or without cause) or otherwise.

          The Board or a duly authorised committee may at any time terminate and, from time to time, amend, modify or suspend the Incentive Plan and the terms and provisions of any unvested award.

          A participant only has rights under the Incentive Plan that are no greater than those of a general creditor of AMVESCAP. The committee is permitted to authorise the creation of trusts or similar arrangements to meet AMVESCAP's obligations under the Incentive Plan.

          Benefits under the Incentive Plan are not pensionable to the extent that they constitute regular salary (or other pensionable compensation under the Company's standard pension arrangements).

     (ii) The remuneration of the Directors for the year ended 31 December 1999, as extracted from the audited accounts of AMVESCAP for the year then ended, was as follows:

                                                                             Benefits       Pension
                                             Salary/fee       Bonus(1)        in kind      Rights(4)          Total
                                                 {pound        {pound          {pound        {pound          {pound
                                               sterling}     sterling}       sterling}     sterling}       sterling}
                                                    000           000             000           000             000
          EXECUTIVE DIRECTORS
          Charles W. Brady                          350          3,446              9             19          3,824
          Charles T. Bauer                          278            940              4             20          1,242
          The Hon. Michael D. Benson                245          1,065              1             26          1,337
          Michael J. Cemo(2)                        170          1,916              3             18          2,107
          Gary T. Crum                              248          1,065              4             24          1,341
          A.D. Frazier, Jr                          255          1,065              5             19          1,344
          Robert H. Graham                          309          1,804              4             28          2,145
          Hubert L. Harris, Jr                      273            752              6             19          1,050
          Robert F. McCullough                      255            814              2             19          1,090

          NON EXECUTIVE DIRECTORS
          Sir John Banham                            53             --             --             --             53
          Joseph R. Canion                           56             --             --             --             56
          Roberto A. de Guardiola(3)                 25             --             --             --             25
          Bevis Longstreth(3)                        25             --             --             --             25
          Stephen K. West                            56             --             --             --             56
          Alexander M. White                         56             --             --             --             56
                                             ----------     ----------     ----------     ----------     ----------

          TOTAL                                   2,654         12,867             38            192         15,751
                                             ==========     ==========     ==========     ==========     ==========

          (1) A portion of the sums included under Bonus (20% for 1999) was paid into the AMVESCAP Global Stock Plan and used to purchase AMVESCAP Ordinary Shares on the open market. See "AMVESCAP Global Stock Plan" in paragraph 6.8 above for more information.

          (2) Bonus amounts include commissions earned pursuant to approved commission schedules.

          (3) Messrs. de Guardiola and Longstreth deferred a portion of their 1999 compensation pursuant to the AMVESCAP Deferred Fees Share Plan.

          (4) The Directors and executive officers participate in a defined contribution pension scheme.

     (iii) The remuneration of those Directors on the Board of AMVESCAP for the years ended 31 December 1998 and 31 December 1997 as extracted from the annual report and accounts for AMVESCAP for the year ended 31 December 1998 was as follows:

                                                Salary               Bonus(+)              Benefits                Total
                                           ------     ------     ------     ------     ------     ------     ------     ------
                                             1998       1997       1998       1997       1998       1997       1998       1997
                                           {pound     {pound     {pound     {pound     {pound     {pound     {pound     {pound
                                         sterling}  sterling}  sterling}  sterling}  sterling}  sterling}  sterling}  sterling}
                                             '000       '000       '000       '000       '000       '000       '000       '000
          EXECUTIVE DIRECTORS
          Charles W. Brady                    335        338      2,412      2,134         14         13      2,761      2,485
          Charles T. Bauer                    271        279      1,206      1,372          1          1      1,478      1,652
          The Hon. Michael D. Benson          245        230        845        536          1          2      1,091        768
          Michael J. Cemo                     166        168      1,439      1,470          1          1      1,606      1,639
          Gary T. Crum                        241        193        844        915          1          1      1,086      1,109
          A. D. Frazier, Jr.                  242        244        724        732         11         12        977        988
          Robert H. Graham                    302        300      1,809      1,524          1          1      2,112      1,825
          Hubert L. Harris, Jr.               260        262        603        610         12         12        875        884
          Robert F. McCullough                242        183        724        732          8         10        974        925

          NON-EXECUTIVE DIRECTORS
          Joseph R. Canion                     36         30         --         --         --         --         36         30
          Roberto de Guardiola                 36         30         --         --         --         --         36         30
          Bevis Longstreth                     36         32         --         --         --         --         36         32
          Stephen K. West                      36         30         --         --         --         --         36         30
          Alexander M. White                   36         32         --         --         --         --         36         32
                                           ------     ------     ------     ------     ------     ------     ------     ------

                                            2,484      2,351     10,606     10,025         50         53     13,140     12,429
                                           ======     ======     ======     ======     ======     ======     ======     ======


          (+) A proportion approximately equal to 20% of the sums included under Bonus were paid into the AMVESCAP Global Stock Plan and used to purchase shares of the Company on the open market. The shares purchased are then held in trust under the rules of the AMVESCAP Global Stock Plan which normally provide for shares to vest beneficially after a period of three years.

     7.6 Save as set out in paragraph 7.5 above, there are no existing or proposed service contracts between the Directors and any member of the Group other than contracts expiring or determinable by the employing company without payment of compensation (other than statutory compensation) within one year.

     7.7 Save for Joseph Canion and Roberto de Guardiola referred to at paragraph 7.8 below, no Director has any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of AMVESCAP and which were effected by any member of the AMVESCAP Group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

     7.8 Mr. Joseph R. Canion is a director and chairman of Insource Technology Group Inc, which provides information technology services to AMVESCAP from time to time for a fee. In 1999, total fees for services provided to AMVESCAP amounted to approximately {pound sterling}919,000.

          Mr. Roberto A. de Guardiola was formerly managing director of Putnam, Lovell, de Guardiola & Thornton ("PLT") (formerly Putnam, Lovell & Thornton) which provides investment banking advice to AMVESCAP from time to time for a fee. In 1999, no investment banking advice was provided to AMVESCAP for which a fee would have been payable.

     7.9 There are no outstanding loans granted by any member of the Enlarged AMVESCAP Group to any Director nor has any guarantee been provided by any member of the Enlarged AMVESCAP Group for their benefit.

     7.10 In the financial year ended 31 December 1999, the total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever and including pension benefits) to the Directors by the members of the Group was approximately {pound sterling}15,751,000.

     7.11 The total emoluments receivable by the Directors will not be varied as a consequence of the Merger.

8.   UNITED KINGDOM TAXATION

The following statements are intended as a general guide only to certain aspects of current UK taxation legislation and what is understood to be Inland Revenue practice as at the date of this document. They are of a general nature only and apply only to AMVESCAP Shareholders who own their AMVESCAP Ordinary Shares beneficially as an investment. In particular, they do not address the position of certain classes of

AMVESCAP Shareholders such as dealers in securities. Any person who is in any doubt about his own taxation position or is subject to taxation in a jurisdiction other than the UK, should consult an appropriate independent professional adviser.

8.1  Dividends

     Under current UK taxation legislation, no tax will be withheld from dividend payments by AMVESCAP.

     An AMVESCAP Shareholder who is an individual resident in the UK for UK tax purposes will generally be entitled to a tax credit in respect of any dividend received from AMVESCAP and will be taxed on the aggregate of the dividend and the tax credit (the "Gross Dividend"). The Gross Dividend will be treated as the top slice of the individual shareholder's income. The value of the tax credit will be equal to 10 per cent. of the Gross Dividend.

     In the case of UK resident individual AMVESCAP Shareholders who are liable to income tax at the starting, lower or basic rate, the tax credit will match their income tax liability in respect of the dividend and there will be no further income tax to pay. UK resident individual AMVESCAP Shareholders who are liable to income tax at the higher rate will be subject to income tax at the rate of 32.5 per cent. of the Gross Dividend, to the extent that such sum, when treated as the top slice of their income, falls above the threshold for higher rate income tax. The tax credit will be set against part of this tax liability.

     An AMVESCAP Shareholder within the charge to UK corporation tax and resident for tax purposes in the UK will not normally be liable to UK corporation tax on receipt of a dividend paid by AMVESCAP.

     Most categories of UK resident AMVESCAP Shareholders will not be able to claim any repayment from the Inland Revenue in respect of the tax credit, although AMVESCAP Ordinary Shares held in personal equity plans and individual savings accounts will benefit from the payment of a 10 per cent. tax credit on dividends paid during the five years from 6 April 1999.

     The right of AMVESCAP Shareholders who are not resident in the UK for tax purposes to reclaim any part of the tax credit will depend on the existence and terms of any double taxation convention between the UK and the country in which they are resident. Generally no such reclaim will be possible. AMVESCAP Shareholders resident outside the UK for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received (including any liabilities they have under local law) and as to whether they are entitled to reclaim any part of the tax credit in respect of dividends on their AMVESCAP Ordinary Shares.

8.2  Chargeable Gains

     A disposal of AMVESCAP Ordinary Shares by an AMVESCAP Shareholder who is either resident or, in the case of an individual, ordinarily resident, for tax purposes in the UK, or who is not resident in the UK, but carries on a trade, profession or vocation in the UK through a branch or agency to which the AMVESCAP Ordinary Shares are attributable, may give rise to a chargeable gain or allowable loss for the purposes of UK tax on chargeable gains. Individuals who dispose of AMVESCAP Ordinary Shares while they are temporarily non-resident may, under special rules, be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.

8.3  Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

     A conveyance or transfer on sale of AMVESCAP Ordinary Shares other than to a depository or clearing system or their nominees or agents will be liable to ad valorem stamp duty, generally at the rate of 0.5 per cent of the consideration for the transfer (rounded up to the nearest {pound sterling}5). An unconditional agreement for the transfer of such shares will be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer, but such liability will be cancelled if the agreement is completed by a duly stamped transfer within six years of the date of the agreement or, if the agreement was unconditional, the date on which the agreement became unconditional. Where the SDRT was paid, the SDRT will, provided a claim for repayment is made, be repaid (but not necessarily interest and penalties). Stamp duty and SDRT are normally paid by the purchaser.

     Under the CREST system for paperless transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

     Where AMVESCAP Ordinary Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (b) to, or to nominee for, a person whose business is or includes issuing depository receipts, stamp duty or SDRT at the higher rate of 1.5 per cent. (rounded up to the nearest {pound sterling}5) or 1.5 per cent., respectively, at current rates, of the consideration payable or, in certain circumstances, the value of the AMVESCAP Ordinary Shares is payable. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent. rounded up to the nearest {pound sterling}5, or 0.5 per cent. respectively at current rates) to apply to transactions within such service instead of the higher rate applying to issues or transfers of shares into the clearance services.

     This statement is intended as a general guide only, based on current law and practice. Certain categories of person are not liable to SDRT and others may, although not primarily liable for the SDRT, be required to notify the Inland Revenue and account for it under the Stamp Duty Reserve Tax Regulations 1986.

8.4  Clearance - UK Treasury Consent

     Section 765 of the Income and Corporation Taxes Act 1988 makes it unlawful for a UK resident company, inter alia to cause or permit a non-UK resident company over which it has control to create or issue any shares or debentures without the consent of the UK Treasury. The consent of the UK Treasury may be given in two ways, either automatically by coming within the provisions of the Treasury General Consents 1988 or by means of a special consent to a specific application for clearance submitted to the UK Treasury ("special consent").

     Certain transactions comprising part of the Plan, and in particular the issue and subsequent transfers to Exchangeco, Callco or AMVESCAP of the Exchangeable Shares, require special consent. This consent has been applied for by AMVESCAP. The UK Inland Revenue has informally indicated to the Company that the UK Treasury will give its consent and the Directors believe this will be given prior to the EGM. It is a condition of the Merger that consent be obtained and if the consent of the UK Treasury was not given, prior to the Effective Date the transaction would not be completed at such date. Instead, the transaction would be postponed until such consent is received, provided that if it is not received by 15 November 2000, the Merger Agreement will be terminated without liability except for any antecedent breaches of the Merger Agreement.

9.   MATERIAL CONTRACTS

9.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company and/or its subsidiaries since 23 June 1998, and are or may be material:

     (a) The Merger Agreement (as summarised in paragraph I of Part II of this document) including as appendices:

          (i) the draft Support Agreement (as summarised in paragraph 2 of Part II of this document);

          (ii) the draft Voting and Exchange Trust Agreement (as summarised in paragraph 3 of Part II of this document); and

          (iii) the draft Indenture (as summarised in paragraph 4 of Part II of this document) each of (i), (ii) and (iii) to be entered into on or prior to the Effective Date.

9.2 In addition to the contracts listed above in paragraph 9.1, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company and/or its subsidiaries and, as at the date of this document, contain provisions under which any member of the Group has an obligation or entitlement which is material to the Group:

(a) The Voting Agreement dated 4 November 1996 made between AMVESCAP, certain shareholders of AIM and their spouses prior to the AIM Merger and certain directors of AMVESCAP prior to the AIM Merger

     Pursuant to this agreement, certain shareholders of AIM prior to the AIM Merger and their spouses and certain directors of AMVESCAP prior to the AIM Merger have agreed to exercise the votes that they have as directors and shareholders in such a way as to maintain the composition of the Board of AMVESCAP, as between AMVESCAP designees and AIM designees subsequent to the AIM Merger.

     Under the terms of the Voting Agreement, the parties have agreed to maintain a Board of AMVESCAP comprising fifteen members, seven of whom will be designated by a group corresponding to AIM management prior to the AIM Merger; seven of whom comprise directors of AMVESCAP prior to the AIM Merger and one of whom will be the Chairman.

     The provisions of the Voting Agreement require parties to exercise their votes so as to ensure the continued balance of the membership of the Board of AMVESCAP between the two designated groups. The parties have also undertaken to exercise their votes in such a way that the balance will be maintained following any resignation, removal or re-election of directors. The balance is further reinforced by provisions on quorum for meetings of and voting at meetings of the Board of AMVESCAP when some designees are absent.

     Those AMVESCAP shareholders who are parties to the Voting Agreement agree that they will exercise their votes at general meetings of AMVESCAP on resolutions approved by two-thirds of the Board (other than those in respect of the election of directors) in the same proportion of positive and negative votes as those votes cast by shareholders of AMVESCAP who are not connected to those AMVESCAP Shareholders who are party to this Voting Agreement.

     The parties to the Voting Agreement have acknowledged that the obligations of parties who are directors of AMVESCAP will be subject to the fiduciary duties they owe to AMVESCAP as directors.

     The Voting Agreement will terminate on the earliest to occur of:

     (i) in the case of the undertaking to vote in the same proportion as unaffiliated shareholders, the first date on which certain large AIM shareholders hold less than 15 per cent. of votes attaching to AMVESCAP Ordinary Shares;

     (ii) in the case of all provisions, the fourth anniversary of completion of the AIM Merger; and

     (iii) in the case of all provisions, a resolution proposed by the designating group consisting of members of the Board of AMVESCAP (or their subsequent designees) being voted against by all of the group of directors designated by the AIM designating parties present at a meeting but which is approved by the AMVESCAP Board.

     Individual parties obligations under the Voting Agreement will cease if they are removed, fired, forced to resign or otherwise leave the Board of AMVESCAP on an involuntary basis (subject to certain exceptions).

(b) The Standstill Agreement dated 4 November 1996 made between AMVESCAP, certain shareholders of AIM prior to the AIM Merger and their spouses and certain directors of AMVESCAP

     Under the Standstill Agreement certain shareholders of AIM prior to the AIM Merger (and their spouses) and certain Directors of AMVESCAP have agreed not to take certain actions without the consent of at least two-thirds of all of the members of the Board of AMVESCAP.

     The parties to the Standstill Agreement (other than AMVESCAP) have given the following undertakings:

     (i) not to acquire further shares in AMVESCAP or equivalent interests in AMVESCAP (with certain limited exceptions including shares with a value of up to {pound sterling}250,000 in any calendar year, shares allotted under compensation programmes or plans approved by the Board of AMVESCAP or shares offered under rights issues and bonus issues to all AMVESCAP Shareholders), or acquire ownership of assets of AMVESCAP or its subsidiaries;

     (ii) not to participate in, or solicit the support of other shareholders of AMVESCAP for, a resolution to be proposed at a general meeting of AMVESCAP where the resolution has not been proposed by at least two-thirds of the members of the Board of AMVESCAP;

     (iii) not to make any solicitation, negotiation or statement with respect to a merger, sale or transfer of assets outside the ordinary course of business or other significant corporate transactions involving AMVESCAP or its affiliates (other than where made to the Board of AMVESCAP);

     (iv) not to participate in "groups" (within the meaning given in US securities law) or "concert parties" (within the meaning given in the Takeover Code) in respect of AMVESCAP;

          (v) not to deposit AMVESCAP Ordinary Shares or equivalent interests in AMVESCAP in a voting trust or similar arrangement;

          (vi) not to exercise voting rights to elect or remove directors (other than in accordance with the terms of the Voting Agreement);

          (vii) not to requisition a general meeting of AMVESCAP Ordinary Shareholders;

          (viii) not to enter into arrangements with a view to obtaining control of AMVESCAP;

          (ix) not to assist in proposals regarding the acquisition of AMVESCAP (or control over the management of AMVESCAP's Board) other than in the course of duties as a director or officer of AMVESCAP;

          (x) not to make a public request to AMVESCAP to amend the Standstill Agreement or the articles of association of AMVESCAP;

          (xi) not to take any action which might require AMVESCAP to make a public announcement about the possibility of a transaction referred to in (iii) above; and

          (xii) not to disclose any intentions, plans or arrangements inconsistent with any of the above undertakings.

          None of the above undertakings will prejudice the right of parties to the Standstill Agreement to accept or give irrevocable undertakings to accept takeover offers.

          The Standstill Agreement terminates on the earlier of the fifth anniversary of completion of the AIM Merger and the date on which certain large AIM shareholders together hold less than 10 per cent. of the AMVESCAP Ordinary Shares (or equivalent interests).

     (c)  The Transfer Restriction Agreement dated 4 November 1996

          This is made between AMVESCAP, certain shareholders of AIM prior to the AIM Merger and spouses of certain shareholders of AIM and Charles Brady.

          Under the terms of this restriction agreement the parties agree that they will not transfer their shares in AMVESCAP held as at completion of the AIM Merger (or arising from options held at completion of the AIM Merger) until the fifth anniversary of the agreement (in the case of significant shareholders of AIM and Charles Brady) or the fourth anniversary of the agreement (in the case of other shareholders) subject to certain exceptions.

          The significant outstanding exceptions to the restrictions on transfer are as follows:

          (i) transfers to close family members or to a personal representative on death;

          (ii) transfers in each year up to the fifth anniversary of completion of the AIM Merger on a cumulative basis of up to certain percentages of shares held as at completion of the AIM Merger and shares received subsequently on exercise of options held as at completion of the AIM Merger;

          Those AMVESCAP Shareholders who are parties to this agreement are also restricted from transferring shares amounting to more than 2.5 per cent. of AMVESCAP's voting shares - "block sales" - either individually or together with other shareholders as part of a "group" (within the meaning of US securities laws) or "concert party" (within the meaning of the Takeover Code). The restrictions in the agreement will not prejudice the right of parties to accept, or give irrevocable undertakings to accept, takeover offers. The agreement gives AMVESCAP a right of first refusal for AMVESCAP to purchase or arrange sale through its broker of shares that a party proposes to transfer in accordance with the exceptions to the restrictions on transfer.

          The "block sale" and AMVESCAP's right of first refusal provisions terminate five years after completion of the AIM Merger or earlier if certain significant AIM shareholders together hold less than 10 per cent. of the AMVESCAP Ordinary Shares.

     (d)  Transfer Administration Agreement dated 4 November 1996

          The parties to this agreement are those who are parties to the Transfer Restriction Agreement (except for Charles Brady) together with an agent, State Street Bank and Trust Company, known as the Transfer Administration Agent.

          Under the agreement the Transfer Administration Agent agrees to hold the share certificates representing shares whose transfer is restricted under the terms of the Transfer Restriction Agreement. Any shareholder who is party to the Transfer Restriction Agreement and who wishes to transfer shares in accordance with those agreements must deliver a notice to the Transfer Administration Agent who will release certificates in respect of the shares to be transferred.

          The Transfer Administration Agent will maintain a register of transfers and acquisitions of shares which are subject to the terms of the Transfer Restriction Agreements. AMVESCAP agrees to indemnify the agent in respect of losses it suffers (other than through its negligence) and AMVESCAP will pay the agent's fees and expenses.

          The term of the Transfer Administration Agreement is, in the case of significant AIM Shareholders, five years from completion of the AIM Merger and in the case of the other parties four years from completion of the AIM Merger.

     (e)  The Registration Rights Agreement dated 28 February 1997

          The parties to this agreement are AMVESCAP and certain shareholders of AIM prior to the AIM Merger who received new AMVESCAP Ordinary Shares pursuant to the AIM Merger.

          Under the terms of the Registration Rights Agreement, American Depositary Shares issued to shareholders on conversion of the shares issued to them pursuant to the AIM Merger (together with any other AMVESCAP securities issues in respect of such American Depositary Shares) and AMVESCAP Ordinary Shares issued pursuant to the AIM Merger (to the extent that securities of the same class have been registered with the US Securities and Exchange Commission ("SEC")) may be registered with SEC at the request of such shareholders subject to certain conditions. The most significant of these conditions is that the request for registration may only be made after the first anniversary of completion of the AIM Merger and then only by such shareholders together holding more than 5 per cent. of the securities covered by the Registration Rights Agreement. AMVESCAP will only be required to accept three such requests for registration.

          If a request for registration is made in accordance with the terms of the Registration Rights Agreement, AMVESCAP will be required to effect a registration statement in respect of the relevant securities with the SEC.

          The Registration Rights Agreement will terminate on the earlier of:

          (i)  the sixth anniversary of completion of the AIM Merger; and

          (ii) the date on which the final registration under the Registration Rights Agreement becomes effective.

     (f) The Indemnification Agreement dated 28 February 1997 made between AMVESCAP, Charles Bauer, Robert Graham and Gary Crum and certain related persons

          Under the Indemnification Agreement, AMVESCAP has agreed to indemnify these directors qua shareholders of AIM prior to the AIM Merger, each of whom held approximately 5 per cent. or more of the shares in AMVESCAP following completion of the AIM Merger against any increase in the US tax liability of those shareholders arising from AMVESCAP engaging in certain transactions involving the disposition of certain shares or assets of the AMVESCAP Group after the AIM Merger.

     9.3 The only contract (not being a contract in the ordinary course of business) which has been entered into by Trimark and/or its subsidiaries since 23 June 1998, and is or may be material is the Merger Agreement.

     9.4 Except for the contract referred to above in paragraph 9.3, there are no contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Trimark and/or its subsidiaries and, as at the date of this document, contain provisions under which any member of the Trimark Group has an obligation or entitlement which is material to the Trimark Group.



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

10.  WORKING CAPITAL

     The Directors are of the opinion that, having regard to the Enlarged AMVESCAP Group's existing resources, the Enlarged AMVESCAP Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

11.  SUBSIDIARIES

11.1 The Company acts as the holding company of the Group, the principal activities of which are asset management and the provision of related financial services. The principal subsidiary undertakings of the Company which are included in the consolidation of the AMVESCAP Group's results (all of which are wholly-owned companies), and their respective fields of activity, are set out below:

                                        Registered Office (or
Name of Company                         principal place of business)            Field of Activity
AIM Funds Management Inc.               120 Bloor Street East                   Investment Manager,
                                        Suite 700                               Advisor and Distributor of
                                        Toronto                                 Mutual Funds
                                        Ontario M4W 1B7
                                        Canada
AIM Management Group, Inc.              11 Greenway Plaza                       Holding Company
                                        Suite 100
                                        Houston
                                        Texas 77046
                                        USA
AVZ, Inc.*                              1315 Peachtree Street N.E               Holding Company
                                        Atlanta
                                        Georgia 30309
                                        USA
INVESCO Asia Limited                    11-12th Floor, 3 Exchange               Investment Management
                                        Square
                                        8 Connaught Place
                                        Central
                                        Hong Kong
INVESCO Asset Management                16th Floor, Imperial Tower              Investment Management
  (Japan) Ltd                           1-1-1, Uchisawai-cho
                                        Chiyoda-Ku
                                        Toyko 100-0011
                                        Japan
INVESCO Asset Management                Bleichstrasse 60-62                     Investment Management
  Deutschland GmbH                      60313 Frankfurt am Main
                                        Germany
INVESCO Asset Management                Georges Dock International              Holding Company
  Ireland Holdings Limited              Financial Services Centre
                                        Dublin 1
                                        Ireland
INVESCO Asset Management                Georges Dock International              Investment Management
  Ireland Limited                       Financial Services Centre
                                        Dublin 1
                                        Ireland
INVESCO Asset Management Limited        11 Devonshire Square                    Investment Management
                                        London
                                        EC2M 4YR
                                        United Kingdom
INVESCO Bank OHG                        Bleichstrasse 60-62                     Banking and Asset
                                        60313 Frankfurt am Main                 Management
                                        Germany

                                        Registered Office (or
Name of Company                         principal place of business)            Field of Activity
INVESCO Europe Limited*                 11 Devonshire Square                    Holding Company
                                        London
                                        EC2M 4YR
                                        United Kingdom
INVESCO France S.A.                     19 rue du General Foy                   Investment Management,
                                        75008 Paris                             Sales and Marketing
                                        France
INVESCO Fund Managers Limited           11 Devonshire Square                    Investment Management
                                        London
                                        EC2M 4YR
                                        United Kingdom
INVESCO Funds Group, Inc.               7800 East Union Avenue                  Management, Distribution
                                        Suite 800                               and Administration of
                                        Denver                                  Mutual Funds
                                        Colorado 89237
                                        USA
INVESCO GT Asset Management             11 Devonshire Square                    Investment Management
  PLC                                   London
                                        EC2M 4YR
                                        United Kingdom
INVESCO Holland BV                      Concertgebouwplein 15                   Holding Company
                                        1071 LL Amsterdam
                                        The Netherlands
INVESCO, Inc.                           1360 Peachtree Street N.E.              Investment Advisory
                                        Suite 100                               Services
                                        Atlanta
                                        Georgia 30309
                                        USA
INVESCO International Holdings          11 Devonshire Square                    Holding Company
  Limited                               London
                                        EC2M 4YR
                                        United Kingdom
INVESCO Pacific Holdings Limited        Cedar House                             Holding Company
                                        41 Cedar Avenue
                                        HM12 Hamilton
                                        Bermuda
INVESCO Private Portfolio               11 Devonshire Square                    Investment Management
  Management Limited                    London
                                        EC2M 4YR
                                        United Kingdom
INVESCO Retirement and                  400 Colony Square                       Co-ordinate, Develop and
  Benefit Services, Inc.                1201 Peachtree Street N.E.              Manage Defined
                                        Suite 2200                              Contribution Plans (incl.
                                        Atlanta                                 401K) and other Retirement
                                        Georgia 30361                           Assets and Services
                                        USA
INVESCO UK Holdings PLC                 11 Devonshire Square                    Holding Company
                                        London
                                        EC2M 4YR
                                        United Kingdom

*    These companies account for more than 10% of total revenue of the AMVESCAP
     Group

12.  PRINCIPAL ESTABLISHMENTS

12.1 The principal establishments owned or occupied by the Group are as follows:

     (i) the lease of approximately 80,500 square feet at 11 Devonshire Square London EC2M 4YR in the United Kingdom expiring on 31st December 2007. AMVESCAP has also signed an agreement to lease 130,000 square feet of space in London for a term of 20.5 years in London, which is expected to commence in July 2002;

     (ii) the lease of approximately 45,000 square feet at 1315 Peachtree Street N.E. Suite 100 Atlanta Georgia USA;

     (iii) the lease of approximately 107,413 square feet at 1360 Peachtree Street N.E. Suite 100 Atlanta, Georgia, USA;

     (iv) the lease of approximately 74,421 square feet at 400 Colony Square, 1201 Peachtree Street N.E. Suite 2200 Atlanta, Georgia, USA;

     (v) the lease of approximately 618,984 square feet at 11 Greenway Plaza, Suite 100, Houston, Texas, USA; and

     (vi) the lease of approximately 160,000 square feet at 7800 East Union Avenue, Suite 800, Denver, Colorado, USA.

          In addition, the AMVESCAP Group occupies leased premises in Louisville, Kentucky; Boston, Massachusetts; New York, New York; Dallas, Texas; Coral Gables, Florida; San Francisco, California; Toronto, Ontario; Hamilton, Bermuda; Puerto Rico; Winston Salem, North Carolina; Buenos Aires, Argentina; Reigate, England; St. Helier, Jersey; St. Peter Port, Guernsey; Dublin, Ireland; Paris, France; Tokyo, Japan; Hong Kong, PRC; Taipei, Taiwan; Sydney, Australia; Singapore; Madrid, Spain; Milan, Italy; Amsterdam, Netherlands; Frankfurt, Germany; Vienna, Austria; Zurich, Switzerland; Moscow, Russia; Warsaw, Poland; and Prague, Czech Republic.

          AMVESCAP considers the facilities generally suitable and adequate for the purposes for which they are used.

13.  MISCELLANEOUS

13.1 No significant change

(a) Save as disclosed in paragraph 10 of Part I "Current Trading and Prospects", there has been no significant change in the financial or trading position of the AMVESCAP Group since 31 March 2000, the date to which the last unaudited accounts of the AMVESCAP Group for the three month period then ended were prepared.

(b) Save as disclosed in paragraph 10 of Part I "Current Trading and Prospects", there has been no significant change in the financial or trading position of the Trimark Group since 31 March 2000, the date to which the last audited accounts of the Trimark Group were prepared.

13.2 Litigation

(a) Neither the Company nor any of its subsidiary undertakings is nor has been party to any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document a significant effect on the AMVESCAP Group's financial position nor are any such proceedings pending or threatened by or against the Company or any of its subsidiary undertakings.

(b) Neither Trimark nor any of its subsidiary undertakings is nor has been party to any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document a significant effect on the Trimark Group's financial position nor are any such proceedings pending or threatened by or against Trimark or any of its subsidiary undertakings.

13.3 Expenses

     The total costs and expenses relating to the Merger which are payable by the Company, are estimated to amount to {pounds sterling}20 million (excluding VAT).

13.4 Consent

     Arthur Andersen, Chartered Accountants, have given and have not withdrawn their written consent to the inclusion herein of their letter at Part V and the references to their name in the form and context in which they are respectively included and have authorised the contents of their letter for the purposes of section 152(1)(e) of the Financial Services Act 1986.

13.5 The Company's registrars are IRG plc of Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

13.6 Save for the Debentures, which may be issued if more than C$100 million are elected for by the Trimark Shareholders, there are no outstanding convertible debt securities, exchangeable debt securities or debt securities with warrants in the AMVESCAP Group.

14.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA, up to and including 20 July 2000:

     (a)  the Memorandum and Articles of Association of the Company;

     (b) the audited consolidated accounts of AMVESCAP for the three financial years ended 31 December 1999, 31 December 1998 and 31 December 1997;

     (c) the unaudited interim accounts of AMVESCAP for the 3 month period ended 31 March 2000;

     (d) the audited financial accounts of Trimark for the three financial years ended 31 March 2000, 31 March 1999 and 31 March 1998;

     (e)  the pro forma financial information of the Enlarged AMVESCAP Group;

     (f)  the letter from Arthur Andersen set out in Part V of this document;

     (g) the rules of the AMVESCAP Share Option Schemes referred to in paragraph 6 above;

     (h)  the trust deeds referred to in paragraphs 6.5, 6.6 and 6.8 above;

     (i) the service contracts and AMVESCAP 2000 Management Incentive Plan referred to in paragraph 7 above;

     (j)  the material contracts referred to in paragraph 9 above;

     (k)  the letter of consent referred to in paragraph 13.4 above;

     (l) the voting undertakings referred to in paragraph 14 of Part I of this document; and

     (m)  this document.

Dated 23 June 2000

                                    PART VII

                                   DEFINITIONS

In this document the following expressions have the following meanings unless the context requires otherwise:

"Act"                              the Companies Act 1985 as amended

"Admission"                        admission of the New AMVESCAP Ordinary Shares
                                   to the Official List of the UKLA and to
                                   trading on the London Stock Exchange

"AIM"                              AIM Management Group Inc.

"AIM Merger"                       the merger of AIM Management Group Inc. and
                                   AMVESCAP in February 1997 pursuant to which AMVESCAP acquired the entire issued share capital of AIM

"AMVESCAP" or the "Company"        AMVESCAP PLC

"AMVESCAP Group" or "Group"        AMVESCAP and its subsidiaries at the date of
                                   this document

"AMVESCAP Ordinary Shares"         ordinary shares of 25 pence each in the
                                   capital of the Company

"AMVESCAP Shareholders"            holders of AMVESCAP Ordinary Shares

"AMVESCAP Share Option Schemes"    the share option schemes of the AMVESCAP
                                   Group referred to in paragraph 6 of Part VI

"AMVESCAP Share Value"             C$1000 divided by the Closing Price; provided
                                   that if the Closing Price is less than
                                   C$18.8193 it will be deemed to be C$18.8193 and, if the Closing Price is greater than C$24.1963, it will be deemed to be C$24.1963

"Board" or "Directors"             the board of directors of AMVESCAP as listed
                                   in paragraph 2 of Part VI

"Callco" AVZ Callco Inc. a corporation incorporated under the laws of the province of Nova Scotia in Canada and a wholly owned subsidiary of AMVESCAP

"Canadian Dollar Equivalent"       on any date the amount in Canadian dollars
                                   derived by multiplying an amount expressed in pounds sterling by the noon spot exchange rate on such date for conversion of pounds sterling into Canadian dollars as reported by the Bank of Canada or, if unavailable, then at the exchange rate deemed appropriate by the Directors for the day in question

"Closing Price"                    the weighted average of the Canadian Dollar
                                   Equivalent of the trading prices of an
                                   AMVESCAP Ordinary Share on the London Stock
                                   Exchange for a period of five consecutive trading days ending on the date that is three
                                   Business Days prior to the Effective Date

"Closing Price Ratio"              the figure derived by dividing the Closing
                                   Price by C$21.5078, which shall be deemed to be 0.875 if the resulting figure is less than
                                   0.875 and 1.125 if the resulting figure is greater than 1.125

"CREST" the relevant system (as defined in the Regulations) in respect of which Crestco Ltd. is the operator (as defined in the Regulations)

"Current Market Price"             in respect of an AMVESCAP Ordinary Share on
                                   any date, the quotient obtained by dividing
                                   (i) the aggregate of the Daily Value of
                                   Trades for each day during a period of 20 consecutive trading days ending not more than 3 trading days before such date, by (ii) the aggregate volume of AMVESCAP Ordinary Shares used to calculate such Daily Value of Trades

"Daily Value of Trades"            in respect of the AMVESCAP Ordinary Shares on
                                   any trading day, the Canadian Dollar
                                   Equivalent of the product of (i) the volume weighted average price of AMVESCAP Ordinary
                                   Shares on the LSE (or, if the AMVESCAP
                                   Ordinary Shares are not then listed on the LSE, on such other exchange on which the AMVESCAP Ordinary Shares are listed as may be selected by the Board on such date, as determined by Bloomberg L.P. or another reputable third party information source selected by the Board), times (ii) the aggregate volume of AMVESCAP Ordinary Shares traded on such day on the LSE (or such other exchange used to calculate such volume weighted average price)

"Debentures"                       6% equity subordinated debentures to be
                                   issued by Exchangeco pursuant to the Merger

"Director"                         any member of the Board of AMVESCAP

"Dissenting Shareholders"          those Trimark Shareholders holding shares
                                   directly in Trimark who exercise validly their rights of dissent by providing to Trimark a notice of dissent by the applicable time and date and who become entitled to receive "fair value" for their Trimark Shares in cash

"Effective Date"                   the date on which the Plan becomes effective
                                   which is expected to be on or before 1 August
                                   2000

"Election Deadline"                5.00pm (Toronto time) on 20 July 2000, the
                                   time and date by which Trimark Optionholders are required to have validly exercised conditionally or otherwise their Trimark
                                   Options in order to receive Trimark Shares, failing which such persons shall receive options over AMVESCAP Ordinary Shares as set out in paragraph 1 of Part II of this document (as such time and date may be postponed or adjourned in certain circumstances)

"Enlarged AMVESCAP Group"          the AMVESCAP Group as enlarged by the Merger
                                   with Trimark

"Exchangeco"                       means AMVESCAP Inc. a corporation
                                   incorporated under the laws of the province of Nova Scotia and an indirect wholly owned subsidiary of AMVESCAP

"Exchangeable Shares"              exchangeable shares in the capital of
                                   Exchangeco to be issued pursuant to the
                                   Merger

"Exchange Ratio"                   means 1.25536 divided by the Closing Price
                                   Ratio resulting in an approximate figure for the Exchange Ratio of no more than 1.4346971 and no less than 1.1158755

"Extraordinary General Meeting"    the extraordinary general meeting of AMVESCAP
or "EGM"                           to be convened for 11.00 am on 20 July 2000
                                   for the purposes of passing the Special
                                   Resolution

"Form of Proxy"                    the form of proxy to be used by AMVESCAP
                                   Shareholders at the Extraordinary General
                                   Meeting

"Indenture"                        the indenture to be dated on the Effective
                                   Date between AMVESCAP, Exchangeco and the Trustee under which the Debentures will be issued

"Listing Particulars"              this document

"Listing Rules"                    the Listing Rules of the UKLA

"London Stock Exchange" or "LSE"   the London Stock Exchange plc

"Merger" the proposed acquisition of the entire issued share capital of Trimark by AMVESCAP (through Exchangeco) on the terms and conditions set out in the Merger Agreement

"Merger Agreement"                 the amended and restated merger agreement
                                   dated as of 9 May 2000 between AMVESCAP and Trimark as referred to in paragraph 1 of Part
                                   II to this document

"New AMVESCAP Ordinary Shares"     new ordinary shares of 25 pence each in the
                                   capital of the Company to be issued, credited as fully paid, pursuant to the Merger

"OBCA" the Business Corporations Act (Ontario), as amended

"Official List"                    the official list of the UKLA

"Plan" the plan of arrangement under the OBCA proposed for Trimark pursuant to which the entire issued share capital of Trimark will be acquired by AMVESCAP (through Exchangeco), on the terms and subject to the conditions of the Merger Agreement

"Regulations"                      the Uncertificated Securities Regulations
                                   1998 (SI 1995 No.95/3272)

"Securities Act"                   the United States Securities Act of 1933 as
                                   amended

"Special Resolution"               the special resolution set out in the Notice
                                   of EGM at the end of this document

"Special Voting Share"             the one special voting share of 25 pence in
                                   the capital of the Company to be issued
                                   pursuant to the Merger

"subsidiary"                       shall be construed in accordance with the Act

"Trimark"                          Trimark Financial Corporation

"Trimark Group"                    Trimark and its subsidiaries

"Trimark Directors"                the board of directors of Trimark

"Trimark Options"                  the outstanding options to acquire Trimark
                                   Shares

"Trimark Optionholders"            the holders of Trimark Options

"Trimark Securityholders"          Trimark Shareholders and Trimark
                                   Optionholders collectively (provided that this shall be deemed to exclude those Trimark
                                   Shareholders who hold shares indirectly in Trimark for the purposes of paragraph 1 of
                                   Part II of this document only)

"Trimark Shareholders"             the holders of Trimark Shares

"Trimark Shares"                   the outstanding common shares in the capital
                                   of Trimark (or in the capital of certain holding companies, which will become wholly owned by AMVESCAP as a result of the Merger, whose only purpose is to hold outstanding common shares in the capital of Trimark)

"Trustee"                          CIBC Mellon Trust Company

"UK" or "United Kingdom"           the United Kingdom of Great Britain and
                                   Northern Ireland

"UKLA"                             the UK Listing Authority

"uncertificated form"              recorded on the relevant register as being
                                   held in uncertificated form in CREST and title to which may be transferred by means of CREST

"USA" or "United States"           the United States of America, its territories
                                   and possessions, any State of the United
                                   States of America and the District of
                                   Columbia and all other areas subject to the jurisdiction of the United States

In this document unless the context specifies otherwise: (a) Canadian Dollars (C$) have been converted to Pounds Sterling at the rate of C$2.2849: {pound sterling}1, being the mid point exchange rate as at close of business on 8 May 2000, the date prior to the announcement of the Merger; (b) references to times of day are to the time of day in London, England.

                                   PART VIII

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

                                  AMVESCAP PLC

                       (Registered in England No. 308372)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 11 Devonshire Square, London EC2M 4YR on 20 July 2000 at 11.00 am, for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

                               SPECIAL RESOLUTION

That:

(A) approval be given to the acquisition of the entire issued and to be issued share capital of Trimark Financial Corporation upon the terms and conditions as set out in the Merger Agreement, together with the Support Agreement, Voting and Exchange Trust Agreement and Indenture each in the form produced to the meeting and initialled by the Chairman with, in each case, such non-material amendments, modifications, waivers and extensions of such terms and conditions as the Directors think fit (the "Merger");

(B) the authorised share capital of the Company be increased from {pound sterling}212,700,000 to {pound sterling}262,500,000 by the creation of 199,199,999 AMVESCAP Ordinary Shares of 25 pence each and by the creation of a special voting share of 25 pence (the "Special Voting Share") with the rights, privileges, and restrictions attaching to it as summarised in paragraph 6 of Part II of the document, comprising a circular and listing particulars relating to the Company, to which this Notice is appended (and so that words and expressions defined in such circular and listing particulars shall bear the same meanings in this resolution) and set out in the Articles of Association referred to in (G) below;

(C) the authority given to the Directors at the annual general meeting of the Company held on 26 April 2000 be renewed so that the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of {pound sterling}56,205,685.50 provided that;

     (i) this authority unless renewed or revoked shall expire on 25 April 2005 save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

     (ii) upon the passing of this resolution, the resolution numbered 5 passed at the annual general meeting of the Company held on 6 May 1999 and the resolution numbered 6 passed at the annual general meeting held on 26 April 2000 respectively shall be of no further force or effect (without prejudice to any previous exercise thereof);

(D) without affecting the authority given to the Directors at (C) above, the Directors be authorised under section 80 of the Companies Act 1985 (i) to allot New AMVESCAP Ordinary Shares in connection with the Merger subject to and to the extent that valid acceptances pursuant to the Merger are received for New AMVESCAP Ordinary Shares, Exchangeable Shares and Debentures and (ii) to allot the Special Voting Share subject only to payment of 25 pence therefor, such power to expire on 19 July 2005, save that the Company may, before the expiry of such authority, make an offer or agreement (including the Merger Agreement, the Support Agreement, Voting and Exchange Trust Agreement and Indenture) which would or might require New AMVESCAP Ordinary Shares to be allotted after such expiry and the Directors may allot such New AMVESCAP Ordinary Shares pursuant to such offer or agreement as if the authority conferred by this paragraph (D) had not expired and the maximum nominal value of New AMVESCAP Ordinary Shares and the Special Voting Share which can be allotted under this authority is {pound sterling}26,307,220.75; without prejudice to the generality of the foregoing, this authority shall include authority for the Directors to allot New AMVESCAP Ordinary Shares and the Special Voting Share referred to in the Merger Agreement; and

(E) the authority given to the Directors at the annual general meeting of the Company held on 26 April 2000 be renewed so that the Directors be empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities ( as defined in Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred on them by (C) above as if section 89(1) of that Act did not apply to such allotment provided that the power conferred by this paragraph (E) shall be limited to:

     (i) any allotment of equity securities in connection with a rights issue being an offer of equity securities by way of rights to the holders of ordinary shares in the capital of the Company (of any class) on the relevant register on a fixed record date in proportion (as nearly as may be) to the respective holdings of ordinary shares to whom the offer is made (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange); and

     (ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding {pound sterling}8,430,852.75;

     provided further that this power, unless renewed, shall expire on 25 April 2005; and the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired and, upon the passing of this resolution, each of the resolutions numbered 8 passed at the annual general meetings of the Company held on 6 May 1999 and 26 April 2000 respectively shall be of no further force or effect (without prejudice to any previous exercise thereof);

(F) without affecting the authority given to the Directors at (E) above, the Directors be empowered under section 95 of the Companies Act 1985 (i) to allot New AMVESCAP Ordinary Shares in connection with the Merger subject to and to the extent that valid acceptances pursuant to the Merger are received for New AMVESCAP Ordinary Shares, Exchangeable Shares and Debentures pursuant to and during the period of the authority granted in
     (D) above as if Section 89(1) of the said Act did not apply to any such allotment and (ii) to allot the Special Voting Share as if Section 89(1) of the Act did not apply to any such allotment, such power to expire on 19 July 2005, save that the Company may, before the expiry of such power, make an offer or agreement (including the Merger Agreement, the Support Agreement Voting and Exchange Trust Agreement and Indenture) which would or might require New AMVESCAP Ordinary Shares to be allotted after such expiry and the Directors may allot such New AMVESCAP Ordinary Shares pursuant to such offer or agreement as if the power conferred by this paragraph (F) had not expired; and the maximum nominal value of New AMVESCAP Ordinary Shares and Special Voting Share which can be allotted under this power is {pound sterling}26,307,220.75; without prejudice to the generality of the foregoing, this power shall include power for the Directors to allot the New AMVESCAP Ordinary Shares and the Special Voting Share referred to in the Merger Agreement; and

(G) the Regulations contained in the printed document produced to the meeting, and for the purpose of identification initialled by the chairman of the meeting, be approved and adopted as the articles of association of the Company in substitution for, and to the exclusion of, all previous articles of association

PROVIDED THAT, save for (A) above, this resolution shall be conditional upon the Plan becoming effective other than any requirement in the Plan for this resolution to become unconditional in order for the Plan to become effective.

Registered office:                                         BY ORDER OF THE BOARD
11 Devonshire Square                                            Michael S Perman
London EC2M 4YR                                                        Secretary
                                                                    23 June 2000

NOTES

PROXIES: Only holders of AMVESCAP Ordinary Shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies, who need not be a member of the Company, to attend (and on a poll to vote) instead of him or her. Forms of proxy must be received by the Company's Registrars, IRG Plc (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member from attending and voting in person at the meeting.

RIGHT TO ATTEND AND VOTE: In order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of members of the Company by no later than 11 am on 18 July 2000, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at this meeting.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 23 June, 2000                         By /s/ MICHAEL S. PERMAN
     ------------                            -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary